Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

dated as of December 29, 2008

among

BALTIMORE US INC.

BALTIMORE ACQUISITION (CAYMAN ISLANDS) LIMITED

CHESAPEAKE CORPORATION

and

THE OTHER SELLERS NAMED HEREIN

TABLE OF CONTENTS

Page

ASSET PURCHASE AGREEMENT	1

ARTICLE I DEFINITIONS AND RULES OF CONSTRUCTION	1
1.1	Definitions	1
1.2	Rules of Construction	23

ARTICLE II PURCHASE AND SALE; ASSUMPTION OF CERTAIN LIABILITIES	24
2.1	Purchase and Sale of Assets	24
2.2	Excluded Assets	26
2.3	Assignment and Assumption of Liabilities	27
2.4	No Other Liabilities Assumed	28
2.5	Revisions to Schedules	31
2.6	Deemed Consents and Cures	31
2.7	Obligations in Respect of Required Consents	31
2.8	Post-Closing Assignment of Contracts	31

ARTICLE III CLOSING	32
3.1	Closing	32
3.2	Closing Payments	32
3.3	Deliveries by Sellers	32
3.4	Deliveries by Purchasers	35
3.5	Form of Instruments	35
3.6	Further Assurances	35
3.7	Withholding	36

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLERS	36
4.1	Organization, Standing	36
4.2	Subsidiaries	36
4.3	Validity of Agreement; Power	37
4.4	No Conflicts or Violations	37
4.5	SEC Reports and Financial Information	38
4.6	Title to Assets; Assets Necessary to Business	39
4.7	Real Property	40
4.8	Intellectual Property	41
4.9	Contracts	42
4.10	Insurance	44
4.11	Taxes	44
4.12	Employee Benefit Plans	47
4.13	Foreign Pension Plans	49
4.14	Labor Matters	53
4.15	Personnel Matters	54

4.16	Litigation, Orders	54
4.17	Compliance with Law	54
4.18	Environmental Matters	54
4.19	Affiliated Transactions	55
4.20	Relationships with Customers and Suppliers	55
4.21	Product Warranty	56
4.22	Product Liability	56
4.23	No Illegal Payments	56
4.24	Brokers	56
4.25	Bank Accounts Schedule	56
4.26	Books and Records	57
4.27	Forecast	57
4.28	No Other Representations or Warranties; Disclosure Schedules	57

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASERS	58
5.1	Organization	58
5.2	Authority	58
5.3	Consents	58
5.4	Revolver Backstop Letter	58
5.5	Condition of the Business	58

ARTICLE VI PRE-CLOSING COVENANTS	59
6.1	Consents and Approvals	59
6.2	Access to Information and Facilities	61
6.3	Conduct of the Business Pending the Closing	61
6.4	Notification of Certain Matters	64
6.5	Bankruptcy Actions	65
6.6	Exclusivity; No Solicitation of Transactions; Acquisition Proposal	66
6.7	Taxes	67
6.8	Collective Bargaining Agreements	68
6.9	Pension Actions	68
6.10	Financing Cooperation	68
6.11	VEBA Administration	68
6.12	Top-Hat Filings	69
6.13	Transition Services Agreement	69
6.14	Intercompany Obligations	69
6.15	Expenses	69

ARTICLE VII CONDITIONS TO CLOSING	69
7.1	Conditions to Parties’ Obligations	69
7.2	Conditions to Purchasers’ Obligations	70
7.3	Conditions to Sellers’ Obligations	71

ARTICLE VIII TERMINATION	71
8.1	Termination	71
8.2	Breakup Fee and Expense Reimbursement	73
8.3	Effect of Termination or Breach	74

ARTICLE IX POST-CLOSING COVENANTS	75
9.1	Employees	75
9.2	Employee Benefit Plans	75
9.3	WARN Act	76
9.4	Payroll Reporting and Withholding	76
9.5	Joint Post-Closing Covenant of Purchasers and Sellers	76
9.6	Certain Consents	77
9.7	Name Changes	77
9.8	Accounts Receivable; Collections	77
9.9	Access to Information	77
9.10	Confidentiality	78
9.11	Tax Matters	79
9.12	Release and Indemnity	80

ARTICLE X MISCELLANEOUS	81
10.1	No Survival of Representations and Warranties	81
10.2	No Impediment to Liquidation	81
10.3	Expenses	81
10.4	Amendment	81
10.5	Notices	81
10.6	Waivers	82
10.7	Counterparts and Execution	82
10.8	SUBMISSION TO JURISDICTION	82
10.9	Governing Law	83
10.10	Binding Nature; Assignment	83
10.11	Specific Performance	83
10.12	No Third Party Beneficiaries	83
10.13	No Recourse	83
10.14	Construction	84
10.15	Public Announcements	84
10.16	Disclosure Schedules	84
10.17	Entire Understanding	84
10.18	Closing Actions	85
10.19	Setoff	85
10.20	Conflict between Transaction Documents	85

EXHIBITS

Exhibit A	-	Form of Bidding Procedures Order
Exhibit B	-	Form of Memorandum regarding Hong Kong Value
Exhibit C	-	Form of Sale Order
Exhibit D	-	Form of Bill of Sale
Exhibit E	-	Form of Assignment and Assumption
Exhibit F	-	Form of Intellectual Property Assignments

Exhibit G	-	Baseline Forecast of Consolidated EBITDA
Exhibit H	-	Form of Revolver Backstop Letter

SCHEDULES

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into as of this 29th day of December, 2008, by and among Baltimore US Inc., a Delaware corporation (“U.S. Purchaser”), Baltimore Acquisition (Cayman Islands) Limited, an exempted company incorporated in the Cayman Islands (“Foreign Purchaser”, together with the U.S. Purchaser, the “Purchasers”), Chesapeake Corporation, a Virginia corporation (the “Company”) and the U.S. Operating Subsidiaries (as hereinafter defined).  The Company and the U.S. Operating Subsidiaries are collectively referred to herein as the “Sellers”.

In consideration of the mutual covenants, agreements and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions.  Unless otherwise defined herein, terms used herein shall have the meanings set forth below:

“Accounts Receivable” means all accounts and notes receivable (whether current or non-current), including trade accounts receivable (including accounts receivable for any product shipped prior to but not invoiced as of, the Closing Date) outstanding as of the Closing Date and any other rights to receive payment for sales as of the Closing Date in respect of goods shipped, products sold or services rendered prior to the Closing Date.

“Acquired Assets” has the meaning set forth in Section 2.1(a) hereof.

“Acquired Owned Real Property” has the meaning set forth in Section 2.1(a)(iv).

“Acquisition Proposal” means a proposal (other than by Purchasers or their Affiliates) relating to any sale, transfer or other disposition of all or any substantial portion of the Business or the consolidated assets of the Company Group to one or more Persons (other than Purchasers or their Affiliates), whether proposed to be effected pursuant to a merger, consolidation, share exchange, amalgamation, foreclosure, compromise, sale, issuance, transfer or redemption of any assets or securities of any member of the Company Group or any successor thereto, or any similar transaction or business combination, including by means of any plan of reorganization, whether or not proposed or advanced by any Seller.  For the avoidance of doubt, “Acquisition Proposal” shall not include the Madrid Sale, the Brussels Sale nor any Permitted Disposition.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of such Person, whether by contract, through the ownership of voting securities or otherwise.

“Affiliated Group” means an “affiliated group” as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which any Seller is or has been a member.

“Agreement” means this Asset Purchase Agreement, including all the Exhibits and the Schedules hereto, as the same may be amended from time to time in accordance with its terms.

“Allocation” has the meaning set forth in Section 9.11 hereof.

“Antitrust Division” has the meaning set forth in Section 6.1(b) hereof.

“Antitrust Filing” has the meaning set forth in Section 6.1(b) hereof.

“Applicable Rate” means the prime rate of interest reported from time to time in The Wall Street Journal.

“Assignment and Assumption” has the meaning set forth in Section 3.3(h) hereof.

“Assumed Contracts” has the meaning set forth in Section 2.1(a)(ix) hereof.

“Assumed Employee Benefit Plans” has the meaning set forth in Section 2.1(a)(x) hereof.

“Assumed Equipment Leases” has the meaning set forth in Section 2.1(a)(vii) hereof.

“Assumed Executory Contracts” means the Assumed Contracts and the Assumed Leases.

“Assumed Facility Leases” has the meaning set forth in Section 2.1(a)(v) hereof.

“Assumed Leased Facilities” means the Leased Facilities identified in the Assumed Facility Leases.

“Assumed Leases” has the meaning set forth in Section 2.1(a)(vii) hereof.

“Assumed Obligations” has the meaning set forth in Section 2.3(a) hereof.

“Auction” means the auction conducted by Sellers pursuant to the Bidding Procedures Order for substantially all of the Acquired Assets in the event a Qualified Bid is timely received prior to the Bid Deadline (as defined in the Bidding Procedures Order).

“Bankruptcy Code” means title 11 of the United States Code.

“Bankruptcy Court” means the United States Bankruptcy Court for the Eastern District of Virginia (Richmond Division).

“Barclays Letter of Credit” means the Wachovia Irrevocable Standby Letter of Credit Number SM232612W, Issue Date: 9/2/08, on behalf of Chesapeake plc, Church House, subject to payment demand of GBP 2,500,000 made by Barclay’s Bank PLC.

“Baseline Forecast” has the meaning set forth in Section 4.27 hereof.

“Bidding Procedures Hearing” has the meaning set forth in Section 6.5(a) hereof.

“Bidding Procedures Order” means the order of the Bankruptcy Court, in the form of Exhibit A attached hereto.

“Bills of Sale” has the meaning set forth in Section 3.3(g) hereof.

“Books and Records” means all records and lists of Sellers to the extent relating to the Business including, (i) all analysis reports, marketing reports and creative material pertaining to the Acquired Assets, the Facilities or the Business, (ii) all records relating to customers, suppliers or personnel of the Business (including customer lists, mailing lists, e-mail address lists, recipient lists, sales records, correspondence with customers, customer files and account histories, supply lists and records of purchases from and correspondence with suppliers), (iii) all records relating to all product, business and marketing plans to the extent relating to the Business, (iv) all accounting, Tax records and Tax Returns to the extent relating to the Business and (v) all books, ledgers, files, reports, plans, drawings and operating records of every kind to the extent relating to the Business.

“Breakup Fee” has the meaning set forth in Section 8.2(a) hereof.

“Brussels Sale” has the meaning set forth in Section 6.3(w) hereof.

“Business” means the activities carried on by the Sellers or the Foreign Subsidiaries relating to the supply of specialty paperboard packaging products and plastic packaging products and products ancillary thereto (which, for the avoidance of doubt, does not include the manufacture of paper).

“Capitalized Lease Liabilities” means all monetary obligations of any Person under any leasing or similar arrangement which have been (or, in accordance with GAAP, should be) classified as capitalized leases, and for purposes of the determination of Interest Expense, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a premium or a penalty.

“CAPL” means Chesapeake Asia Pacific Limited.

“Carve-Out” shall have the meaning ascribed to such term in the DIP Facility.

“Cash” means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP applied on a basis consistent with the preparation of the latest audited financial statement included in the Company SEC Documents.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) and any Laws promulgated thereunder.

“Chapter 11 Cases” means the cases commenced by Sellers under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

“China Pension Schemes” means any social security fund required for contribution from each Foreign Subsidiary in mainland China (“China”) and its employees in accordance with the applicable Laws of China at both national and local levels, including pension insurance fund, medical fund, maternity fund, work related injury fund and unemployment fund, as well as the housing fund, and any supplemental social security fund that is not mandated under the applicable Laws in China but arranged between any Foreign Subsidiary in China and its employees, including enterprise annuity fund.

“Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

“Closing Date” has the meaning set forth in Section 3.1 hereof.

“Closing” has the meaning set forth in Section 3.1 hereof.

“COBRA” has the meaning set forth in Section 4.12(e) hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any Contract or other binding agreement or arrangement with any labor union or organization, works council or other similar employee representative.

“Commencement Date” means the date on which Sellers have made all filings necessary to commence the Chapter 11 Cases in the Bankruptcy Court.

“Company Group” means the Company and its Subsidiaries.

“Company Intellectual Property” has the meaning set forth in Section 4.8(b) hereof.

“Consolidated EBITDA” means, for any applicable period, an amount, expressed in Fixed Dollar Equivalent, equal to the sum of (a) Net Income for such period, plus (b) to the extent deducted in determining Net Income, and without duplication, the sum of (i) amounts attributable to amortization of intangible assets, (ii) income Tax expense, (iii) Interest Expense and (iv) depreciation of assets.  Amounts described in the preceding sentence shall be determined with respect to the Company and its Subsidiaries on a consolidated basis, in accordance with GAAP and in a manner consistent with the accounting principles and methodologies used to prepare the financial statements for the period ended September 28, 2008, that are included in the

Latest 10-Q; provided, that Consolidated EBITDA shall in all events exclude (1) any realized or unrealized gains or losses attributable to (A) foreign currency transactions, (B) any Hedging Agreements or other derivative financial instruments, (C) the sale or disposal of any fixed assets or other divestitures, (D) any Employee Benefit Plan, Foreign Benefit Plan or Foreign Pension Scheme, (E) any extinguishment, reduction, waiver or other curtailment of Indebtedness or other long-term obligation and (F) any accounting change resulting from the status of any Seller as a debtor or debtor-in-possession in the Bankruptcy Court, (2) any benefit recognized in the applicable period resulting from a reduction of any accrual or reserve established prior to the commencement of such period, including but not limited to those attributable to (i) any Proceeding, (ii) compliance with Environmental Laws, (iii) incentive compensation, (iv) any retention bonus, (v) specifically identified uncollectible Accounts Receivable, or (vi) specifically identified Inventory, provided that benefits from the adjustments in the normal course of general valuation reserves included in current assets and current liabilities shall not be excluded,  (3) the effect of any purchase accounting adjustments resulting from the transactions contemplated by the Transaction Documents, (4) the accounting effect of the Chapter 11 Cases and emergence therefrom, including fair value adjustments associated with Fresh-Start Reporting, (5) goodwill impairment charges, GAAP restructuring charges or fixed asset impairment charges, and (6) other fees and expenses directly related to the Debt Financing and the restructuring of the Company Group; provided, further, that GAAP restructuring charges will not include costs that would have been otherwise incurred if the activities giving rise to the GAAP restructuring costs had not occurred, and the Company will engage PriceWaterhouseCoopers LLP to confirm that the Company has determined GAAP restructuring charges and reserve reversals in accordance with GAAP and in a manner consistent with the Company’s past practice; provided, further, that any adjustments by the Company or its auditor related to the ten months ended October 31, 2008 shall be deemed to have occurred in the two months ended December 31, 2008 for the purpose of determining Consolidated EBITDA; provided, further, that Corporate Expenses included in Consolidated EBITDA for the two months ended December 31, 2008 shall not be less than $4.8 million and that Corporate Expenses included in Consolidated EBITDA for the twelve months ended December 31, 2009 shall not be less than $29.3 million; provided, further, that Corporate Expenses shall in all events exclude (x) any fees, costs (including court administrative costs) or expenses related to the Chapter 11 Cases, (y) expenses related to any Proceeding or compliance with Environmental Laws, that are solely related to Excluded Assets or Excluded Liabilities and (z) special items to be mutually agreed upon by Purchasers and Sellers; provided, that Corporate Expenses shall include costs related to clauses (x) - (z) that would have been otherwise incurred if the activities giving rise to the costs included in clauses (x) - (z) had not occurred; and provided, further, that Pension Expenses included in Consolidated EBITDA for the two months ended December 31, 2008 shall be $0.3 million and Pension Expenses included in Consolidated EBITDA for the twelve months ended December 31, 2009 shall be $7.3 million.

“Contingent Obligation” shall mean, as to any Person, any obligation, agreement, understanding or arrangement of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“Primary Obligations”) of any other person (the “Primary Obligor”) in any manner, whether directly or indirectly, including any obligation, agreement, understanding or arrangement of such person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor; (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth, net equity, liquidity, level of income, cash flow or solvency of the primary obligor; (c) to purchase or lease property, securities or services primarily for the purpose of assuring the primary obligor of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; (d) with respect to bankers’ acceptances, letters of credit and similar credit arrangements, until a reimbursement or equivalent obligation arises (which reimbursement obligation shall constitute a primary obligation); (e) otherwise to assure or hold harmless the primary obligor of any such primary obligation against loss (in whole or in part) in respect thereof; or (f) arising by operation of law as a result of the form of interest in or ownership of the primary obligor held by such Person; provided, that the term “Contingent Obligation” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or any product warranties given in the ordinary course of business.  The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation, or portion thereof, in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such person may be liable, whether singly or jointly, pursuant to the terms of the instrument, agreements or other documents or, if applicable, unwritten agreement, evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such person is required to perform thereunder).

“Contract” means any agreement, license, contract, commitment or other binding arrangement or understanding, whether written or oral, to which any Seller or Foreign Subsidiary is a party and with respect to any agreement, license, contract, commitment or other binding arrangement or understanding, whether written or oral, to which any Seller is a party, which any Seller is permitted under the Bankruptcy Code to assume and assign other than an Employee Benefit Plan.

“Contribution Notice” means a notice issued by the Pensions Regulator as defined in section 38 of the U.K. Pensions Act.

“Corporate Expenses” means all expenses of the type which would be included within the categories of expenses identified on Schedule 1.1(a), prepared in a manner consistent with the preparation of Schedule 1.1(a).

“Credit Facility” means the Second Amended and Restated Credit Agreement, dated as of February 23, 2004, by and among the Company, certain Subsidiaries of the Company, the lenders from time to time party thereto and Wachovia Bank, National Association, as amended, supplemented or modified from time to time.

“Cure Amount” has the meaning set forth in Section 2.7 hereof.

“Data Room” has the meaning set forth in Section 1.2(e) hereof.

“Debt Financing” has the meaning set forth in Section 7.2(d) hereof.

“Defined Benefit Scheme” means a scheme in which any benefits provided, other than lump sum death in service benefits, are defined benefits as defined in section 152(7) of the U.K. Finance Act.

“Defined Contribution Arrangement” means an arrangement under which all benefits, other than lump sum death in service benefits, are money purchase benefits as defined in section 152(4) of the U.K. Finance Act.

“DIP Agent” shall have the meaning ascribed to such term in the DIP Financing Orders.

“DIP Documents” means the DIP Facility, together with all other agreements, documents and instruments delivered in connection therewith.

“DIP Facility” means the Third Amended and Restated Credit Agreement, dated December 30, 2008, by and among the Company, Wachovia Bank, NA, as administrative agent, certain lenders from time to time party thereto and the Borrowers (as defined therein).

“DIP Financing Orders” shall have the meaning ascribed to such term in the DIP Facility.

“DIP Lenders” shall have the meaning ascribed to such term in the DIP Financing Orders.

“Disclosure Schedule” has the meaning set forth in Section10.16 hereof.

“Dollar” and “$” mean the lawful money of the United States.

“Dollar Equivalent” means, at any time, (i) as to any amount denominated in Dollars, the amount thereof at such time, and (ii) as to any amount denominated in any currency other than Dollars, the equivalent amount in Dollars as determined at such time on the basis of the Spot Rate for the purchase of Dollars with such other currency.

“Dutch Pension Schemes” means the arrangement described in the applicable collective bargaining agreement and an individual arrangement for Mr. Willem Langenhuyzen, details of each of which are contained in Schedule 4.13.

“Employee Benefit Plan” means, other than any Foreign Benefit Plan, any “employee benefit plan” (as defined in ERISA §  3(3)) and any other benefit or compensation plan, program, agreement or arrangement maintained, sponsored, or contributed or required to be contributed to by any Seller or any ERISA Affiliate or with respect to which any Seller or any ERISA Affiliate has any Liability.

“Environmental Laws” means, whenever in effect, all federal, state, provincial, local and foreign statutes, Laws, ordinances, directives and other provisions having the force or effect of law, all circulars and guidance notes, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety, pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any petroleum, hazardous substances or wastes (including CERCLA and Part IIA of the EPA and analogous state laws).

“Environmental Permits” has the meaning set forth in Section 4.18 hereof.

“Equity Sponsors” means each of Irving Place Capital Management, L.P., OCM Principal Opportunity Fund IV, L.P., and OCM European Principal Opportunity Fund II, L.P. or their investing affiliates.

“EPA” means the Environmental Protection Act 1990 in the United Kingdom.

“ERISA Affiliate” means any Person that, at any relevant time, is or was treated as a single employer with any Seller for purposes of Code § 414.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws issued thereunder.

“Euro” and “€” mean the single currency of the Member States of the European Union that have adopted such currency as their currency in accordance with the legislations of the European Union relating to the European Economic and Monetary Union.

“European Pension Scheme” means any of the Foreign Pension Schemes located in the European Union.

“European Pensionable Employee” means a director or employee or former director or former employee of any Foreign Subsidiary located in the European Union.

“Event of Default” means an “Event of Default” as defined in the credit agreement governing the DIP Facility.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.2 hereof.

“Excluded Contracts” has the meaning set forth in Section 2.2(vii) hereof.

“Excluded Environmental Liabilities” means any Liability (including any investigatory, corrective or remedial obligation) under Environmental Laws relating to or arising from (i) Sellers or any predecessor or Affiliate of any Seller, (ii) the operation of the Business prior to the Closing, (iii) any Excluded Asset, (iv) any property, facility, or location other than the Acquired Owned Real Property and the Assumed Leased Facilities, (v) PCB releases to, and natural resources damages relating to, the Fox River located in central and eastern Wisconsin, (vi) any operations, events, conditions, or circumstances occurring or existing on or prior to the Closing Date at, under, or with respect to the Owned Real Property or Leased Facilities owned or leased by any Seller, including any Release, threatened Release, treatment, storage, disposal, or arrangement for disposal of petroleum or hazardous material, substance or waste occurring or existing on or prior to the Closing Date (whether or not constituting a breach of any representation or warranty herein and whether or not set forth on any Disclosure Schedule attached hereto); provided, that for the avoidance of doubt, “Excluded Environmental Liabilities” shall not include Liabilities of the Foreign Subsidiaries under Environmental Laws.

“Excluded Equipment Leases” has the meaning set forth in Section 2.2(vi) hereof.

“Excluded Facility Leases” has the meaning set forth in Section 2.2(v) hereof.

“Excluded Leases” has the meaning set forth in Section 2.2(vi) hereof.

“Excluded Liabilities” has the meaning set forth in Section 2.4 hereof.

“Excluded Owned Real Property” has the meaning set forth in Section 2.2(iv) hereof.

“Executive Officer” of a Person means its chairman, chief executive officer, chief financial officer, president or general counsel.

“Exhibits” means the exhibits hereto.

“Expense Deposit” means the $1,000,000 expense deposit to be paid by or on behalf of the Company pursuant to Section 6.15.

“Expense Reimbursement” has the meaning set forth in Section 8.2 hereof.

“Expense True-Up” has the meaning set forth in Section 6.15 hereof.

“Facilities” means collectively the premises at which each U.S. Operating Subsidiary or Foreign Subsidiary operates.

“Facility Leases” means all right, title and interest of any U.S. Operating Subsidiary or Foreign Subsidiary in all leases, subleases, licenses, concessions and other agreements (written or oral) and all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which a U.S. Operating Subsidiary or Foreign Subsidiary holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, a Leased Facility.

“Final Order” means an Order as to which the time to file an appeal, a motion for rehearing or reconsideration or a petition for writ of certiorari has expired and no such appeal, motion or petition is pending.

“Financial Support Direction” means a notice issued by the Pensions Regulator under section 43 of the U.K. Pensions Act.

“Fixed Dollar Equivalent” means, at any time, (a) as to any amount denominated in Dollars, the amount thereof at such time, and (b) as to any amount denominated in an Other Currency, the equivalent amount in Dollars as determined by the applicable Fx Rate.

“Foreign Benefit Plan” has the meaning set forth in Section 4.12(g).

“Foreign Debt” means the amount of outstanding Seller Expenses incurred by or on behalf of any Foreign Subsidiary plus the amount of outstanding Indebtedness of the Foreign Subsidiaries, other than (i) amounts outstanding under the Credit Facility, (ii) Indebtedness owed by a Foreign Subsidiary to another Foreign Subsidiary (iii) Indebtedness owed by a Foreign Subsidiary to any Seller to the extent such Indebtedness is an Acquired Asset of Purchasers pursuant to Section 2.1 hereof, (iv) Indebtedness incurred in connection with Hedging Obligations entered into after the date of this Agreement with the Purchasers’ prior written consent, in each case, determined as of immediately prior to the Closing and (v) Indebtedness of Jiangsu Rotam Boxmore Packaging Co. Limited that is non-recourse to any other Foreign Subsidiary.

“Foreign Pension Schemes” means the U.K. Pension Schemes, Irish Pension Schemes, China Pension Scheme, Dutch Pension Schemes, Hong Kong Pension Scheme, German Pension Scheme, French Pension Schemes and South African Pension Schemes.

“Foreign Purchaser” has the meaning set forth in the preamble hereto.

“Foreign Subsidiaries” means all of the members of the Company Group other than the Company, the U.S. Operating Subsidiaries and the Other U.S. Subsidiaries.

“Fox River Order and Consent Decree” means that certain order and consent decree approved by the Circuit Court of Henrico County, Virginia, on July 1, 2008 that requires Philip Morris to pay up to $36 million towards the liability of WTM I for losses and expenses incurred by or on behalf of WTM I arising from the release of PCBs into the Fox River.

“French Pension Schemes” means the pension arrangements provided by the French Social Security Code and the retirement indemnity required by the terms of the applicable collective bargaining agreement, further details of each of which are set out in Schedule 4.13.

“French Subsidiaries” has the meaning set forth in Section 4.2.

“Fresh-Start Reporting” has the meaning set forth in the AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

“Fx Rate” means the equivalent amount in Dollars determined at such time on the basis of, (i) with respect to Sterling, the rate of 1.6 Dollars per Sterling, (ii) with respect to Euros, the rate of 1.3 Dollars per Euro, (iii) with respect to HKD, the rate of 0.1282 Dollars per HKD, (iv) with respect to Rand, the rate of 0.10 Dollars per Rand, (v) with respect to the Złoty, the rate of 0.3448 Dollars per Złoty, (vi) with respect to the Yuan, the rate of 0.1515 Dollars per Yuan, (vii) with respect to the HUF, the rate of 0.005 Dollars per HUF and (viii) with respect to the MUR, the rate of 0.0333 Dollars per MUR.

“GAAP” means United States generally accepted accounting principles.

“General Severance Obligations” means the severance obligations of the Company to each of: Michael Anderson, Brian Berkopec, Stephanie Burton, Marcy Bruce, Billie-Jeane Buster, Anne Campbell, Glenn Clemmons, Kelly Davis, Shauna Elgin, Holli Forlines, Susan Hairfield, Erin Hewitt, Deborah Hodges, Russell Lawson, Bryant Long, Kathy Tyler, Joseph Vagi and Janet Whitley; provided, that such severance obligations shall be (i) in the amounts set forth under the heading “General Severance Obligations” on Schedule 1.1(d) and (ii) payable to such Person within ten days of the termination of employment of such person with

U.S. Purchaser (to the extent such person is a Rehired Employee and otherwise, with the Company).

“German Pension Scheme” means an unfunded arrangement operated by Chesapeake Melle GmbH that was closed to new members in 1976, an unfunded arrangement operated by Chesapeake Duren GmbH that was closed to new members in 1999 and four individual funded agreements for senior executives in Stuttgart operated by Chesapeake Deutschland GmbH.

“Governmental Authority” means any federal, state, local, municipal, foreign, supranational or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, commission, department, official or entity and any court or other tribunal), or any administrative, executive, judicial, legislative, police, regulatory or taxing authority, or arbitral body.

“Headquarters Lease” means that certain Office Lease by and between Two Center Associates, Limited Partnership, as landlord and Chesapeake Corporation, as tenant dated October 8, 1987, as amended by the First Amendment to Office Lease, dated December 7, 1988, Second Amendment to Office Lease, dated February 8, 1989, Third Amendment to Office Lease, dated October 29, 1990, Fourth Amendment to Office Lease, dated October 1, 1995, and Fifth Amendment to Office Lease, dated June 15, 2004 for certain premises located in the building known as the Wachovia Bank Building located at 1021 East Cary Street, Richmond, Virginia.

“Hedging Agreement” means (i) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, currency swap transactions, cross-currency rate swap transactions, currency options, cap transactions, floor transactions, collar transactions, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options or warrants to enter into any of the foregoing), whether or not any such transaction is governed by, or otherwise subject to, any master agreement or any netting agreement, and (ii) any and all transactions or arrangements of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement (or similar documentation) published from time to time by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such agreement or documentation, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedging Obligations” means obligations under or with respect to Hedging Agreements.

“Hedging Termination Value” means, in respect of any one or more Hedging Agreements, after taking into account the effect of any netting agreements relating to such Hedging Agreements (to the extent, and only to the extent, such netting agreements are legally enforceable in insolvency Proceedings against the applicable counterparty obligor thereunder),

(i) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (ii) for any date prior to the date referenced in preceding clause (i), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements.

“HKD” and “HK$” mean the lawful currency of Hong Kong.

“Hong Kong” means Hong Kong Special Administrative Region of China.

“Hong Kong Pension Scheme” means the mandatory provident fund scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) in which CAPL participates.

“Hong Kong Value” means such value as is agreed to be allocated thereto by the Seller of the equity securities of CAPL and the Foreign Purchaser as evidenced by a memorandum (the “Hong Kong Value Memorandum”) signed by the Seller of the equity securities of CAPL and the Foreign Purchaser in the form (or substantially in the form) of Exhibit B attached hereto with respect to (a) the equity securities of CAPL which Foreign Purchaser purchases and acquires pursuant to Section 2.1(b)(i) and (b) the intercompany obligations of CAPL owed to any Seller which Foreign Purchaser purchases, acquires, or takes assignment and delivery pursuant to Section 2.1(b)(ii)

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and Laws thereunder.

“HSR Filing” has the meaning set forth in Section 6.1(b) hereof.

“HUF” means the lawful currency of Hungary.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or advances; (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar instruments; (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (even though the rights and remedies of the seller or lenders under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such person issued or assumed as part of the deferred purchase price of property or services, (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business on normal trade terms and not overdue by more than 90 days, but including amounts of the type which would be classified as an obligation associated with the purchase of assets that would be classified as property, plant and equipment on a Company balance sheet prepared in a manner consistent with the balance sheet dated as of September 28, 2008 included in the Latest 10-Q); (e) all indebtedness secured by any Lien on property owned or acquired by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not the obligations secured thereby have been assumed, but limited to the lower of (i) the fair market value of such property and (ii) the amount of the Indebtedness secured; (f) all capital lease obligations of such Person; (g) all Hedging Obligations, valued at the

Hedging Termination Value thereof; (h) all obligations of such Person for the reimbursement of any obligor in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions; and (i) all Contingent Obligations of such Person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (h) above.

“Insider” means, any Executive Officer, director, governing body member, partner or controlled Affiliate, as applicable, of any Seller or Foreign Subsidiary or any predecessor or Affiliate of any Seller or Foreign Subsidiary or any individual related by marriage or adoption to any such individual or any entity in which any such Person owns any beneficial interest.

“Intellectual Property” means all of the following in any jurisdiction throughout the world:  (i) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations thereof, (ii) trademarks, service marks, designs, trade dress, logos, slogans, trade names, telephone numbers, internet domain names, URLs, websites, email addresses and corporate names, and all applications, registrations and renewals in connection therewith, together with all goodwill associated with any of the foregoing, (iii) copyrights, mask works and copyrightable works, and all applications, registrations and renewals in connection therewith, (iv) trade secrets and confidential business information (including ideas, research and development, know-how, inventions, formulas, compositions, manufacturing and production processes and techniques, technical data, customer and supplier lists, designs, drawings, plans and specifications), (v) computer software (including source code, executable code, data, databases and related documentation) and (vi) copies and tangible embodiments of any of the foregoing in whatever form or medium.

“Interest Expense” means, for any applicable period, the aggregate interest expense (both accrued and paid, and net of interest income paid during such period to the Company and its Subsidiaries) of the Company and its Subsidiaries for such fiscal quarter, including the portion of any payments made in respect of Capitalized Lease Liabilities allocable to interest expense.

“Inventory” means all inventory of any kind or nature, whether or not prepaid, and wherever located, held or owned, including all raw materials, work in process, semi-finished and finished products, replacement and spare parts, packaging materials, operating supplies, and fuels and other and similar items.

“Irish DB Schemes” means the Boxmore Plastics Pension Plan, the Boxmore Plastics Employee Benefits Plan for Salaried Staff, the Field Boxmore Dublin Retirement Benefits Plan and the Field Boxmore Dublin Retirement Benefits Plan for Executives.

“Irish Pension Schemes” means the Irish DB Schemes, the Field Boxmore Limerick Pension Plan and the Field Boxmore Westport Limited Staff Pension Plan.

“Knowledge of Sellers” means the actual knowledge, after due inquiry, of

Andrew Kohut, JP Causey Jr., Candace Formacek, Joel Mostrom, Vincent Hockett, Christopher Naftzger and David Winter.

“Law” means any law, statute, regulation, code, constitution, ordinance, treaty, rule of common law, or Order of, administered or enforced by or on behalf of, any Governmental Authority.

“Latest 10-Q” means the Form 10-Q of the Company for the quarterly period ended September 28, 2008, as filed November 12, 2008.

“Leased Facilities” means any land, buildings, structures, improvements, fixtures or other interest in real property which is used or intended to be used by any Seller or Foreign Subsidiary or used or intended to be used in, or otherwise related to, the Business other than the Owned Real Property and the Headquarters Lease.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted), including any liability for Taxes, product liability or infringement liability.

“Lien” or “Liens” means any lien (statutory or otherwise), including liens securing rental payments under capital leases, hypothecation, defect or imperfection in title, encumbrance, Claim, charge, pledge, mortgage, deed of trust, security interest, interest, instrument, license, preference, encroachment, lease, sublease, license, option, right of recovery, right of pre-emption, right of first refusal or other third party right, Tax (including foreign, federal, state and local Tax), Order of any Governmental Authority, of any kind or nature, easement, right-of-way, servitude, covenant, condition, proxy, voting trust or agreement or transfer restriction under any shareholder or similar agreement.

“Life Schemes” means the Chesapeake Group Life Assurance Scheme.

“Madrid Sale” has the meaning set forth in Section 6.3(w) hereof.

“Material Adverse Change” or “Material Adverse Effect” means, any event, change, condition, development, occurrence or matter that individually or in the aggregate results in or could reasonably be expected to result in a material adverse effect or change in the operation, results of operations, condition (financial or otherwise) or prospects of the Acquired Assets or the Business, taken as a whole, or which materially impairs the ability of Sellers to perform their obligations under this Agreement or has a material adverse effect on or prevent or materially delay the consummation of the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Change or Material Adverse Effect has occurred, there shall be excluded any effect arising out of or related to (i) fees and expenses paid by the Company in respect of the Chapter 11 Cases, (ii) any change or effect in any way relating to or arising in connection with this Agreement or any of the transactions contemplated hereby (including any announcement with respect to this Agreement or the transactions contemplated hereby), (iii) the effect of any change in the United States or foreign economies or in the securities or financial markets in general; (iv) the effect of any change that generally affects any industry in which Sellers operate; (v) the effect of any change arising in connection with Acts of God, hostilities, acts of war, sabotage or terrorism or military actions; (vi) the effect of any action taken by a Purchaser or its Affiliates with respect to the transactions contemplated hereby;

(vii) the effect of any changes in applicable Laws or accounting rules; or (viii) any changes directly and solely resulting from the filing of the Chapter 11 Cases; provided further, that any change, effect, development, event or occurrence described in the foregoing clauses (iii), (iv) or (vii) above shall not constitute or give rise to a Material Adverse Effect only if and to the extent that such change, effect, development, event or occurrence does not have a materially disproportionate effect on the Sellers and the Foreign Subsidiaries compared to other participants in the industries in which the Sellers and the Foreign Subsidiaries operate the Business.

Without limiting the foregoing, the condition to the Purchasers’ obligations in Section 7.2(c) shall be deemed not to have been satisfied if (i) the Company Group’s Consolidated EBITDA for the twelve months ended December 31, 2008 is less than $67.1 million or (ii) any event, change, condition or matter exists or occurs, the impact of which, individually or in the aggregate, when the reasonably anticipated consequences of such impact are extrapolated over the remainder of the 2009 calendar year, results in, or could reasonably be expected to result in, the Company Group failing to achieve Consolidated EBITDA for the twelve months ended December 31, 2009 of at least $62.9 million; provided, that for purposes of determining Consolidated EBITDA for the twelve months ended December 31, 2008, Consolidated EBITDA for the ten months ended October 31, 2008 shall be deemed to be $62.2 million, and Consolidated EBITDA for the two months ended December 31, 2008 shall be determined in accordance with the definition of Consolidated EBITDA contained herein; provided, further, that for purposes of forecasting Consolidated EBITDA for the twelve months ended December 31, 2009, it shall be assumed that the Business will be operated as currently operated excluding any acquisitions, closures, rationalizations or dispositions other than the benefits from the rationalizations related to the Brussels Sale, Madrid Sale and Pharmaceutical Rationalization.

“Material Contract” has the meaning set forth in Section 4.9(a) hereof.

“Memoranda of Understanding” means the Memorandum of Understanding relating to the Field Group Pension Plan to be entered into by Field Group Pension Trustee Limited (Company Number 02623469) and the Foreign Purchaser, any deeds of mitigation required pursuant thereto and any deeds of mitigation required by the Boxmore Group Pension Scheme.

“MUR” means the lawful currency of Mauritius.

“Multiemployer Plan” means any “multiemployer plan” (as defined in ERISA §  3(37)) contributed to by any Seller or any ERISA Affiliate or with respect to which any Seller or any ERISA Affiliate has any Liability.

“Net Income” means, for any period, the aggregate of all amounts that would be included as net income before (i) extraordinary gains and losses and (ii) amounts classified as discontinued operations related solely to operations discontinued prior to September 28, 2008 as set forth on Schedule 1.1(b), to the extent that such amounts relate to changes in obligations that are not being assumed pursuant to this Agreement, on the consolidated financial statements of the Company and its Subsidiaries for such period.

“Order” means any award, decision, decree, order, injunction, ruling, judgment, or consent of or entered, issued, made or rendered by any Governmental Authority.

“Ordinary Course of Business” means the operation of the Business by Sellers and Foreign Subsidiaries in the usual and ordinary course in a manner substantially similar to the manner in which Sellers and Foreign Subsidiaries operated prior to the commencement of the Chapter 11 Cases (including with respect to quantity and frequency).

“Other Currency” means Euros, HKD, HUF, MUR, Rand, Sterling, Yuan and Złoty.

“Other Severance Obligations” means the severance obligations of the applicable member of the Company Group to Jochen Michna.

“Other U.S. Subsidiaries” means WTM I Company.

“Owned Real Property” means all land and all buildings, structures, fixtures and other improvements located thereon, and all easements, rights of way, servitudes, tenements, hereditaments, appurtenances, privileges and other rights with respect thereto owned by any U.S. Operating Subsidiary or Foreign Subsidiary.

“PCB” means polychlorinated biphenyl.

“Pensionable Employee” means a director or employee or former director or former employee of any of the Foreign Subsidiaries.

“Pensionable Service” has the meaning set forth in each Foreign Pension Schemes’ governing documentation or under applicable Law.

“Pension Expenses” means all expenses of the type which would be included within the categories of expenses identified on Schedule 1.1(c), prepared in a manner consistent with the preparation of Schedule 1.1(c).

“Pensions Regulator” means the body corporate as defined in section 1 of the U.K. Pensions Act.

“Permits” means any licenses, permits, approvals, certificates, authorizations, operating permits, registrations or consents of a Governmental Authority.

“Permitted Disposition” means the sale, transfer or other disposition of the (i) tobacco operations or assets, (ii) South African operations or assets or (iii) plant, facilities and real property in Westport or Broxburn, in each case, of the Sellers or the Foreign Subsidiaries.

“Permitted Exceptions” means: (i) Liens disclosed in policies of owner’s or lender’s title insurance or surveys relating to any Owned Real Property that have been provided to Purchaser; (ii) all encroachments, strips, gores, buildings and other improvements, and other matters affecting Owned Real Property that would be disclosed by a full survey and inspection of each Facility and would not materially adversely affect the operation of the Business in the

Ordinary Course of Business; (iii) liens for Taxes for amounts  which are not due and payable as of the Closing Date or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with the accounting standard under which the respective entity prepares its financial statement; (iv) mechanics’, carriers’, workers’, repairers’, materialmen’s and similar Liens arising or incurred in the Ordinary Course of Business, for amounts which are not due and payable as of the Closing Date or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with the accounting standard under which the respective entity prepares its financial statements; (v) all Laws provided that such Laws have not been violated by the current use and occupancy of any Facility or the operation of the Business, (vi) title of a lessor under a capital or operating lease; (vii) licenses of, and any restrictions or conditions on the transfer or assignment of licenses of, intellectual property or other proprietary rights; (viii) Liens that are immaterial in amount and significance, that do not secure Indebtedness and that do not adversely affect the operation of the Business in the Ordinary Course of Business and (ix) any other Liens which will be discharged in connection with the Sale Order or any other actions of the Bankruptcy Court.

“Person” means any corporation, partnership (including any limited partnership and any limited liability partnership), joint venture, limited liability company, organization, trust, entity, authority or natural person.

“Pharmaceutical Rationalization” has the meaning set forth in Section 6.3(w) hereof.

“Prepetition Lenders” shall have the meaning ascribed to such term in the DIP Financing Orders.

“Prepetition Secured Parties” shall have the meaning ascribed to such term in the DIP Financing Orders.

“Proceeding” means any claim, charge, complaint, dispute, demand, grievance, action, litigation, audit, investigation, review, inquiry, arbitration, liability, damage, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding, account, cost, expense, setoff, contribution, attorney’s fee or causes of action of whatever kind or character.

“Purchase Price” means (a) the Transaction Value minus (b) the sum of (i) $181,000,000 (in respect of the pension obligations relating to the Foreign Pension Schemes), (ii) the aggregate amount of obligations (denominated in Dollars, as determined in accordance with the Credit Facility) outstanding under the Credit Facility as of immediately prior to commencement of the Chapter 11 Cases (which, for the avoidance of doubt, shall include the maximum potential reimbursement obligation under all letters of credit then outstanding, and shall be determined without regard to any accommodation that may be reached between Purchasers and the lenders under the Credit Facility or any relinquishment of Indebtedness under the Credit Facility by the Equity Sponsors); provided, that the obligations outstanding under the Credit Facility as of immediately prior to the commencement of the Chapter 11 Cases shall be deemed to be reduced by and to the extent that the Barclays Letter of Credit has not been drawn as of its expiry date or, if earlier, the date the Barclays Letter of Credit has been surrendered, extinguished or cancelled, in each case, without any amounts having been drawn thereunder, (iii) Purchaser Expenses as of the Closing Date up to a maximum of $10,000,000 (less Purchaser Expenses previously paid or reimbursed by the Company), (iv) the amount in respect of the General Severance Obligations as set forth on Schedule 1.1(d), (v) the Dollar Equivalent of the amount in respect of the obligations under the Retention Agreements as set forth on Schedule 1.1(d); provided, that such amount will be reduced to the extent such amounts have been paid in accordance with the terms of such agreements prior to the Closing Date; provided further, that, for purposes of this Agreement, no amounts will be deemed to have been paid pursuant to any Retention Agreement to the extent such amounts are paid prior to being due and payable under the terms of such agreement, (vi) the Dollar Equivalent of the amount in respect of the obligations under the Other Severance Agreements as set forth on Schedule 1.1(d); provided, that such amount will be reduced to the extent such amounts have been paid in accordance with the terms of such agreements prior to the Closing Date; (vii) the Dollar Equivalent of £904,050 (in respect of certain severance obligations), (viii) the Dollar Equivalent of the Foreign Debt, (ix) any Cure Amounts, (x) the Dollar Equivalent of any Unpaid Taxes, (xi) the positive difference between (1) the sum of the Dollar Equivalent of (A) €1,157,000 (in respect of the Brussels Sale), (B) €3,945,000 (in respect of the Madrid Sale) and (C) $3,000,000 (in respect of the Pharmaceutical Rationalization) less  (2) the aggregate amount expended by the Company Group after December 1, 2008 through the Closing Date in respect of (x) severance (including related payroll and other taxes associated with such severance) incurred in connection with the Brussels Sale and the Pharmaceutical Rationalization and (y) severance (including social security related thereto), payroll, Spanish personal income tax, vacation, accrued salaries and VAT, in each case, incurred in connection with the Madrid Sale and (xii) the Dollar Equivalent of all amounts of fees, costs and expenses outstanding (and not otherwise paid pursuant to Section 6.3(c)) to the U.K. Trustees or advisers to the U.K. Trustees as of immediately prior to Closing, plus (c) the Dollar Equivalent of any Cash (other than Restricted Cash) of the Foreign Subsidiaries as of immediately prior to the Closing.

“Purchaser Expenses” means, as of any date of determination, the actual fees, costs and out-of-pocket expenses incurred by or on behalf of Purchasers or their Affiliates on or prior to such date (whether before or after the Commencement Date) in connection with this Agreement and the transactions contemplated hereby, including (i) their legal, environmental, accounting and business due diligence regarding the Company Group, (ii) the restructuring of certain members of the Company Group and the negotiation, preparation and filing of the Chapter 11 Cases, (iii) the due diligence regarding the Foreign Pension Schemes and the preparation for negotiation and negotiation of the obligations thereunder, (iv) the negotiation, preparation and performance of this Agreement, the DIP Facility, the Debt Financing or any other financing obtained by Purchasers to the extent related to the transactions contemplated hereby and the transactions contemplated hereby and thereby and (v) compliance with the Antitrust Filings (including, in each case, the fees and expenses of legal counsel, accountants, investment bankers, other representatives and consultants, but excluding obligations of Seller pursuant to Section 6.7).

“Purchasers” has the meaning set forth in the preamble hereto.

“Qualified Bid” or “Qualified Bids” has the meaning set forth in Section 6.5(c) hereof.

“Qualified Bidders” has the meaning set forth in Section 6.5(c) hereof.

“Rand” means the legal tender and official currency of South Africa.

“Registered” means:

in respect of Hong Kong, registered under the Mandatory Provident Fund Schemes Ordinance or Occupational Retirement Schemes Ordinance or approved or recognized as a recognized retirement scheme for the purposes of the Inland Revenue Ordinance of Hong Kong;

in respect of Ireland approved by the Revenue Commissioners for the purposes of Chapter 1 of Part 30 of the Taxes Consolidation Act 1997;

in respect of the U.K. for any period before 6 April 2006, approved by HM Revenue and Customs for the purposes of Chapter I or Chapter IV (as the case may be) of Part XIV The Income and Corporation Taxes Act 1998 and, in respect of any period thereafter, registered under section 153 of the U.K. Finance Act; and

In relation to any other jurisdiction the analogous legislation requiring any of the Foreign Pension Schemes to be approved, registered, recognized, filed or listed.

“Relevant Benefits” means any pension, allowance, lump sum or similar benefit payable on retirement, death or termination of employment, on or after a particular age or due to ill-health.

“Rehired Employees” means each employee of Seller who accepts an offer of employment by Purchasers as described in Section 9.1 hereof.

“Release” has the meaning set forth in CERCLA.

“Restricted Cash” means (i) Cash held by a third party as a security deposit or other form of collateral or security in respect of a payment or performance obligation of a U.S. Operating Subsidiary or Foreign Subsidiary to which U.S. Operating Subsidiary or Foreign Subsidiary does not have unrestricted access, (ii) Cash in a deposit, securities or other account of a U.S. Operating Subsidiary or Foreign Subsidiary to the extent that checks, drafts or other instruments have been issued by a U.S. Operating Subsidiary or Foreign Subsidiary against that account but have not been debited against that account or (iii) Cash paid or payable to any U.S. Operating Subsidiary or Foreign Subsidiary or any of their respective Affiliates pursuant to a Permitted Disposition.

“Retention Agreements” means (i) the internal memoranda of the Company or a Foreign Subsidiary, dated as of March 7, 2008, by and between the Company and each of Dave Winter, Christopher Naftzger, Bryant Long, Glenn Clemmons, Janet Whitley, Kathy Tyler, Brian Berkopec, Guy Faller, Candace Formacek, Raymond Keitch and Shauna Elgin, (ii) the agreements by and between the Company and each of JP Morvan and Peter Taylor, dated as of January 31, 2008, (iii) the agreement by and between the Company and Dermot Gates, dated as of December 18, 2007, (iv) the agreements by and between the Company and each of Eugene

Barnes and Clynt Levin, dated as of March 20, 2008 (superseding the agreements with each of them dated December 18, 2007), (v) the agreement by and between Boxmore Plastics and Lombard Els, dated as of March 24, 2008, (vi) the agreement by and between a Foreign Subsidiary and Phil Hughes dated August 30, 2007 and (vii) the agreements by and between the Company and each of John Ronayne, Chris Gaffney and James Mulvey, dated as of May 19, 2008 in each case, (a) in the form set forth as of the date specified above without any modification, amendment or waiver and (b) providing for a special incentive award in exchange for continued employment.

“Revolver Backstop Letter” has the meaning set forth in Section 5.4 hereof.

“Revolving Loan Commitment” has the mean given to such term in the Credit Facility.

“Rule” or “Rules” means the Federal Rules of Bankruptcy Procedure.

“Sale Hearing” means the hearing of the Bankruptcy Court to approve this Agreement and the transactions contemplated herein.

“Sale Motion” has the meaning set forth in Section 6.5(b) hereof.

“Sale Order” means the Final Order of the Bankruptcy Court, in the form of Exhibit C attached hereto, to be entered by the Bankruptcy Court pursuant to sections 363, 365 and 1146(c) of the Bankruptcy Code.

“Schedules” means the schedules attached hereto (including the Disclosure Schedules).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Seller Expenses” means, as of any date of determination, the actual fees, costs and out-of-pocket expenses incurred by or on behalf of any member of the Company Group on or prior to such date (whether before or after the Commencement Date) in connection with this Agreement and the transactions contemplated hereby, including (i) assisting Purchasers with their legal, environmental, accounting and business due diligence regarding the Company Group, (ii) the restructuring of certain members of the Company Group and the negotiation, preparation and filing of the Chapter 11 Cases, (iii) assisting Purchasers with the due diligence regarding the Foreign Pension Schemes and the preparation for negotiation and negotiation of the obligations thereunder, (iv) the negotiation, preparation and performance of this Agreement, the DIP Facility, the Debt Financing or any other financing obtained by Purchasers and the transactions contemplated hereby and thereby and (v) compliance with the Antitrust Filings (including, in each case, the fees and expenses of legal counsel, accountants, investment bankers, other representatives and consultants, including obligations of Seller pursuant to Section 6.7).

“Sellers” has the meaning set forth in the preamble hereto.

“South African Pension Schemes” means the Momentum: Fundsatwork arrangement, the Engineering Industries Pension Fund, the Metal Industries Provident Fund and the Mauritian pension arrangement, details of each of which are set out in Schedule 4.13.

“Spot Rate” means the rate quoted by the Wachovia Bank, National Association, as the spot rate for the purchase by Wachovia Bank, National Association of any currency with Dollars through its foreign exchange trading office at approximately 9:00 a.m. EST on the date two business days prior to the date as of which the foreign exchange computation is made.

“State Pension Schemes” means any Foreign Pension Scheme operated, controlled, administered or managed by a Governmental Authority to which any Foreign Subsidiary is liable to contribute.

“Sterling” and “£” mean the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

“Sterling Equivalent” means, at any time, (a) as to any amount denominated in Sterling, the amount thereof at such time, and (b) as to any amount denominated in an Other Currency, the equivalent amount in Sterling as determined by the applicable Fx Rate.

“Subsidiary” means, with respect to any Person, any corporation a majority of the total voting power of shares of stock of which is entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or any partnership, limited liability company, association or other business entity a majority of the partnership or other similar ownership interest of which is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director or general partner of such partnership, limited liability company, association or other business entity.  For the avoidance of doubt, Jiangsu Rotam Boxmore Packaging Co. Limited is deemed a Subsidiary and a Foreign Subsidiary for purposes of this Agreement.

“Tax” and, with correlative meaning, “Taxes” mean with respect to any Person (i) all federal, state, local, county, foreign and other taxes, assessments or other government charges, including any income, capital, alternative or add-on minimum tax, estimated gross income, gross receipts, sales, use, ad valorem, value added, transfer, capital stock franchise, profits, license, registration, recording, documentary, intangibles, conveyancing, gains, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, property (real and personal), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, charge, or tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) whether such Tax is disputed or not, (ii) Liability for the payment of any amounts of the type described in clause (i) above relating to any other Person as a result of being party to any agreement to indemnify such other Person, being a successor or transferee of such other Person, or being a member of the same affiliated, consolidated, combined, unitary or other group with such other Person, or (iii) Liability for the payment of any amounts of the type described in clause (i) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Return” means any report, return, declaration, claim for refund or other information or statement supplied or required to be supplied by any Person relating to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Third Party” means any Person other than Sellers, Purchasers or any of their respective Affiliates.

“Transaction Documents” means this Agreement, and all other agreements, instruments, certificates and other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to this Agreement.

“Transaction Value” means $485,000,000.

“Transition Services Agreement” has the meaning set forth in Section 6.13 hereof.

“Trustees” means (where applicable) each of the trustees, administrators, managers, life officers or equivalent of the Foreign Pension Schemes.

“Unpaid Taxes” means any Taxes described in Section 6.7(b) that have not been paid by Sellers at the time the Sellers are obligated to deliver the Closing Schedule under Section 3.2.

“U.K. Companies” means Chesapeake UK Holdings Limited, Chesapeake UK Acquisition PLC, Chesapeake UK II Acquisition PLC, Boxmore International Limited, Chesapeake PLC, Chesapeake Plastics Limited, Field Boxmore Limited, Field Boxmore II Limited, GCM Print & Packaging Services Limited, Lithoprint Holdings Limited, First Carton Group Limited, Field Boxmore Bourne (Holdings) Limited, Field Packaging Limited, Field Group Pension Trustee Limited, Chesapeake & Co. Limited, Field Boxmore Tewksbury Limited, Field Boxmore Bedford Limited, Label Research Limited, WW Cleland Holdings Limited, Chesapeake Hillington Limited, Field First Limited, Field First (Congleton) Limited, First Carton Pazo Limited, Field Boxmore Bourne Limited, Field Boxmore GB Limited, Chesapeake Belfast Limited, Boxmore Technology Limited, Boxmore Cleland Limited, Cambro Graphics Limited, First Carton Thyme Limited, Field Boxmore Bristol Holdings Limited, Fernlace Limited and Chesapeake Labels Bristol.

“U.K. DB Schemes” means the defined benefit pension schemes known as the Field Group Pension Plan, the Boxmore Group Pension Plan and the GCM Retirement Benefits Scheme.

“U.K. Finance Act” means the Finance Act 2004 of the United Kingdom.

“U.K. Pension Schemes” means the U.K. DB Schemes and the defined contribution schemes known as the Chesapeake Retirement Plan and the Ethical Print Executive Plan.

“U.K. Pensions Act” means the Pensions Act 2004 of the United Kingdom.

“U.K. Trustees” means each of the trustees of the Boxmore Group Pension Scheme, each of the trustees of the GCM Retirement Benefits Scheme and Field Group Pension Trustee Limited (Company Number 2623469).

“U.K. Value” means the total consideration attributable to the equity securities of Chesapeake UK Holdings Limited.

“U.S. Operating Subsidiaries” means Chesapeake Display and Packaging Company, Chesapeake Forest Products, LLC, Chesapeake Printing and Packaging Company, Delmarva Properties, Inc., Stonehouse Inc., Cary St. Company, Chesapeake Pharmaceutical Packaging Company Inc., Chesapeake International Holding Company, Sheffield, Inc., Chesapeake Assets Company, Chesapeake Recycling Company, Chesapeake Corporation (a Wisconsin corporation), Chesapeake Corporation (a Massachusetts corporation), Chesapeake Corporation (a District of Columbia corporation), Chesapeake Corporation (an Illinois corporation), The Chesapeake Corporation of Virginia and Chesapeake Corporation (a Louisiana corporation).

“U.S. Purchaser” has the meaning set forth in the preamble hereto.

“WARN Act” has the meaning set forth in Section 9.3 hereof.

“Yuan” means the lawful currency of China.

“Złoty” means the lawful currency of Poland.

“119B CBA” means the Shop Rules and Wage Scales Contract between Graphic Communications Conference International Brotherhood of Teamsters Local 119B-43B, New York and Chesapeake Pharmaceutical Packaging Company, Inc. D/B/A Arlington Press, effective from April 1, 2008 until February 28, 2011.

“119B CBA Amendment” has the meaning set forth in Section 6.8 hereof.

“51-23M CBA” means the Shop Rules and Wage Scales Contract between Chesapeake Pharmaceutical Packaging Company, Inc. D/B/A Arlington Press, Inc. and Graphic Communications Conference International Brotherhood of Teamsters Local 51-23M, effective from March 3, 2008 until March 2, 2011.

“51-23M CBA Amendment” has the meaning set forth in Section 6.8 hereof.

1.2 Rules of Construction.  Unless the context otherwise clearly indicates, in this Agreement:

(a) the singular includes the plural;

(b) “includes” and “including” are not limiting;

(c) “may not” is prohibitive and not permissive; and

(d) “or” is not exclusive.

(e) items shall be deemed to have been “provided” to Purchasers if they have been delivered (including by electronic mail) to Purchasers or their counsel or posted to the electronic data room (the “Data Room”) maintained with IntraLinks under the project name “Churchill” in each case (i) prior to the date of this Agreement or (ii) to the extent that this Agreement expressly contemplates that an item shall be provided to Purchasers after the date hereof, then at such specified later time.

(f) Any references to Dollars or $ in Article IV and Section 6.3 shall include the Dollar Equivalent of any such amounts that are denominated or measured in a different currency.

ARTICLE II

PURCHASE AND SALE; ASSUMPTION OF CERTAIN LIABILITIES

2.1 Purchase and Sale of Assets.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers shall sell, contribute, convey, assign, transfer and deliver to the U.S. Purchaser, free and clear of all Liens, whether arising prior to or subsequent to the date of the filing of the Chapter 11 petitions of Sellers, and U.S. Purchaser shall purchase, acquire and take assignment and delivery of, for the consideration specified in Article III, all rights, titles and interests of every kind and nature, of Sellers  (including indirect and other forms of beneficial ownership) in and to all of the properties, assets and rights (contractual or otherwise) of the Sellers as of the Closing Date, whether tangible or intangible, real or personal and wherever located and by whomever possessed, including all of the following properties, assets and rights, but excluding the Excluded Assets and the assets being acquired by the Foreign Purchaser pursuant to Section 2.1(b) (all of the assets to be sold, assigned, transferred and delivered pursuant to this Section 2.1(a) and to the Foreign Purchaser pursuant to Section 2.1(b) shall be referred to herein as the “Acquired Assets”), including:

(i) all Restricted Cash, financial contracts, investment securities (excluding equity interests in Subsidiaries) and other financial assets (other than Cash);

(ii) all Accounts Receivable and all claims, including deposits, advances, prepayments, rights under warranties and guaranties, rights in respect of promotional allowances, vendor rebates and to other refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent) and the right to receive and retain mail, accounts receivable payments and other communications of Sellers and the right to bill and receive payment for products shipped or delivered and services performed but unbilled or unpaid as of the Closing;

(iii) all Inventory;

(iv) all of the Owned Real Property of each Seller, or any part or parcel thereof (the “Acquired Owned Real Property”), including the Owned Real Property set forth on Schedule 2.1(a)(iv);

(v) all Facility Leases of each Seller (the “Assumed Facility Leases”), including the Facility Leases set forth on Schedule 2.1(a)(v);

(vi) all tangible personal property, including leasehold improvements and all machinery, equipment (including all transportation and office equipment), vehicles, computers, mobile phones, personal digital assistants, fixtures, trade fixtures, computer equipment, telephone systems, furniture, office supplies, production supplies, spare parts, other miscellaneous supplies, and other tangible personal property of any kind owned by Sellers, wherever located, including, all such items which are located in any building, warehouse, office or other space leased, owned or occupied by Sellers or any other space where any of Sellers’ properties and or any other assets may be situated;

(vii) all equipment leases of each Seller (the “Assumed Equipment Leases”, together with the Assumed Facility Leases, the “Assumed Leases”), including the equipment leases set forth on Schedule 2.1(a)(vii);

(viii) all Intellectual Property owned, used or held for use by Sellers (including all of the Intellectual Property set forth on Schedule 4.8(a)), along with all income, royalties, damages and payments due or payable to Sellers as of the Closing or thereafter, including damages and payments for past, present or future infringements or misappropriations thereof, or other conflicts therewith, the right to sue and recover for past, present or future infringements or misappropriations thereof, or other conflicts therewith, and any and all corresponding rights that, now or hereafter, may be secured throughout the world, including all copies and tangible embodiments of any such Intellectual Property in Sellers’ possession or control;

(ix) all rights of Sellers under all Contracts of each Seller (the “Assumed Contracts”), including the Contacts set forth on Schedule 2.1(a)(ix), including all security deposits thereunder, all contractual rights of Sellers to indemnification, exculpation, advancement or reimbursement of expenses, and all rights to proceeds under insurance policies, and rights of access and use to safety deposit boxes;

(x) the sponsorship of and the assets (if any) maintained pursuant to or in connection with the Employee Benefit Plans identified on Schedule 2.1(a)(x) (the “Assumed Employee Benefit Plans”), but for the avoidance of doubt, excluding any Liabilities related to such Employee Benefit Plans arising from the breach of any representation or warranty or covenant hereunder;

(xi) all Books and Records and all advertising, marketing and promotional materials and all other printed or written materials;

(xii) all transferable Permits, licenses, certifications and approvals from all permitting, licensing, accrediting and certifying agencies, and the rights to all data and records held by such permitting, licensing and certifying agencies, in each case, of Sellers;

(xiii) all goodwill as a going concern and all other intangible property of Sellers; and

(xiv) without duplication of the foregoing, all properties, rights and assets of Sellers that constitute collateral under the Credit Facility.

(b) Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers shall sell, contribute, convey, assign, transfer or cause to be transferred and deliver  to the Foreign Purchaser, free and clear of all Liens, and the Foreign Purchaser shall purchase, acquire and take assignment and delivery of, for the consideration specified in Article III, all of the following assets:

(i) all equity securities of every Foreign Subsidiary owned by a Seller, with all rights attached or accruing to such securities as of Closing; and

(ii) all rights of any Seller with respect to all obligations of every Foreign Subsidiary owed to such Seller, including all intercompany obligations of every Foreign Subsidiary owed to any Seller.

(c) Upon Purchasers’ request, Sellers agree to cooperate with Purchasers to modify this Agreement as necessary to enable Purchasers and their Affiliates to purchase directly one or more of the Foreign Subsidiaries in one or more series of transactions; provided; that Purchasers will purchase all of the Foreign Subsidiaries.

2.2 Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, the following assets of Sellers shall be retained by Sellers and are not being sold or assigned to any Purchaser hereunder (all of the following are referred to collectively as the “Excluded Assets”):

(i) all Cash (other than Restricted Cash) of the Sellers;

(ii) any and all rights of Sellers under this Agreement and all cash and non-cash consideration (including the Purchase Price) payable or deliverable to Sellers pursuant to the terms and provisions hereof;

(iii) any and all avoidance claims or causes of action arising under the Bankruptcy Code or applicable state law, including all rights, avoidance claims and causes of action of Sellers arising under Chapter 5 of the Bankruptcy Code (whether or not asserted as of the Closing Date);

(iv) all Owned Real Property of each Seller set forth on Schedule 2.2(iv) (the “Excluded Owned Real Property”);

(v) all Facility Leases of each Seller set forth on Schedule 2.2(v) (the “Excluded Facility Leases”);

(vi) the equipment leases of each Seller set forth on Schedule2.2(vi) (the “Excluded Equipment Leases”, together with the Excluded Facility Leases, the ‘Excluded Leases”);

(vii) all Contracts of each Seller set forth on Schedule 2.2(vii) (the “Excluded Contracts”);

(viii) the sponsorship of and any assets maintained pursuant to or in connection with all Employee Benefit Plans other than the Assumed Employee Benefit Plans;

(ix) originals of any Seller’s minute books, stock books, ledger and transfer books, the corporate seals of Sellers and all other books and records relating to any Excluded Assets, in each case, other than those books and records relating to the Foreign Subsidiaries;

(x) the equity securities or other ownership interest of the Company, any U.S. Operating Subsidiary or any Other U.S. Subsidiary;

(xi) all insurance policies and the rights to the insurance proceeds thereunder relating to any Liability for the release of PCBs into the Fox River;

(xii) the rights under the Fox River Order and Consent Decree Agreement;

(xiii) all directors or officers liability insurance policies owned by any Seller, together with all rights and claims thereunder;

(xiv) professional retainers paid by any Seller to its advisors or representatives in connection with the Chapter 11 Cases and the transactions contemplated herein (excluding any amounts paid in respect of Purchaser Expenses);

(xv) any other books and records that Sellers are required by Law to retain; provided, that Purchasers shall have the right to make copies of any such retained Books and Records; and

(xvi) all other assets listed on Schedule 2.2(xvi).

2.3 Assignment and Assumption of Liabilities.

(a) Subject to the terms and conditions set forth in this Agreement, U.S. Purchaser shall only assume from the Sellers and thereafter be responsible for the payment, performance or discharge of the following liabilities and obligations of Sellers or any of their respective predecessors in interest (all such liabilities and obligations assumed by U.S. Purchaser pursuant to this Section 2.3(a) shall be referred to herein as the “Assumed Obligations”):

(i) all obligations of Chesapeake Printing and Packaging Company related to the Facility in Lexington, North Carolina and Chesapeake Pharmaceutical Packaging Company Inc. related to the Facilities in Hicksville, New York and Raleigh, North Carolina, in each case, reflected under the account titles set forth on Schedule 2.3(a)(i) (the “Accrued OCB Expenses”), which such account titles are under the headings “accounts payable” and “accrued expenses” on the face of the balance sheet dated as of September 28, 2008 included in the Latest 10-Q and all accounts payable, accrued expenses and other obligations of Chesapeake Printing and Packaging Company related to the Facility in Lexington, North Carolina and Chesapeake Pharmaceutical Packaging Company Inc. related to the Facilities in Hicksville, New York and Raleigh, North Carolina, in each case, incurred after the date of the Latest 10-Q in the Ordinary Course of Business which would have been included in the Accrued OCB Expenses had such obligations occurred prior to September 28, 2008, applying an accounting methodology consistent with the methodology used in the Latest 10-Q, in each case, to the extent such obligations are outstanding as of Closing;

(ii) all executory obligations of Sellers under the Assumed Executory Contracts;

(iii) all obligations of Sellers under the Retention Agreements;

(iv) all General Severance Obligations of the Company;

(v) the sponsorship of the Assumed Employee Benefit Plans, but for the avoidance of doubt, excluding any Liabilities related to such Employee Benefit Plans arising from the breach of any representation or warranty or covenant hereunder;

(vi) all intercompany obligations of any Seller to any of the Foreign Subsidiaries; and

(vii) all obligations of Sellers under the Credit Facility as restructured as of Closing to constitute the Debt Financing.

(b) Section 2.3(a) shall not limit any claims or defenses Purchasers may have against any party other than Sellers.  The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any Third Party against Purchasers or Sellers as compared to the rights and remedies which such Third Party would have had against Sellers absent the Chapter 11 Cases had Purchasers not assumed such Assumed Obligations.

2.4 No Other Liabilities Assumed.

(a) No Purchaser shall be the successor to any or all of the Sellers and each Seller acknowledges and agrees that pursuant to the terms and provisions of this Agreement, no Purchaser will assume, nor in any way be liable or responsible for, any liability or obligation of any Seller (including Liabilities relating to the pre-petition or post-petition operation of the Business, the Excluded Assets or the Acquired Assets (and the use thereof)), whether relating to or arising out of the Business, the Excluded Assets or the Acquired Assets or otherwise, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, in each case other than the Assumed Obligations, including any Indebtedness, Employee Benefit Plan, Collective Bargaining Agreement or other obligation of any Seller or any predecessor or Affiliate of any Seller whatsoever or any ERISA Affiliate other than the Assumed Obligations (any such obligations, the “Excluded Liabilities”); provided, that, in furtherance and not in limitation of the foregoing, the Assumed Obligations are subject to, and Purchasers are expressly not assuming any of the following Liabilities, whether accrued or fixed, absolute or contingent, known or unknown, determined or determinable, and whenever or wherever arising, including, the following:

(i) all Liabilities of any Seller that relate to any of the Excluded Assets;

(ii) all Liabilities incurred by or on behalf of or relating to any Other U.S. Subsidiary;

(iii) all Liabilities of any Seller relating to Taxes (including with respect to the Acquired Assets or otherwise) including Taxes that may arise as a result of (A) any claim, audit, investigation, assessment, adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority, court, or other Governmental Authority against any Seller or Other U.S. Subsidiary (including (x) Liabilities for federal, state and local Taxes relating to the United States Tax Court case Chesapeake and Subsidiaries v. Commissioner of Internal Revenue Service (United States Tax Court Docket No. 14090-06), and (y) any state of Wisconsin claim pursuant to the audit for the years 1999 through 2001) or (B) the sale of the Acquired Assets or the assumption of the Assumed Obligations pursuant to this Agreement and any deferred Taxes of any nature;

(iv) all Liabilities in respect of Indebtedness of Sellers (other than intercompany obligations of any Seller to any Foreign Subsidiary, obligations under Assumed Executory Contracts and the Indebtedness under the Credit Facility as restructured as of Closing to constitute the Debt Financing), including (A) the Company’s 10-3/8% Sterling-denominated Senior Subordinated Notes due 2011 and its 7% Euro-denominated Senior Subordinated Notes due 2014, and (B) Indebtedness of the Company to the Industrial Development Authority of West Point, Virginia relating to the 6 3/8 % Series 1994A Solid Waste Disposal Revenue Bonds, and the 6 1/4 % Series 1994B Solid Waste Disposal Revenue Bonds;

(v) all Liabilities in respect of Seller Expenses of the Sellers;

(vi) all Excluded Environmental Liabilities and all Liabilities of Sellers arising under any Environmental Law, in each case, irrespective of whether such Liabilities attach to Purchasers or Sellers in the first instance;

(vii) all Liabilities pursuant to the WARN Act relating to any action or inaction of the Seller prior to the Closing;

(viii) all Liabilities of Sellers resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers (or any of their current or former officers, directors, employees or agents) anywhere or ownership, license or lease of any properties or assets or any properties or assets previously used by Sellers at any time, or other actions, omissions or events occurring prior to the Closing and which (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any law, rule, regulation, treaty or other similar authority or (ii) relate to any and all Proceedings against Sellers whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(ix) all Liabilities arising out of or relating to any infringement or misappropriation of the Intellectual Property of any Third Party arising out of or related to the conduct of the Business or any act or omission of Seller or any predecessor(s) or Affiliate(s) of any Seller prior to the Closing;

(x) all Liabilities arising out of, or relating to, any indemnification obligations of any Seller, including indemnification obligations pursuant to supply agreements, service agreement, purchase agreements, leases and any other type of Contract, and Liabilities to indemnify or advance amounts to any officer, director, employee, ERISA or plan fiduciary or agent of Sellers;

(xi) except for the Assumed Obligations, all Liabilities (whether known or unknown) with respect to the employees or former employees, or both (or their representatives) of any Seller arising prior to the Closing Date, including payroll, wages, salaries, bonuses, commissions, benefits, retention or stay bonus arrangements, other compensation, vacation, sick leave, worker’s compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits, or any other employee plans or benefits or other compensation of any kind to any employee, and obligations of any kind, including Liabilities arising under any Collective Bargaining Agreement, or employment, severance, retention or termination agreement with any employee, consultant or contractor (or their representatives) of any Seller;

(xii) except for the Assumed Obligations, all Liabilities relating to or arising under or in connection with any Employee Benefit Plan or any other benefit or compensation plan, program, agreement or arrangement at any time maintained, sponsored or contributed  or required to be contributed to by any Seller or any ERISA Affiliate, or with respect to which any Seller or any ERISA Affiliate has any Liability;
(xiii) all Liabilities at any time arising on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Sections 4205 and 4203 of ERISA, respectively) from any Multiemployer Plan;

(xiv) all Liabilities arising out of or relating to services, products or product or service warranties of Sellers or any predecessor(s) or Affiliate(s) of any Seller to the extent provided, developed, designed, manufactured, marketed, sold or distributed prior to the Closing;

(xv) all Liabilities of any Seller to any current, former or prospective shareholder or other equity interest holder of any Seller, including all Liabilities of Sellers related to the right to or issuance of any capital stock or other equity securities;

(xvi) all Liabilities for any legal, accounting, investment banking, reorganization, restructuring (including bankruptcy administrative expenses), brokerage or similar fees or expenses incurred by any Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement, the Chapter 11 Cases or otherwise; and

(xvii) all Liabilities of Sellers to Purchasers, their Affiliates, and their and their Affiliates’ agents, advisors and representatives, whether under the Transaction Agreements or otherwise.

(b) The parties acknowledge and agree that disclosure of any Liability on any Schedule to this Agreement shall not create an Assumed Obligation or other Liability of Purchasers, except where such disclosed obligation has been expressly assumed by Purchasers as an Assumed Obligation.

(c) Purchasers acknowledge and agree that no Foreign Subsidiary is subject to the Chapter 11 Cases or other bankruptcy, administration or other insolvency proceeding and that  each Foreign Subsidiary will continue to have all such Foreign Subsidiary’s assets, liabilities and obligations, whether known or unknown, absolute or contingent, as they exist as of Closing.

2.5 Revisions to Schedules.  Notwithstanding anything in this Agreement to the contrary, any Purchaser may revise the Schedules to Section 2.1 - Section 2.4 at any time on or before one (1) day prior to the Auction in order to exclude from the definition of Acquired Asset, and include in the definition of Excluded Asset, any Assumed Executory Contract or any Assumed Facility Lease and Sellers agree to give required notice to any of the parties to any such lease or Contract or as otherwise reasonably requested by any Purchaser; provided, that such exclusion shall not serve to reduce or otherwise affect the amount of the Purchase Price.

2.6 Deemed Consents and Cures.  For all purposes of this Agreement (including all representations and warranties of Sellers contained herein), Sellers shall be deemed to have obtained all required consents, including all required consents of lenders and other parties under reciprocal easement agreements, in respect of the assignment of any Assumed Executory Contract if, and to the extent that, pursuant to the Sale Order or other Bankruptcy Court Order, Sellers are authorized to assume and assign to Purchasers and Purchasers are authorized to accept such Assumed Executory Contracts pursuant to Section 365 of the Bankruptcy Code and any applicable cure cost has been satisfied by Purchasers (except as set forth in Section 2.7).  If the consent required to effectuate the assignment of any Assumed Executory Contracts to Purchasers cannot be obtained pursuant to the Sale Order or other Bankruptcy Court Order, then the parties shall endeavor to obtain such consent pursuant to Section 6.1.

2.7 Obligations in Respect of Required Consents.  To the extent that any Assumed Executory Contract is subject to a cure pursuant to section 365 of the Bankruptcy Code, at the Closing, any amounts (the “Cure Amount”) related to such cure obligations shall be paid by Purchasers.

2.8 Post-Closing Assignment of Contracts.  With respect to any Contract which is not designated as an Assumed Executory Contract and which has not been rejected by Sellers pursuant to section 365 of the Bankruptcy Code, upon written notice(s) from any Purchaser, as soon as practicable, Sellers shall, at such Purchaser’s sole expense, take all actions reasonably necessary to assume and assign to the applicable Purchaser pursuant to section 365 of the Bankruptcy Code any Contract(s) set forth in Purchasers notice(s); provided, that any applicable cure cost shall be satisfied by Purchasers.  Sellers agree and acknowledge that (i) they shall provide Purchasers with reasonable advance notice of any motion(s) to reject any Contract and (ii) the covenant set forth in this Section 2.8 shall survive the Closing.  Notwithstanding anything in this Agreement to the contrary, on the date any Contract is assumed and assigned to the applicable Purchaser pursuant to this Section 2.8, such Contract also shall be deemed an Assumed Executory Contract.  Nothing in this Section 2.8 shall limit any Seller from winding up its affairs following the Closing.

ARTICLE III

CLOSING

3.1 Closing.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transaction contemplated by this Agreement (the “Closing”) will take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, NY 10022 at 10:00 A.M. Eastern Standard Time as soon as practicable after the date on which the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) but no later than eleven (11) days thereafter; or on such other date or place as Purchasers and Sellers may determine (the “Closing Date”).

3.2 Closing Payments.  At the Closing, Purchasers and Sellers shall make the following payments and take the following actions:

(a) At least three business days prior to the Closing Date, Sellers shall deliver to Purchasers a schedule (the “Closing Schedule”) setting forth Sellers’ best good faith estimate of the Purchase Price, including amounts described in each of clauses (b)(ii)-(xii) and (c) in the definition of “Purchase Price” as of the Closing.  During the two-business day period immediately following Purchasers’ receipt of the Closing Schedule, Purchasers shall be permitted to review and comment on the Closing Schedule.  The Purchase Price set forth in the Closing Schedule shall become final and binding upon the parties two business days following Purchasers’ receipt thereof unless Purchasers give written notice of their disagreement to Sellers prior to such date, in which case the Bankruptcy Court shall resolve any disputes.  The parties shall seek in good faith to resolve in writing any differences which they have with respect to the Closing Schedule.

(b) Purchasers shall pay the Purchase Price by wire transfer of immediately available funds to an account designated by the Sellers in a written notice to Purchasers at least two (2) business days prior to the Closing; and

(c) Purchasers shall pay the Cure Amounts.

3.3 Deliveries by Sellers.  At the Closing, Sellers shall deliver or procure delivery to Purchasers of:

(a) a certificate signed by each Seller, dated the date of the Closing Date, (in form and substance reasonably satisfactory to Purchasers) certifying that the conditions specified in Section 7.1 and Section 7.2 have been satisfied as of the Closing;

(b) copies of all third-party approvals and governmental approvals received pursuant to Section 6.1(a) and evidence of antitrust clearances and consents pursuant to Section 6.1(b);

(c) copies of all third-party and government approvals required pursuant to Section 7.2(g);

(d) certified copies of the resolutions of the board of directors of each Seller authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby;

(e) originals (or, to the extent originals are not available, copies) of all Assumed Executory Contracts (together with all amendments, supplements or modifications thereto);

(f) physical possession of all of the Acquired Assets capable of passing by delivery with the intent that title in such Acquired Assets shall pass by and upon delivery;

(g) one or more bills of sale, in the form attached hereto as Exhibit D (collectively, the “Bills of Sale”), conveying in the aggregate all of the owned personal property of Sellers included in the Acquired Assets, duly executed by Sellers;

(h) one or more assignments and assumptions of the Assumed Obligations, in the form attached hereto as Exhibit E (collectively, the “Assignment and Assumption”), duly executed by the relevant Seller or Sellers;

(i) duly executed Intellectual Property assignments (collectively, the “Intellectual Property Assignments”) in the forms attached hereto as Exhibit F each in recordable form to the extent necessary to assign such rights;

(j) one or more instruments of transfer evidencing the transfer of securities of CAPL from J.P. Causey Jr. to the Foreign Purchaser;

(k) one or more instruments of transfer evidencing the transfer of equity securities or other ownership interest of any Foreign Subsidiary held by any natural person to the Person(s) designated by Foreign Purchaser;

(l) other than with respect to CAPL, in respect of the securities of Foreign Subsidiaries being acquired pursuant to Section 2.1(b), transfers of all the shares duly executed by the registered holders in favor of the Foreign Purchaser or as it may direct accompanied by the relevant share certificates (or an express indemnity in a form reasonably satisfactory to Purchasers in the case of any certificate found to be missing) and any power of attorney under which any transfer is executed on behalf of the Company or nominee, together with (i)

irrevocable powers of attorney (in such form as Purchasers may reasonably require) executed by each of the holders of the shares in favor of the Foreign Purchaser or as it may direct to enable the attorney (pending registration of the relevant transfers) to exercise all voting and other rights attaching to the shares and to appoint proxies for this purpose and (ii) a copy of a signed board resolution of each such Foreign Subsidiary in which the registration of the share transfers referred to above (subject, in the case of Chesapeake U.K. Holdings Limited, only their being duly stamped) are approved and approving the resignation of officers and auditors, change of registered office, change of bankers or change of fiscal year end, in each case as required by the Foreign Purchaser;

(m) in respect of the securities of CAPL being acquired pursuant to Section 2.1(b), instruments of transfers and bought sold notes (“Transfer Documents”) of all the shares duly executed by the holders in favor of the Foreign Purchaser or its designee, accompanied by the relevant share certificates (or an express indemnity in a form reasonably satisfactory to the Purchasers in the case of any certificate found to be missing) and any power of attorney under which any Transfer Document is executed on behalf of such holders, together with (i) irrevocable powers of attorney (in such form as the Purchasers may reasonably require) executed by each of the holders of the shares in favor of the Foreign Purchaser or as it may direct to enable the attorney (pending registration of the relevant transfers) to exercise all voting and other rights attaching to the shares and to appoint proxies for this purpose and (ii) a copy of a signed board resolution of CAPL in which the registration of the share transfers referred to above (subject only to the Transfer Documents being duly stamped) are approved and approving the resignation of officers and auditors, change of registered office, change of bankers or change of fiscal year end, in each case as required by the Foreign Purchaser;

(n) resignations of any officers or directors of the Foreign Subsidiaries requested by Purchasers;

(o) an affidavit from each Seller, sworn under penalty of perjury and dated as of the Closing Date, in form and substance required under the Treasury Laws issued pursuant to Section 1445 of the Code stating that such Seller is not a foreign person as defined in Section 1445 of the Code;

(p) quitclaim deeds (as may be applicable) with respect to each Acquired Owned Real Property, in form and substance reasonably satisfactory to Purchasers;

(q) certificates of title and title transfer documents to all titled motor vehicles of Sellers;

(r) an assignment and assumption agreement with respect to Sellers’ Permits and warranties in form and substance reasonably acceptable to Purchasers, whereby Sellers shall assign to the applicable Purchaser all of their respective rights in and to any Permits and warranties relating (directly or indirectly) to the Acquired Assets or the Business, to the extent such Permits and warranties are assignable;

(s) all the Books and Records;

(t) such other instruments, in form and substance, reasonably satisfactory to Purchasers and their counsel, as are necessary to vest in the applicable Purchaser good and marketable title in and to the Acquired Assets in accordance with the provisions hereof;

(u) such documentation as may be necessary to change the authorized signatories on any bank accounts or powers of attorney relating (directly or indirectly) to the Acquired Assets or the Business;

(v) a certified copy of the Sale Order, in recordable form, for each Acquired Owned Real Property and each Assumed Leased Facility;

(w) a duly executed Transition Services Agreement; and

(x) such other documents or instruments as are required to be delivered by any Seller at the Closing pursuant to the terms hereof or that any Purchaser reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

3.4 Deliveries by Purchasers.  At the Closing, Purchasers will deliver to Sellers:

(a) the Purchase Price in immediately available funds;

(b) the Bills of Sale;

(c) the Assignment and Assumption duly executed by the relevant Purchaser or Purchasers;

(d) a certificate signed by each Purchaser, dated the date of the Closing (in form and substance reasonably satisfactory to Sellers) certifying that the conditions specified in Section 7.1 and Section7.3 have been satisfied as of the Closing;

(e) certified copies of the resolutions of the board of directors of each Purchaser authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; and

(f) a duly executed Transition Services Agreement.

3.5 Form of Instruments.  To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to Purchasers and Sellers.

3.6 Further Assurances.  From time to time after the Closing and without further consideration, (a) Sellers, upon the request of any Purchaser, shall execute and deliver such documents and instruments of conveyance and transfer as any Purchaser may reasonably request in order to consummate more effectively the purchase and sale of the Acquired Assets as contemplated hereby and to vest in the applicable Purchaser title to the Acquired Assets transferred hereunder, or to otherwise more fully consummate the transactions contemplated by this Agreement and (b) Purchasers, upon the request of Sellers, shall execute and deliver such documents and instruments of contract or lease assumption as Sellers may reasonably request in order to confirm any Purchaser’s Liability for the Assumed Obligations or otherwise to more fully consummate the transactions contemplated by this Agreement.

3.7 Withholding.  Notwithstanding anything herein to the contrary, Purchasers shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to each Seller such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by Purchasers, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to each Seller in respect of which such deduction and withholding was made by Purchasers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers jointly and severally represent and warrant to Purchasers that the statements contained in this Article IV are correct and complete as of the date of this Agreement.

4.1 Organization, Standing.  Each Seller and Foreign Subsidiary is a legal entity duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its organization, is qualified to do business in every jurisdiction in which it is required to be qualified and has all requisite corporate or similar power and authority, and with respect to CAPL only, licenses, consents and approvals to own, lease and operate its respective properties and assets and to carry on its business as presently conducted and is qualified, and with respect to CAPL only, licensed and approved, to do business, in good standing or with active status as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification and with respect to CAPL only, license, consent and approval, and is not in default or violation of, with respect to CAPL only, any such license, consent and approval, or any provision of its articles of association or bylaws or equivalents thereof, except where the failure to be so qualified, in good standing or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Foreign Subsidiary has provided to the Purchasers true and complete copies of its Articles of Association and Bylaws or equivalent organizational documents, each as amended and as currently in effect.

4.2 Subsidiaries. Schedule 4.2 sets forth each Subsidiary of the Company (i) its name and jurisdiction of organization, (ii) the number of authorized, issued and outstanding shares for each class of its capital stock or other equity interests and the holders thereof and (iii) the names and titles of its officers and directors.  All of the issued and outstanding shares of capital stock or other equity interests of each Foreign Subsidiary have been duly authorized and are validly issued, fully paid, and non-assessable.  Except as set forth on Schedule 4.2, the Company or one or more of its Subsidiaries hold of record and own beneficially all of the outstanding shares (which are fully paid up or credited as fully paid up, to the extent applicable) of each Foreign Subsidiary free and clear of any restrictions on transfer, Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.  Except as set forth on

Schedule 4.2, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any of its Subsidiaries to sell, transfer, or otherwise dispose of any capital stock or other equity interests of any of the Foreign Subsidiaries or that could require any Foreign Subsidiary to issue, sell, or otherwise cause to become outstanding any of its own capital stock or other equity interest (other than pursuant to this Agreement).  There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Foreign Subsidiary.  Except as set forth on Schedule 4.2, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Foreign Subsidiary.  Except as set forth on Schedule 4.2, no Seller or Foreign Subsidiary controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association that is not a Subsidiary of the Company.  With respect to Germany, the shareholder list of each German Subsidiary, as filed with the respective Subsidiary’s commercial register, is true and correct.  Except as set forth on Schedule 4.2, no Seller, nor any Foreign Subsidiary owns nor has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.  No request or declaration has been made with a view to the judicial reorganization (redressement judiciaire) or judicial liquidation (liquidation judiciaire) of any of the Foreign Subsidiaries incorporated under the laws of France (the “French Subsidiaries”), none of the French Subsidiaries has been or is subject to any judicial or amicable procedure of bankruptcy (in particular any règlement amiable or procédure de sauvegarde), insolvency, receivership, winding-up or liquidation (whether voluntary or involuntary) or is unable to pay its debts as they fall due with its available assets (état de cessation des paiements).  No Seller or Foreign Subsidiary has given or agreed to give any unlawful assistance in connection with any acquisition of its or any other company’s share capital (excluding, for the avoidance of doubt, any actions by Purchasers or any Seller or Foreign Subsidiary relating to any exit financing, including the Debt Financing on behalf of or at the request of Purchasers with respect to the transactions contemplated hereby or the financing thereof).

4.3 Validity of Agreement; Power.  Subject to any necessary authorization from the Bankruptcy Court, each Seller party hereto has full power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.  All Transaction Documents to which any Seller is a party have been duly executed and delivered by such Person, except such Transaction Documents that are required by the terms hereof to be executed and delivered by such Person after the date hereof, in which case such Transaction Documents will be duly executed and delivered by such Person at or prior to the Closing, and, subject to any necessary authorization from the Bankruptcy Court, all Transaction Documents constitute, or will constitute, as the case may be, the valid and binding agreements of Sellers, as applicable, enforceable against Sellers in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.4 No Conflicts or Violations.  Except as set forth on Schedule 4.4 and except to the extent any such requirement for consent, notice or other action would not be enforceable by operation of the Sale Order, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby by Sellers do not and shall not conflict with, result in any breach, default or violation of, give rise to a right of modification, termination, acceleration or loss of a material benefit under, result in the creation of any Lien (other than a Permitted Exception) or Liability under, require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with any Governmental Authority, under (i) any provision of the articles of incorporation or bylaws or other equivalent organizational document of any Seller or Foreign Subsidiary, (ii) any Material Contract or Facility Lease to which any Seller or Foreign Subsidiary is a party or by which it is bound or (iii) any determination or Order of any Governmental Authority or Law binding on any Seller or Foreign Subsidiary or its property or assets.

4.5 SEC Reports and Financial Information.

(a) The Company has filed or furnished all forms, documents and reports (including exhibits) required to be filed or furnished prior to the date of this Agreement by it with the U.S. Securities and Exchange Commission (the “SEC”) since December 28, 2007 (the “Company SEC Documents”).  As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state or incorporate by reference any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is required to file any form or report with the SEC.  The Company has provided to Purchasers correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Company’s Subsidiaries, on the other hand, occurring since December 28, 2007 and prior to the date hereof.  There are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents.  As of the date hereof, to the Knowledge of Sellers, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) Each of the consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC).

(c) Schedule 4.5(c) sets forth, as of the date of this Agreement, all of the outstanding Indebtedness of each Seller and Foreign Subsidiary (excluding Indebtedness of Jiangsu Rotam Boxmore Packaging Co. Limited that is non-recourse to any other Foreign

Subsidiary), including full details of all intercompany Indebtedness between (i) any Seller and Foreign Subsidiary and (ii) any two Foreign Subsidiaries, and, in each case, sets forth both the origin of, and the particular Foreign Subsidiary party to, such Indebtedness.  As of the Closing Date, there will not be, any Indebtedness of any Seller and Foreign Subsidiary except as set forth on Schedule 4.5(c) and except as may be incurred in accordance with Section 6.3.

(d) No Seller or Foreign Subsidiary has any obligations or Liabilities arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing at or prior to the Closing, except (i) obligations under Contracts described on Schedule 4.9(a)(i), Schedule 4.9(a)(ii) or Schedule 4.9(b) or under Contracts which are not required to be disclosed thereon (but not Liabilities for breaches thereof), (ii) Liabilities stated or adequately reserved against in the Liabilities side of the balance sheet dated September 28, 2008 included in the Latest 10-Q, (iii) Liabilities which have arisen after the date of the Latest 10-Q in the Ordinary Course of Business or otherwise in accordance with the terms and conditions of this Agreement (none of which is a material Liability for breach of contract, breach of warranty, tort or infringement or a claim or lawsuit or Liability under Environmental Laws), (iv) Excluded Liabilities, (v) obligations or Liabilities which do not exceed $100,000 individually or $500,000 in the aggregate and (vi) as set forth on Schedule 4.5(d).

(e) Except as set forth on Schedule 4.5(e), all Accounts Receivable arising from services or sales by any Seller or Foreign Subsidiary, whether or not earned thereby on the date hereof or on the Closing Date, constitute bona fide receivables resulting from bona fide sales, to a customer in the Ordinary Course of Business on commercially reasonable terms, the amount of which was actually due on the date thereof.  Except as set forth on Schedule 4.5(e), the Accounts Receivable, taken as a whole, are not subject to valid material counterclaims or setoffs, and are collectible net of any reserves for doubtful accounts on any applicable Books and Records determined in accordance with GAAP (consistently applied).

(f) The Inventory of the Sellers and Foreign Subsidiaries (i) except to the extent of any reserve therefor established in accordance with GAAP, consists solely of materials and goods useable or saleable in the Ordinary Course of Business (taking into account the quantity and quality of the Inventory), is not defective, slow moving, obsolete or damaged, and is fit and merchantable for its particular use, and (ii) is valued at lower of cost or market less applicable valuation reserves all determined in accordance with GAAP (consistently applied).  Except as set forth on Schedule 4.5(f), none of the Inventory is subject to any consignment, bailment, warehousing or similar agreement.

4.6 Title to Assets; Assets Necessary to Business.

(a) The Sellers and the Foreign Subsidiaries have good title to, or a valid leasehold interest in or all rights to use, all assets (i) reflected under the heading “assets” on the face of the balance sheet dated as of September 28, 2008 included in the Latest 10-Q, and (ii) which would be reflected under the heading “assets” if the balance sheet dated as of September 28, 2008 included in the Latest 10-Q were to be adjusted, on a basis consistent with the preparation of the balance sheet dated as of September 28, 2008 included in the Latest 10-Q, through the Closing Date to reflect transactions occurring in the Ordinary Course of Business since September 28, 2008 as may be effected in accordance with Section 6.3, in each case, free and clear of any Liens, except Permitted Exceptions and Liens listed on Schedule 4.6(a).

(b) Taken as a whole, the assets of each Seller and Foreign Subsidiary are in good operating condition and repair (ordinary wear and tear excepted) and are fit for use in the Ordinary Course of Business.

(c) The Acquired Assets (other than equity interests of the Foreign Subsidiaries being acquired pursuant to Section 2.1(b) and the Excluded Assets) constitute all of the assets, Contracts and properties necessary to conduct the United States operation of the Business as presently conducted.  Each asset that is material to the United States operation of the Business as presently conducted is an Acquired Asset, except for the Excluded Assets (including the Headquarters Lease).  The Other U.S. Subsidiary is dormant and does not own, lease, posses or otherwise have a right to use any asset Contract or property necessary to conduct the United States operation of the Business as presently conducted.

(d) Subject to Bankruptcy Court approval, Sellers have the power and the right to sell, assign and transfer and Sellers will sell and deliver to Purchasers, and upon consummation of the transactions contemplated by this Agreement, Purchasers will acquire good title to the Acquired Assets, free and clear of all Liens.

4.7 Real Property.

(a) Schedule 4.7(a) sets forth a list of all Owned Real Property.  Except as set forth on Schedule 4.7(a), with respect to each Owned Real Property:  (i) the applicable U.S. Operating Subsidiary or Foreign Subsidiary has good and marketable indefeasible fee simple title or land use right (or the equivalent under foreign Law) free and clear of all Liens other than Permitted Exceptions and no Governmental Authority has an adverse interest in the title of, or the land use right in, or equivalent right under applicable Law in, the Owned Real Property; (b) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such Owned Real Property; (c) there are no outstanding options or rights of first refusal to purchase such Owned Real Property (other than the right of Purchasers pursuant to this Agreement), or any portion thereof or interest therein; and (iv) no Seller or Foreign Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) No Seller or Foreign Subsidiary has received any written notice of any pending or threatened condemnation proceedings in the nature of eminent domain in connection with any parcel of the Owned Real Property and the Leased Facilities.

(c) Schedule 4.7(c) sets forth the title and parties to, and date of, each of the Facility Leases, and the address of each Leased Facility and a true and complete list of all Facility Leases.  In addition, (i) except for the Facility Leases identified on Schedule  4.7(c) attached hereto, there are no occupancy rights, subleases or licenses presently affecting the Leased Facilities; (ii) the Sellers have or have cause to be delivered to Purchasers true and complete copies of each of the Facility Leases (or in the case of an oral lease, a written summary of the material terms of such lease) and none of such leases has been amended, modified or terminated; (iii) the Facility Leases are at present and, except as set forth on Schedule  4.7(c), on the date of the Closing shall be legal, valid, enforceable and in full force and effect unless any such Facility Lease shall have expired in accordance with its terms (and not because of any termination or other acceleration of the stated expiration date thereof); (iv) there is no option to purchase, right of first offer, right of first refusal or other provision granting any Seller or Foreign Subsidiary or, any other Person any right to acquire the Leased Facilities and (v) Articles L.145-1 and seq. of the French Commercial Code apply to all Facility Leases governed by French Law entered into by any Foreign Subsidiaries and the relevant Foreign Subsidiaries have the right to renew such Facility Leases in accordance with article L.145-8 of the French Commercial Code.

(d) Each U.S. Operating Subsidiary and Foreign Subsidiary has complied in all material respects with its obligations under the Facility Leases.

(e) The Owned Real Property and the Leased Facilities comprise all of the real property used or intended to be used, or otherwise related to, the Business.

(f) The Company does not own any real property and except as set forth on Schedule 4.7(f), the only real property lease to which the Company is a party is the Headquarters Lease.

4.8 Intellectual Property.

(a) Schedule 4.8(a) sets forth a complete and correct list of all of the following that are either owned by any Seller or Foreign Subsidiary or used, or held for use, in the Business as presently conducted: (i) patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property (including Internet domain names); and (ii) computer software (other than commercially available off-the-shelf software with a replacement cost or annual license or maintenance fee of less than a total cost of $25,000 in the aggregate).

(b) Each Seller or Foreign Subsidiary owns and possesses, free and clear of all Liens (other than Permitted Exceptions and Liens set forth on Schedule 4.8(b)), all right, title and interest in and to, or has a valid and enforceable right to use, all of the Intellectual Property necessary for the conduct of the Business as presently conducted by any Seller or Foreign Subsidiary (together with all of Intellectual Property owned by any Seller or Foreign Subsidiary, collectively, the “Company Intellectual Property”).  All of the Company Intellectual Property set forth or required to be set forth on Schedule 4.8(a) and owned by a Seller or Foreign Subsidiary is valid, subsisting and enforceable.  All of the material Company Intellectual Property owned by Third Parties is valid, subsisting and enforceable.  Each Seller or Foreign Subsidiary has used commercially reasonable efforts to maintain, protect, and enforce the material Company Intellectual Property.

(c) Except as set forth on Schedule 4.8(c), no claims have been communicated to Sellers, or threatened, which contest the validity, use, ownership or enforceability of any of the material Company Intellectual Property, and no Seller or Foreign Subsidiary has infringed upon or misappropriated, and the operation of the Business does not infringe upon or misappropriate, any Intellectual Property of any Third Party.

(d) Except as set forth on Schedule 4.8(d), no Third Party has infringed upon or misappropriated any of the Company Intellectual Property.

4.9 Contracts.

(a) (x) Except as set forth on Schedule 4.9(a)(i), no U.S. Operating Subsidiary is a party to or bound by, and (y) except as set forth on Schedule 4.9(a)(ii), no Foreign Subsidiary is a party to or bound by, in each case, whether written or oral, any:

(i) pension, profit sharing, stock option, employee stock purchase, bonus, incentive, severance or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan, arrangement or practice;

(ii) management agreement or Contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis (A) providing annual cash or other compensation in excess of $75,000, (B) providing for the payment of any cash or other compensation or benefits as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (C) providing for the payment of any cash or other compensation or benefits as a result of such employee’s retention for any period of time with any U.S. Operating Subsidiary or Foreign Subsidiary or (D) otherwise restricting its ability to terminate the employment of any employee at any time for any lawful reason or for no reason without Liability;

(iii) Contract with any Government Entity;

(iv) Contract relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or group of material assets of any U.S. Operating Subsidiary or Foreign Subsidiary or any letter of credit arrangements, or any guaranty therefor;

(v) Contract or equipment lease under which any U.S. Operating Subsidiary or Foreign Subsidiary is a (A) lessee of or holds or operates any personal property owned by any other Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $250,000 in any twelve-month period or (B) lessor of or permits any Person to hold, operate or occupy any property, real or personal, owned or controlled by any U.S. Operating Subsidiary or Foreign Subsidiary;

(vi) Contract or group of related Contracts (other than purchase and sale orders entered into in the Ordinary Course of Business) with the same party or group of Affiliated parties continuing over a period of more than six (6) months from the date or dates thereof, not terminable by any U.S. Operating Subsidiary or Foreign Subsidiary upon thirty (30) days or less notice without penalty or involving more than $250,000;

(vii) Contract relating to the ownership of, investments in or loans and advances to any Person, including investments in joint ventures and minority equity investments;

(viii) license, royalty or other Contracts with respect to any Intellectual Property (other than licenses of commercially available off-the-shelf software with a replacement cost or annual license fee of less than a cost of $25,000 in the aggregate);

(ix) Contract that contains any provision pursuant to which the any U.S. Operating Subsidiary or Foreign Subsidiary is obligated to indemnify or make any indemnification payments to any Person (other than Contracts entered into in the Ordinary Course of Business where such obligation would not reasonably be expected to result in Liabilities in excess of $25,000 per year);

(x) agent, sales representative, sales or distribution Contracts (other than purchase and sale orders entered into in the Ordinary Course of Business);

(xi) Contract relating to the marketing or advertising of any products or services of any U.S. Operating Subsidiary or Foreign Subsidiary;

(xii) power of attorney or other similar Contracts or grant of agency; and

(xiii) Contract prohibiting it, now or in the future, from freely engaging in any business or competing anywhere in the world or restricting its use of any Intellectual Property, including any nondisclosure, non-competition, settlement, coexistence, standstill or confidentiality agreements;

(xiv) Contract (A) providing for any U.S. Operating Subsidiary or Foreign Subsidiary to be the exclusive provider of any product or service to any Person or the exclusive recipient of any product or service of any Person or that otherwise involves the granting by any Person to any U.S. Operating Subsidiary or Foreign Subsidiary of exclusive rights of any kind, (B) providing for any Person to be the exclusive provider of any product or service to any U.S. Operating Subsidiary or Foreign Subsidiary or (C) granting to any Person a right of first refusal or right of first offer on the sale of any part of the business of any U.S. Operating Subsidiary or Foreign Subsidiary;

(xv) Contract that is a Collective Bargaining Agreement;

(xvi) Contract that is a settlement, conciliation or similar agreement pursuant to which outstanding obligations will exist for the Business after the Closing; and

(xvii) any other individual Contract that is otherwise material to the assets, operations or financial condition of the Company Group, taken as a whole.

(b) Except as set forth on Schedule 4.9(b), the Company is not a party to, or bound by, any Contract relating to the Business.

(c) All of the Contracts set forth or required to be set forth on Schedule 4.9(a)(i) and on Schedule 4.9(a)(ii) are collectively referred to as the “Material Contracts”.  Except as disclosed on Schedule 4.9(c), (i) no Material Contract has been breached or canceled by the other party, and there is no anticipated breach by any other party to any

 Material Contract, (ii) except for defaults that will be cured through the cure payments, neither any Seller nor any Foreign Subsidiary nor any other party thereto is in default or breach in any material respect under the terms of any Material Contract and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a default or breach thereunder, (iii) no Seller nor any Foreign Subsidiary has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any Material Contract, and (iv) each Material Contract is legal, valid, binding, enforceable and in full force and effect and, subject to the terms of this Agreement, will continue as such following the consummation of the transactions contemplated hereby.

(d) Except as set forth in Schedule 4.9(d), Sellers have provided or caused to be provided to Purchasers true and correct copies of all Material Contracts, in each case together with all amendments, waivers or other changes thereto.  Schedule 4.9(a)(i), Schedule  4.9(a)(ii) and Schedule 4.9(b) contain an accurate and complete description of all material terms of all oral contracts referred to therein.

4.10 Insurance.  Schedule 4.10 lists and describes all material policies of insurance owned, held, or maintained by or for the benefit of any Seller or any Foreign Subsidiary or insuring the property or assets of any Seller or any Foreign Subsidiary, including the type and amount of coverage and the expiration dates of the policies and the claims history for the past three years.  Sellers have provided to Purchasers copies of all such policies of insurance.  Except as set forth on Schedule 4.10 attached hereto, (a) current premiums and any other obligations under such insurance have been paid and all such policies are valid and enforceable and in full force and effect in all material respects on the date hereof and no Seller or Foreign Subsidiary is in default with respect to its obligations under any such insurance policies, and (b) no Seller or Foreign Subsidiary has received any notice within the last 90 days threatening suspension, revocation, modification or cancellation of any insurance policy or a material increase in any premium in connection therewith or informing any Seller or Foreign Subsidiary that any coverage listed on Schedule 4.10 will or may not be available in the future on substantially the same terms as now in effect.  No Seller or Foreign Subsidiary has been denied insurance coverage within the past 3 years.  Except as set forth on Schedule 4.10, no Seller or Foreign Subsidiary has any self-insurance or co-insurance programs.  The reserves set forth on the September 28, 2008 balance sheet included in the Latest 10-Q are adequate to cover all anticipated Liabilities with respect to self-insurance or coinsurance programs listed on Schedule 4.10.

4.11 Taxes.

(a) Except as set forth on Schedule 4.11(a), each Foreign Subsidiary has filed all material Tax Returns that it was required to file, including all Returns with respect to the employees, assets, income, activities or operations of the respective Foreign Subsidiary.  All filed Tax Returns were correct and complete in all material respects.  All Taxes owed by any Foreign Subsidiary (whether or not shown on any Tax Return) have been paid.  No Foreign Subsidiary is the beneficiary of any extension of time within which to file any Tax Return.  With respect to each Foreign Subsidiary, no claim has been made in the past three (3) years by a Governmental Authority in a jurisdiction where such party does not file Tax Returns that such party is or may be subject to taxation by that jurisdiction.

(b) Each Foreign Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party, and each Foreign Subsidiary has otherwise complied with all Tax laws relating to the withholding and remittance of Taxes.

(c) Except as set forth on Schedule 4.11(c), there is no dispute, claim or non-routine investigation concerning any Tax Liability of any Foreign Subsidiary claimed or raised by any authority in writing.  Schedule 4.11(c) lists all foreign income Tax Returns filed with respect to any Foreign Subsidiary that have been audited in the last four years, and indicates those Tax Returns that currently are the subject of audit.  No Foreign Subsidiary has, within the three year period preceding the date of this Agreement or, with respect to any German Foreign Subsidiary, within any time period which has not yet been finally assessed (materiell bestandkräftig), received any written notice from any Taxation Authority to the effect that it may be liable to pay, any penalty, fine, surcharge or interest in connection with any Tax, nor has any Foreign Subsidiary paid any such amount.

(d) Each Foreign Subsidiary is in possession of sufficient information and records to enable it to compute its liability with respect to Taxes insofar as such liability depends on any transaction occurring on or before Closing or on any disposal of any assets owned by any Foreign Subsidiary as of Closing.

(e) No Foreign Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Schedule 4.11(f) sets out details of all material arrangements which any Foreign Subsidiary has with any Taxation Authority which are of a concessionary or non-statutory nature.  No Foreign Subsidiary has taken any action which has had, or will have, the result of altering, prejudicing or in any way disturbing any arrangement or agreement which it has previously had with any Taxation Authority;

(g) Schedule 4.11(g) describes any group tax arrangements, tax consolidations or fiscal unities, or any other tax sharing, or any Tax allocation or group Tax payment arrangements entered into by any Foreign Subsidiary.

(h) Each Foreign Subsidiary has been resident for tax purposes in the jurisdiction of its incorporation and no where else at all times for the past three (3) years and will be so resident at Closing and no Foreign Subsidiary has, or has had, a branch, agency or permanent establishment in any country other than that of its incorporation during the past three (3) years.

(i) No material adjustments have been required to be made in the past three (3) years or, with respect to any German Foreign Subsidiary, within any time period which has not yet been finally assessed (materiell bestandkräftig), with respect to any Foreign Subsidiary by any Governmental Authority relating to transfer pricing and each Foreign Subsidiary has sufficient information and records and has preserved such information or records for the requisite period for transfer pricing purposes

(j) All documents by virtue of which any Foreign Subsidiary requires to establish title of any Foreign Subsidiary to any asset which are required to be stamped have been stamped and all duty, interest and penalties on those documents has been paid.

(k) Schedule 4.11(k) sets forth, with respect to each Foreign Subsidiary, the amount of trading losses available for that respective Foreign Subsidiary for carryforward, provided, that the amounts in Schedule 4.11(k) do not reflect any disallowance of the carryforward of such losses due to the transactions contemplated by this Agreement.  To the Knowledge of Sellers, nothing has been done which might cause the disallowance of the carryforward of such losses and no claim has been made for carry back of such losses.

(l) Except as set forth on Schedule 4.11(g), no Foreign Subsidiary is a party to any Tax allocation or sharing agreement.  No Foreign Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (B) has any Liability for the Taxes of any Person (other than any Foreign Subsidiary) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) The unpaid Taxes of each Foreign Subsidiary (i) did not as of September 28, 2008, exceed the reserve for Tax Liability of each Foreign Subsidiary (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) used to calculate the reserve for Tax Liability of the Company Group set forth on the face of the balance sheet dated as of September 28, 2008 included in the Latest 10-Q (rather than in notes thereto) and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of each Foreign Subsidiary in filing its Tax Returns.

(n) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of any Foreign Subsidiary.

(o) No Foreign Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting (including, for this purpose, any corresponding provision of non-U.S. Tax Law) for a taxable period (or portion thereof) ending on or prior to the Closing Date, (B) “closing agreement,” as described in § 7121 of the Code (or any corresponding provision of state, local, or non-U.S. income Tax law), (C) installment sale or open transaction (including, for this purpose, any corresponding provision of non-U.S. Tax Law) made on or prior to the Closing Date, or (D) prepaid amount (including, for this purpose, any corresponding provision of non-U.S. Tax Law) received on or prior to the Closing Date.

(p) No Foreign Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by §§ 355 or 361 of the Code.

(q) No Foreign Subsidiary is or has been a party to any “listed transaction,” as defined in § 6707A(c)(2) of the Code and Treasury Regulation § 1.6011-4(b)(2) or “reportable transaction” as defined in Treasury Regulation § 1.6011-4(b).

(r) None of the Assumed Obligations is an obligation to make a payment that will not be deductible under § 280G of the Code.  Every Seller and Foreign Subsidiary (to the extent such Foreign Subsidiary or its employees are subject to § 409A of the Code) is in compliance with the provisions of § 409A of the Code.

(s) To the Knowledge of Sellers, and except as set forth on Schedule 4.11(s), no Foreign Subsidiary will incur any Liability for income taxes and material non-income taxes by virtue of (whether alone or in conjunction with any other fault or circumstance) the entering into the Transaction Documents and the transactions (to the extent the form of the transactions is not altered pursuant to Section 2.1(c) of this Agreement) contemplated thereby.

4.12 Employee Benefit Plans.

(a) Schedule 4.12(a) sets forth a complete and accurate list of each Employee Benefit Plan.  Sellers have provided to Purchasers true and correct copies of each Employee Benefit Plan and all material documents pursuant to which such Employee Benefit Plans are maintained, funded and administered (including all plan documents, amendments thereto, summary plan documents, trust documents, annual reports, service agreements and group insurance contracts).  Except as set forth on Schedule 4.12(a), each Employee Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms, all applicable requirements of ERISA, the Code, and other applicable Laws, and the terms of each Collective Bargaining Agreement.  Each Employee Benefit Plan which is intended to be qualified within the meaning of Code § 401(a) is so qualified and has received a favorable determination letter from the Internal Revenue Service upon which it may rely, and nothing has occurred that could adversely affect the qualified status of such Employee Benefit Plan.

(b) Except as set forth on Schedule 4.12(b)(i), no Employee Benefit Plan is an subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and no Seller or any ERISA Affiliate contributes to or has any liability with respect to any such plan.  Schedule 4.12(b)(ii) sets forth a complete and correct list of each Multiemployer Plan. All contributions required to be made to any Multiemployer Plan by any Seller or any ERISA Affiliate have been made.  Except as set forth on Schedule 4.12(b)(ii), (i) no proceeding has been initiated to terminate any Multiemployer Plan; (ii) there has been no “reportable event” (within the meaning of Section 4043 of ERISA) with respect to any Multiemployer Plan; (iii) no Multiemployer Plan is in reorganization as described in Section 4241 of ERISA; (iv) no Multiemployer Plan is insolvent as described in Section 4245 of ERISA; and (v) no Multiemployer Plan is considered to be in “endangered” or “critical” status under Section 432 of the Code.  No Seller or any ERISA Affiliate has any Liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Sections 4205 and 4203 of ERISA, respectively) from any Multiemployer Plan, no such Liability has been asserted, and there are no facts or circumstances (including the consummation of the transactions contemplated by this Agreement) that could result in any such partial or complete withdrawal or the assertion of any such Liability.  No

Seller or ERISA Affiliate is bound by any contract or has any Liability described in Section 4204 of ERISA.

(c) No event or condition has occurred in connection with which any Seller or any ERISA Affiliate could be reasonably likely to be subject to any material Liability, fine, excise tax, or Lien with respect to any Employee Benefit Plan or any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA) under ERISA, the Code or any other applicable Law or under any agreement or arrangement pursuant to or under which any Seller or any ERISA Affiliate is required to indemnify any Person against such Liability or have any joint and several Liability.  There are no pending or, threatened claims, suits, audits or investigations related to any Employee Benefit Plan (other than non-material, routine claims for benefits) that could become a Liability of Purchasers.

(d) Except as set forth on Schedule 4.12(d), the consummation of the transactions contemplated by this Agreement (alone or in connection with any subsequent event, including a termination of employment) will not (i) accelerate the vesting or payment of any economic benefit provided or made available under any Employee Benefit Plan, (ii) increase the amount of any economic benefit provided or made available under any Employee Benefit Plan, or (iii) accelerate or increase the funding obligation under any Employee Benefit Plan.

(e) Sellers and the ERISA Affiliates have complied with the health care continuation requirements of Part 6 of Subtitle B of Title I, Section 4980B of the Code and any similar state Law of ERISA (“COBRA”); and, except as set forth on Schedule 4.12(e), no Seller or ERISA Affiliate has any obligations under any Employee Benefit Plan, or otherwise, to provide post-termination health or life insurance benefits to any Person, except as specifically required under COBRA.

(f) With respect to each Employee Benefit Plan, all payments, premiums, contributions, distributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of the Closing Date shall have been timely made in accordance with the terms of the applicable Employee Benefit Plan, applicable law and GAAP (consistently applied).

(g) All benefit plans currently sponsored or contributed to by any member of the Sellers or Foreign Subsidiaries which would fall within Section 4.12(a) but for the fact that such plans are maintained or governed outside the jurisdiction of the United States (but excluding (i) Foreign Pension Schemes (which are specifically addressed in Section 4.13), and (ii) plans maintained by a Governmental Authority) (the “Foreign Benefit Plans”) are listed on Schedule 4.12(g), and a true and complete copy of the current plan text and amendments thereto of each Foreign Benefit Plan has been provided to Purchasers.  Except as set forth on Schedule 4.12(g);

(i) Where required by Law, each of the Foreign Benefit Plans has obtained from the Governmental Authorities having jurisdiction with respect to such plan any required determinations that such plans are in compliance with the laws and regulations of any government;

(ii) There are no pending investigations by any Governmental Authority involving the Foreign Benefit Plans, and no claims pending or, to the Knowledge of Sellers, threatened (except for claims for benefits payable in the normal operation of the Foreign Benefit Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Benefit Plan, other than benefits payable in the ordinary course of the operations of the Foreign Plans;

(iii) Each Foreign Benefit Plan has been maintained, funded and administered in accordance with applicable Laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable Collective Bargaining Agreements or agreements with works council.  No Foreign Benefit Plan has any material unfunded or underfunded Liabilities; and

(iv) The consummation of the transactions contemplated by this Agreement (alone or in connection with any subsequent event, including a termination of employment) will not (i) accelerate the vesting or payment of any economic benefit provided or payable under any Foreign Benefit Plan, (ii) increase the amount of any economic benefit provided or made available under any Foreign Benefit Plan, or (iii) accelerate or increase the funding obligation under any Foreign Benefit Plan.

4.13 Foreign Pension Plans.  Except as set forth in Schedule 4.13:

(a) At the date of this Agreement, other than the Foreign Pension Schemes, there is not in operation, there has not been in operation and no proposal has been announced to enter into or establish, any agreement, arrangement, custom or practice for the payment by one or more of the Foreign Subsidiaries of, or of a contribution towards any Relevant Benefits for the benefit of a Pensionable Employee or any other natural or legal person who may be entitled to a Relevant Benefit on the basis of the Pensionable Employees’ agreement with a Foreign Pension Scheme or any of the Foreign Subsidiaries or any Law applicable to any of the Foreign Subsidiaries.

(b) To the extent required under applicable Law, all Foreign Pension Schemes are Registered in accordance with the local Law of the jurisdiction in which they are established.

(c) All Foreign Pension Schemes (other than any State Pension Scheme) have been designed to comply with, and maintained, funded and administered in accordance with, all applicable local Laws of the jurisdiction in which they are established and the terms of the governing documentation of the Foreign Pension Schemes.  As of the date hereof, other than the Field Group Pension Plan and the Boxmore Group Pension Scheme, no Foreign Pension Scheme (excluding the State Pension Schemes) nor any Foreign Subsidiary with respect to a State Pension Scheme has any unfunded or underfunded Liabilities in excess of $100,000.

(d) Where required by Law, each Foreign Pension Scheme (excluding the State Pension Schemes) and each Foreign Subsidiary with respect to a State Pension Scheme has obtained from the Government Authorities having jurisdiction with respect to such Scheme any required determinations that such Schemes are in compliance with the applicable Laws.

(e) There are no pending investigations by any Governmental Authority involving the Foreign Pension Schemes and no claims pending or threatened (except for claims for benefits payable in the normal operation of the Foreign Pension Schemes), suits or proceedings against any Foreign Pension Schemes or asserting any rights or claims to benefits under any Foreign Pension Schemes, other than benefits payable in the ordinary course of the operations of the Foreign Pension Schemes.  All Foreign Pension Scheme documentation and records are up to date and reflect the terms of the Foreign Pension Schemes as announced to Pensionable Employees and as operated in practice.  The representation in this Section 4.13(e) does not apply to any State Pension Scheme.

(f) There are no pending investigations by any Governmental Authority and no claims pending or threatened suits or proceedings against any Foreign Subsidiary asserting any rights or claims with respect to failure of such Foreign Subsidiary to comply with any State Pension Scheme.

(g) Other than the Retention Agreements no Foreign Subsidiary has entered into any retention agreement with any employee or consultant.

(h) All payments, contributions and expenses to, or relating to, the Foreign Pension Schemes by any of the Foreign Subsidiaries up to the Closing Date (including contributions payable) or their Pensionable Employees via payroll deduction which have fallen due for payment have been duly made and applied in accordance with the provisions of the Foreign Pension Schemes’ governing documentation.  There has been no breach of the terms of the governing documentation of the Foreign Pension Schemes (other than any State Pension Scheme), or of any Laws applicable to the Foreign Pension Schemes, by any Foreign Subsidiary or by any Trustee of the Foreign Pension Schemes.

(i) No Pensionable Employee based in the European Union came to their employment with any Foreign Subsidiary as a result of the Acquired Rights Directive 2001 2001/23/EC or any local Law implementing such directive.

(j) All material details of the Foreign Pension Schemes (other than the State Pension Schemes) have been given to the Purchasers including true and complete copies of: (A) a copy of each agreement, deed and all rules governing or relating to the Foreign Pension Schemes; (B) a copy of each explanatory document (presently issued by the group or otherwise) issued to a Pensionable Employee who is or may become a member of the Foreign Pension Schemes; (C) a copy of the most recent actuarial valuation or funding review of the Foreign Pension Schemes that has been received (in draft or final form) by the Trustees or, in the U.K. and Ireland the principal employer of the U.K. DB Schemes and the Irish DB Schemes before the date of this Agreement, with a copy of any written supplementary actuarial advice relating to the funding of the U.K. DB Schemes and the Irish DB Schemes; (D) a copy of the audited accounts of the Foreign Pension Schemes for the last scheme year, or where such audited accounts do not exist the latest Foreign Pension Scheme accounts; (E) the most recent Trustee annual report; (F) a list of Pensionable Employees who are members of the Foreign Pension Schemes, with all details relevant to their membership of the Foreign Pension Schemes and necessary to establish their entitlements to benefits; (G) a copy of the statement of investment principles in respect of the Foreign Pension Schemes; and any relevant undertaking given by the Foreign Pension

Scheme in relation to the taxation and governance of the Foreign Pension Scheme and all notifications and approvals given to the Foreign Pension Schemes by any relevant tax or governance authority.

(k) In relation to the U.K. Pension Schemes only, all material details have been given to the Purchasers including: (A) a copy of each notification made to the Pensions Regulator; (B) a copy of all communications with the Pensions Regulator regarding the funding of the U.K. Pension Schemes; (C) a copy of the Schedule of Contributions and any documents setting out details of extraordinary contributions to the U.K. Pension Schemes; (D) a copy of the statement of funding principles in respect of the U.K. Pension Schemes; and (E) a copy of recovery plans in respect of the U.K. Pensions Schemes.

(l) All material details of the Life Schemes have been given to the Purchasers, including: (A) a copy of each agreement, deed and all rules presently governing or relating to the Life Schemes; (B) insurance policies in place; and (C) schedule confirming payment of all premiums which have fallen due for payment up to the Closing Date.

(m) No discretion or power has been exercised under the Foreign Pension Schemes (other than any State Pension Schemes) in respect of Pensionable Employees (or request made for a discretion or power to be exercised) to: (A) augment benefits; (B) admit to membership a person who would not otherwise have been eligible for admission to membership; (C) provide a benefit that would not otherwise be provided; or (D) pay a contribution that would not otherwise have been paid.

(n) Each benefit (except a refund of contributions) payable under the Foreign Pension Schemes (other than any State Pension Schemes) on the death of a member of the Foreign Pension Schemes or during periods of sickness or disability of the member is fully insured.

(o) No plan, proposal or intention by any of the Foreign Subsidiaries to amend, discontinue (in whole or in part) or exercise a discretion in relation to the Foreign Pension Schemes (other than any State Pension Schemes) has been communicated to a Pensionable Employee who is a member of the Foreign Pension Schemes.

(p) No increase has been made to the remuneration that is pensionable under the Foreign Pension Schemes (other than any State Pension Schemes) of a Pensionable Employee who is or was a member of the Foreign Pension Schemes since the date on which the current administrative year of the Foreign Pension Schemes started that exceeds (where appropriate) the rate of increase assumed for the purposes of the most recent actuarial valuation.

(q) Other than as provided in the governing documents presently applicable to the Foreign Pension Schemes (other than any State Pension Scheme), no Foreign Subsidiaries have indemnified the Trustees or anyone else against any liabilities of any nature in connection with any Foreign Pension Scheme.

(r) As of the date of this Agreement, to the Knowledge of Sellers, with respect to the Defined Benefit Schemes and each other Foreign Pension Scheme which is a defined benefit scheme under applicable local law (other than any State Pension Scheme): (A)

the information supplied by the applicable Foreign Subsidiaries or any of the Company’s Subsidiaries to the actuary for use in preparing the valuation, if any, and any supplementary actuarial advice was complete and accurate in all material respects; (B) since the date of such valuation, if any, there are no factors, other than the general economic impact on the value of assets from June 1, 2008 to the Closing Date and exchange rate fluctuations in the same period, which have caused or contributed to any substantial deterioration in the level of funding of the Foreign Pension Scheme and where such deterioration is material it has been brought to the attention of the Purchasers; (C) Pensionable Salaries have not increased at a rate greater than the rate of future increase in Pensionable Salaries assumed for the purpose of the valuation; (D) the rate at which contributions to the Foreign Pension Schemes are payable and the basis on which they are calculated and whether they are paid in advance or in arrears have been provided to Purchasers; (E) since the effective date of the most recent actuarial valuation, contributions have been paid to the Foreign Pension Schemes at the rate and at the times recommended by the actuary, and in all other respects in accordance with the terms of the Foreign Pension Schemes; (F) the assets of the Foreign Pension Schemes are sufficient to fund the benefits in payment and those prospectively or contingently payable under the Foreign Pension Schemes in respect of Pensionable Service completed or credited to the Closing Date (making proper allowance insofar as the provision of any pension is concerned for projected future increases in salary and for discretionary increases in pensions which might reasonably be expected to be granted taking account of the past practice of the trustees of the Foreign Pension Schemes) on the actuarial bases and in accordance with the actuarial assumptions in the most recent actuarial valuations for the Foreign Pension Schemes; (G) there is no funding proposal in place or required under local law or affecting the Irish DB Schemes; and (H) the Trustees have not exercised their powers (if any) under the Foreign Pension Schemes documentation to demand additional funding from the employers or any Foreign Subsidiary  above the annual employer contribution rate set out in the most recent actuarial valuation report applicable to the Foreign Pension Schemes.

(s) Under, in respect of or relating to any Foreign Pension Scheme: (A) no actions suits or claims (other than routine claims for benefits) have been made and are not resolved or are pending by or against the Trustees or any Foreign Subsidiary participating in any Foreign Pension Scheme; (B) there is no unresolved dispute about benefits payable; (C) no unresolved complaint or report has ever been made to any applicable local pensions board, regulator or ombudsman which governs the conduct of the Foreign Pension Schemes and their Trustees (other than routine registration and returns); and (D) there are no circumstances which might give rise to any such action, suit, claim or dispute; provided, that the representations in clauses (B) and (C) of this Section 4.13(s) shall not apply to any State Pension Scheme.

(t) With respect to the U.K. Pension Schemes only, as of the date of this Agreement, to the Knowledge of Sellers: (A) there are no grounds upon which the Pensions Regulator may decide to impose a Contribution Notice on any group company or any employee or officer of such companies; and (B) there are no circumstances that have arisen in the last 12 months pursuant to which the Pensions Regulator could reasonably issue a Financial Support Direction affecting the Company or any of its Subsidiaries.

(u) In relation to each U.K. DB Schemes no relevant event (as defined in section 75(6)(A) of the U.K. Pensions Act 1995) has occurred in relation to any employer or former employer that has ever participated in the U.K. DB Schemes.

(v) No European Pension Scheme is a cross-border scheme and there is no requirement for the benefits of any member to be funded on the statutory basis required for cross-border schemes.

(w) All information about every Foreign Pension Scheme and their members which has been supplied to Purchasers or their advisers is true, complete, accurate and up-to-date in all material respects and contains no material omission.

4.14 Labor Matters.  Except as set forth in Schedule 4.14:

(a) No Seller or Foreign Subsidiary is a party to any Collective Bargaining Agreement or agreement with works council or has any collective bargaining relationship with any union, labor organization, works council or other similar employee representative;

(b) Each Seller or Foreign Subsidiary is in compliance in all material respects with all Laws relating to employment, employment practices, health and safety and the employment of labor.  There are no pending or unremedied material grievances or pending or unremedied unfair or unlawful labor practices or other material employment-related Proceedings against any Seller or Foreign Subsidiary;

(c) No Seller or Foreign Subsidiary has within the last three years received written notice of any representation proceeding or unfair labor practice charge or complaint against it before the National Labor Relations Board or any similar Governmental Authority and no Seller or Foreign Subsidiary has received written notice of any threatened unfair labor practice charge or complaint or representation proceeding before the National Labor Relations Board or other Governmental Authority; no union organizing or decertification activity has occurred within the last three years and no material union organizing or decertification activity is underway or threatened;

(d) As of the date of this Agreement, there is no labor strike, slowdown, work stoppage or other material labor dispute pending or, to the Knowledge of Sellers, threatened against any Seller or Foreign Subsidiary;

(e) No Seller or Foreign Subsidiary has within the last three years experienced any labor strike, slowdown, work stoppage or other material labor dispute, or been a party to any Proceeding before the National Labor Relations Board or other Governmental Authority involving any issues for the three years prior to the date hereof or been a party to any arbitration proceeding arising out of or under any Collective Bargaining Agreement for the three years prior to the date hereof;

(f) No Seller or Foreign Subsidiary has within the last three years received written notice of any employment-related Proceeding against any Seller or Foreign Subsidiary before the Equal Employment Opportunity Commission or the Department of Labor or any other Governmental Authority;

(g) With respect to this transaction, any notice required under any Law or Collective Bargaining Agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied.  No Seller has announced, commenced consultation about or implemented any plant closing or mass layoff of employees that implicates the Worker Adjustment and Refraining Notification Act of 1988, as amended or any similar state, local or foreign Laws (collectively, the “WARN Act”);

(h) No Seller or Foreign Subsidiary has in the last three years entered into a redundancy program or severance arrangement; and

(i) The French Subsidiaries have validly implemented applicable Laws and regulations regarding the 35-hour workweek, have complied and comply in all material respect with procedure set forth by applicable Laws and regulations in that respect.

4.15 Personnel Matters.  As of the date of this Agreement, to the Knowledge of Sellers, no key executive employee and no group of employees or independent contractors of any Seller or Foreign Subsidiary has any plans to terminate his, her or its employment or relationship with any Seller or Foreign Subsidiary.

4.16 Litigation, Orders.  Except as set forth on Schedule 4.16, (a) there are no Proceedings or Orders pending or threatened against any U.S. Operating Subsidiary or Foreign Subsidiary or pursuant to which any assets of any Seller or Foreign Subsidiary are subject, at law or in equity, in the United States or elsewhere, or before or by (or that could come before) any arbitrator or Governmental Authority (including any Proceedings with respect to the transactions contemplated by this Agreement), 4.17 nor have there been any Proceedings or Orders pending against or affecting any U.S. Operating Subsidiary or Foreign Subsidiary during the past three years and 4.18 no U.S. Operating Subsidiary or Foreign Subsidiary is subject to any grievance or arbitration Proceedings under any Collective Bargaining Agreement or otherwise.

4.17 Compliance with Law.

Except as set forth in Schedule 4.17:

(a) Each Seller and Foreign Subsidiary has, in all material respects, during the past three years, complied with and is in material compliance with, and is not in default in any material respect of, all applicable Laws and Orders of any Governmental Authority, including having obtained all material licenses, consents and approvals and the operation and use of the improvements constituting the Owned Real Property and the Leased Facilities.

(b) Each current and former officer, director, partner, agent and employee of Sellers and the Foreign Subsidiaries has, in all material respects, during the past three years, complied with and is in material compliance with, and is not in default in any material respect of, all applicable Laws and Orders of any Governmental Authority applicable to the Business, including having obtained all material licenses, consents and approvals.

4.18 Environmental Matters.

(a) The representations and warranties set forth in this Section 4.18 are the sole and exclusive representations and warranties of Sellers relating to environmental, health or safety matters, including, without limitation, matters arising under Environmental Laws.  Except as set forth on Schedule 4.18 each Seller and Foreign Subsidiary, with respect to the Facilities, has, in all material respects, complied with and is in material compliance with, all applicable

Environmental Laws (which includes obtaining and complying with in all material respects with all permits, licenses and other authorizations required to operate the Facilities  as currently operated pursuant to applicable Environmental Laws (“Environmental Permits”).

(b) Except as set forth on Schedule 4.18 neither any Seller, nor any Foreign Subsidiary has received written notice, report or other information regarding any actual or alleged material violation of applicable Environmental Laws, or any material Liabilities or potential material Liabilities, including any material investigatory, remedial or corrective obligations arising under applicable Environmental Laws, relating to any of their current or, as to the Foreign Subsidiaries, former Facilities, properties or assets.

(c) Except as set forth on Schedule 4.18, with respect to the assets of any Seller or Foreign Subsidiary, neither any Seller, nor any Foreign Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released, or exposed any Person to, any hazardous material, substance or waste or owned or operated any property or facility (and no such property or facility is contaminated by any hazardous material, substance or waste) as would reasonably be expected to give rise to any current or future material Liabilities, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any material investigatory, corrective or remedial obligations, pursuant to CERCLA or any other Environmental Law.

(d) With respect to the assets of any Seller or Foreign Subsidiary, neither any Seller, nor any Foreign Subsidiary has any material Liability with respect to the presence or alleged presence of asbestos or other hazardous materials in any product or item at or upon any property or facility.

(e) Sellers and Foreign Subsidiaries have provided to Purchasers all environmental audits and reports that were produced within the three years prior to the date hereof, and any other material environmental documents, in their possession or control relating to the Facilities of any Foreign Subsidiary, the Assumed Facility Leases and the Assumed Owned Real Property.

(f) Except in material compliance with applicable Environmental Laws or as otherwise disclosed on Schedule 4.18, none of the following exists at any of the Facilities: (1) underground storage tanks, (2) asbestos-containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, (4) landfills, surface impoundments, or disposal areas, or (5) drinking water wells, production water wells, or groundwater monitoring wells.

4.19 Affiliated Transactions.  Except as disclosed on Schedule 4.19 no Insider is a party to any agreement, contract, commitment or transaction with any Seller or Foreign Subsidiary or has any interest in the Acquired Assets or any property, real or personal or mixed, tangible or intangible of any Seller or Foreign Subsidiary.

4.20 Relationships with Customers and Suppliers.  Sellers have provided Purchasers with a true and accurate list of (i) the names and addresses of the top twenty customers of the

Business (on a consolidated basis) (by dollar volume of sales to such customers) and (b) a list of the names and addresses of the top twenty suppliers to the Business (on a consolidated basis) (by dollar volume of purchases from such suppliers), for the fiscal years ended within the last three years.  Except as set forth on Schedule 4.20 no Seller or Foreign Subsidiary has received any notice from any material customer or supplier to the effect that such customer or supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying or supplying as the case may be, materials, products or services from or to the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

4.21 Product Warranty.  Each product manufactured, sold, leased, or delivered by any U.S. Operating Subsidiary or Foreign Subsidiary has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and no U.S. Operating Subsidiary or Foreign Subsidiary has any material Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the balance sheet dated as of September 28, 2008 included in the Latest 10-Q (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the U.S. Operating Subsidiaries and Foreign Subsidiaries.

4.22 Product Liability.  No U.S. Operating Subsidiary or Foreign Subsidiary has any material Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any material Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by the Business.

4.23 No Illegal Payments.  No Seller or Foreign Subsidiary or, to the Sellers’ Knowledge, any directors or officers, agents or employees of any Seller or Foreign Subsidiary has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) as if FCPA applied to any of such Persons; or (c) made any payment in the nature of criminal bribery.

4.24 Brokers.  Except as set forth on Schedule 4.24 no Seller or Foreign Subsidiary has incurred any Liability to any broker, finder or agent with respect to the payment of any commission regarding the consummation of the transactions contemplated hereby.

4.25 Bank Accounts Schedule.  Schedule 4.25 lists all bank accounts, safety deposit boxes and lock boxes for each U.S. Operating Subsidiary or Foreign Subsidiary, for which Sellers have separately provided to Purchasers a list of each authorized signatory with respect thereto.

4.26 Books and Records.  Each Seller and Foreign Subsidiary has kept duly made up all requisite books of account (in accordance with good accounting principles), minute books, registers and financial and other records (“Records”).  All Records: (a) have, in all material respects, been fully, properly and accurately kept and completed in accordance with normal business practice and good accounting principles and comply with all applicable requirements and standards; (b) do not contain any material inaccuracies or discrepancies; and (c) give and reflect, in all material respects, a correct view of its trading transactions, and its financial, contractual and trading position (and no notice or allegation that any of them is inaccurate or should be rectified has been received or made), and the Records and all other material deeds and documents (including title deeds and material documents), belonging to or which ought to be in the possession of each Seller and Foreign Subsidiary are in its possession.  The register of members and other statutory books of each Seller and Foreign Subsidiary have been properly kept and contain an accurate and complete record of the matters with which they should deal.  The minute books of directors’ meetings and of shareholders’ meetings of each Seller and Foreign Subsidiary respectively contain full and accurate records of all resolutions passed by the directors and the shareholders respectively of that company and no resolutions have been passed by either the directors or the shareholders of the relevant company which are not recorded in the relevant minute books.

4.27 Forecast.  Concurrently with the execution of this Agreement, and as a condition to the willingness of Purchasers to enter into this Agreement, Sellers have provided Purchasers monthly forecasts (the “Baseline Forecast”, attached hereto as Exhibit G) of Consolidated EBITDA for the twelve months ended December 31, 2009, prepared in good faith based on all actual and expected events Known to Sellers as of the date hereof that could reasonably be expected to affect such forecast and consistent with the principles and methodologies set forth in the definition of “Consolidated EBITDA”.

4.28 No Other Representations or Warranties; Disclosure Schedules.  Except for the representations and warranties specifically contained in this Agreement, including the representations and warranties set forth in this Article IV (as modified by the Schedules hereto), neither Sellers nor any other Person makes (and Purchasers are not relying upon) any other express or implied representation or warranty with respect to Sellers, the Foreign Subsidiaries, the Business, the Acquired Assets (including, without limitation, the value, condition or use of any Acquired Assets), or the Assumed Obligations, and Sellers expressly disclaim any other representations or warranties, whether made by Sellers, any Foreign Subsidiary, any Affiliate of Sellers or any of their respective officers, directors, employees, agents or representatives.  Except for the representations and warranties specifically contained in this Agreement, including the representations and warranties expressly set forth in this Article IV (as modified by the Disclosure Schedules), each Seller (i) expressly disclaims and negates any representation or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Acquired Assets (including, without limitation, any implied or expressed warranty of title, merchantability or fitness for a particular or ordinary purpose, or of the probable success or profitability of the ownership, use or operation of the Business and the Acquired Assets by Purchasers after the Closing), and (ii) disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to each Purchaser or its Affiliates or representatives (including, without limitation, any opinion, information, projection or advice that may have been or may be provided to any Purchaser by any director, officer, employee, agent, consultant or representative of any Seller, Foreign Subsidiary or any of their Affiliates).  The disclosure of any matter or item in any Disclosure Schedule shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would result in a Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Purchasers jointly and severally represent and warrant to Sellers that the statements contained in this Article V are correct and complete as of the date of this Agreement.

5.1 Organization.  Each Purchaser is a legal entity validly existing and in good standing under the laws of its jurisdiction of organization and has the full power and authority to execute, deliver and perform this Agreement and to consummate all transactions contemplated hereby.

5.2 Authority.  The execution, delivery and performance by each Purchaser of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of each Purchaser and do not and will not violate any provisions of their respective organizational documents, any applicable Law or any contract or Order binding upon such Purchaser.  This Agreement and the other Transaction Documents to which each Purchaser is or will be a party constitute valid and binding agreements of such Purchaser, enforceable against each Purchaser in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally from time to time in effect, and to general equitable principles.

5.3 Consents.  Assuming receipt of the consents required to be delivered pursuant to Sections 7.1(a), 7.1(c), 7.2(f), 7.2(g) and 7.2(h), no notice to, filing with, authorization of, exemption by, or consent (other than the approval of the Bankruptcy Court, under the HSR Act and any required competition filings with foreign Governmental Authorities) of any Person is required in order for Purchasers to consummate the transactions contemplated hereby.

5.4 Revolver Backstop Letter.  The Equity Sponsors have delivered to Sellers a letter substantially in the form of Exhibit H (the “Revolver Backstop Letter”).

5.5 Condition of the Business.  Notwithstanding anything contained in this Agreement to the contrary, Purchasers acknowledge and agree that Sellers are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Sellers in this Agreement, including the representations and warranties set forth in Article IV hereof (as amended, supplemented and modified by the Disclosure Schedules to the extent permitted hereunder).  Any claims any Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Sellers set forth in this Agreement, including the representations and warranties set forth in Article IV hereof (as modified by the Disclosure Schedules as supplemented or amended).  Purchasers further represent that neither Sellers, any Foreign Subsidiary nor any of their Affiliates nor any other

Person has made, and Purchaser is not relying upon, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Sellers, the Foreign Subsidiaries, the Business or the transactions contemplated by this Agreement that is not expressly set forth in this Agreement.  Purchasers represent that they are sophisticated entities that were advised by knowledgeable counsel and financial and other advisors and hereby acknowledge that they have conducted to their satisfaction, their own independent investigation and analysis of the Business (and its financial condition), the Foreign Subsidiaries, the Acquired Assets and the Assumed Obligations and, in making the determination to proceed with the transactions contemplated by this Agreement, Purchasers have relied solely on the results of their own independent investigation and the express representations set forth in this Agreement.  In addition, Purchasers have conducted their own independent review of all orders of, and all motions, pleadings and other submissions to, the Bankruptcy Court in connection with the Chapter 11 Cases.  Notwithstanding any right of Purchasers to fully to investigate the affairs of Sellers and their Affiliates, and notwithstanding any knowledge of facts determined or determinable by Purchasers pursuant to such investigation or right of investigation, subject to Section 10.1, Purchasers have the right to rely fully upon the representations and warranties of the Sellers contained herein and in the Exhibits and Schedules or in any other Transaction Document.

ARTICLE VI

PRE-CLOSING COVENANTS

6.1 Consents and Approvals.

(a) Consents.  Sellers shall, at their sole cost and expense, use commercially reasonable efforts (i) to obtain those necessary third-party consents and approvals reasonably requested by any Purchaser to consummate the purchase and sale of the Acquired Assets and the assignment of the Assumed Obligations, together with any other necessary consents and approvals (including all Environmental Permits) to consummate the transactions contemplated hereby, including obtaining the Bidding Procedures Order and Sale Order, (ii) to make, as reasonably requested by any Purchaser, all filings, applications, statements and reports to all authorities that are required to be made prior to the Closing Date by or on behalf of Sellers or any of their Affiliates pursuant to any applicable Law in connection with this Agreement and the transactions contemplated hereby and (iii) to obtain, as reasonably requested by any Purchaser, all required consents and approvals (if any) necessary to assign and transfer Sellers’ Permits (including all Environmental Permits) to the applicable Purchaser at Closing and, to the extent that one or more of Sellers’ Permits (including all Environmental Permits) are not transferable, to assist Purchasers in obtaining replacements therefor.  In the event that certain of Sellers’ Permits (including all Environmental Permits), or any Contract or other license or agreement necessary for the operation of the Business, are not transferable or replacements therefor are not obtainable on or before the Closing, but such Permits, Contracts or other agreements are obtainable after the Closing, Sellers shall continue to use such commercially reasonable efforts in cooperation with Purchasers after the Closing as may be required to obtain all required consents and approvals to transfer, or obtain replacements for, such Permits, Contracts or other agreements after Closing and shall do all things necessary to give applicable Purchaser the benefits that would be obtained under such Permits, Contracts or other agreements, in each case at Sellers’ sole cost and expense.  Purchasers shall give any other notices to, make any other filings with, and use commercially reasonable efforts to cooperate with Sellers to obtain, any other authorizations, consents and approvals in connection with the matters contemplated by this Section 6.1(a).

(b) Antitrust Filings.  In connection with and without limiting Section 6.1(a) the parties shall (i) file as soon as practicable after the date hereof with the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) the notification and report form (the “HSR Filing”) if required under the HSR Act, (ii) promptly provide all information requested by any Governmental Authority in connection with this Agreement or any of the transactions contemplated hereby, (iii) promptly take, and cause each of their respective Affiliates to take all action and steps reasonably necessary to obtain any antitrust clearance required to be obtained from the FTC, the Antitrust Division, any state attorney general, any foreign competition authority or any other Governmental Authority in connection with this Agreement or any of the transactions contemplated hereby and (iv) duly make all notifications and other filings required (together with the HSR Filing, the “Antitrust Filings”) under any other applicable competition, merger control, antitrust or similar Law that the parties deem advisable or appropriate, in each case with respect to the transactions contemplated by this Agreement and as promptly as practicable; provided, that (x) no Purchaser shall be required to commence or defend any Proceeding or to divest, dispose of or hold separate any assets or any business to secure HSR Act clearance or consents, approvals or waivers and (ii) no Seller or Foreign Subsidiary shall agree to any divesture or disposal of any assets or enter into any agreement with the FTC or any other Governmental Authority regarding HSR Act clearance or consents or approvals under any similar foreign Law without the prior written consent of Purchasers.  The Antitrust Filings shall be in substantial compliance with the requirements of the HSR Act or other Laws, as applicable.

(c) Cooperation.  Each party shall, subject to applicable Law and except as prohibited by any applicable representative of any applicable Governmental Authority; (i) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority relating to this Agreement and permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and written communications (and non-privileged memoranda setting forth the substance thereof) between them and its Affiliates and their respective representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to this Agreement.  Each party shall (x) respond as promptly as practicable under the circumstances to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Authority in connection with antitrust matters relating to this Agreement and (y) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party hereto.

(d) Further Cooperation and Assurances.  Each of the parties hereto shall cooperate with the other and execute and deliver to the other party hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by the other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.  Notwithstanding anything to the contrary in this Agreement, Purchasers shall have no obligation to seek or obtain the Debt Financing or otherwise cause the satisfaction of the condition set forth in Section 7.2(d).

6.2 Access to Information and Facilities.  Sellers agree that, prior to the Closing Date, Purchasers and Purchasers’ lender, if any, and their respective representatives shall, upon reasonable notice and so long as such access does not unreasonably interfere with the business operations of any Seller or Foreign Subsidiary, have reasonable access during normal business hours to all of the officers, employees, accountants, Contracts and commitments of the Sellers and Foreign Subsidiaries and the Facilities and shall be entitled to make such reasonable investigation of the properties, businesses and operations of any Seller or Foreign Subsidiary (including investigating and consulting with the customers and suppliers of any Seller or Foreign Subsidiary and conducting of a physical inventory of the Inventory) and such examination of the Books and Records and financial condition of the U.S. Operating Subsidiaries and Foreign Subsidiaries as it reasonably requests and to make extracts and copies to the extent necessary of such Books and Records; provided, that no investigation pursuant to this Section 6.2 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated by this Agreement.  Such access shall be subject to any existing confidentiality agreements.  Purchasers, their lenders, if any, and their representatives (a) shall not be entitled to access any information, the disclosure of which would violate applicable Law and (b) shall, at Sellers’ request, enter into any reasonable arrangements with Sellers intended to maintain the privilege of any information containing privileged communications.

6.3 Conduct of the Business Pending the Closing.  Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchasers or except as described on Schedule 6.3, from the date hereof until the Closing Date, Sellers and the Foreign Subsidiaries:

(a) shall not sell, transfer, abandon, permit to lapse or otherwise dispose of any of the assets of such Seller or Foreign Subsidiary (including any Permitted Disposition) except (i) Excluded Assets and (ii) the sale of equipment not in excess of ₤100,000 individually or ₤500,000 in the aggregate and Inventory, in each case, in the Ordinary Course of Business;

(b) shall conduct the Business in the Ordinary Course of Business (including payment of accounts payable, purchasing and maintaining appropriate levels of Inventory, performing all maintenance and repairs consistent with past practice, making authorized capital expenditures and collecting accounts receivable);

(c) shall pay all amounts of fees, costs and expenses outstanding to the U.K. Trustees and advisers to the U.K. Trustees as of immediately prior to Closing;

(d) shall not authorize, declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities) other than to another Seller or Foreign Subsidiary;

(e) shall not reclassify, combine, split, subdivide, redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or membership interests, or make any other change with respect to its capital structure;

(f) shall not issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in any Seller or Foreign Subsidiary or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan;

(g) shall use commercially reasonable efforts (taking into account the condition of the Business and the transactions contemplated by this Agreement) to preserve intact the Business, to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations;

(h) shall not, directly or indirectly, cause or permit any state of affairs, action or omission that constitutes, or could lead to, a Material Adverse Effect;

(i) shall not (i) grant or announce any stock option, equity or incentive awards or the increase in the salaries, bonuses or other compensation and benefits payable by any Seller to any of the employees, directors or other service providers of the Business; (ii) hire any new management employees to the Business, (iii) pay or agree to pay any pension, retirement allowance, retention, termination or severance pay, bonus or other employee benefit (including the amounts included in the Disclosed Severance Agreements or the Retention Agreements) not required by any existing Employee Benefit Plan to any employee, director or other service provider of the Business, whether past or present, (iv) enter into or amend any management contracts of employment or any management consulting, bonus, severance, retention, retirement or similar agreement (including the Disclosed Severance Agreements and the Retention Agreements prior to the payment dates in accordance with their respective terms), or (v) except as required to ensure that any Employee Benefit Plan is not then out of compliance with applicable Law, enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing, Employee Benefit Plan or any Collective Bargaining Agreement, Foreign Pension Scheme or Foreign Employee Benefit Plan;

(j) shall not change in any material respects any financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(k) shall not adopt any amendments to its articles of incorporation or bylaws or similar applicable charter documents;

(l) shall not create any new Subsidiary;

(m) shall not incur, assume, guarantee, prepay or otherwise become liable for, or modify in any material respect the terms of, any Indebtedness or incur Contingent Obligations and not to sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets, license or otherwise), any material portion of its or its Affiliates’ properties or assets, including the capital stock or other equity interest of Foreign Subsidiaries, other than (i) pursuant to existing agreements in effect prior to the execution of this Agreement, (ii) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (iii) dispositions of obsolete equipment in the Ordinary Course of Business;

(n) shall not fail to pay any Tax (other than Taxes disputed in good faith) when it becomes due and payable;

(o) shall not modify, amend, terminate or waive any rights under any Material Contract, or any Contract that would be a Material Contract if in effect on the date of this Agreement, in any material respect in a manner which is adverse to any Seller or Foreign Subsidiary;

(p) shall not enter into any Material Contracts other than in the Ordinary Course of Business consistent with past practice;

(q) shall not enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Insider of such Seller or Foreign Subsidiary;

(r) shall not enter into any new line of business or discontinue any line of business;

(s) (i) shall not settle, pay or discharge, any claim, Liability,  obligation litigation, investigation, arbitration or Proceeding against such Person, except in the Ordinary Course of Business not in excess of $50,000 individually or $200,000 in the aggregate, excluding any amounts which may be paid under existing insurance policies and (ii) shall not waive its rights to, discharge, settle or satisfy any claim, Liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the Ordinary Course of Business;

(t) shall not (i) take, or fail to take, any action that could reasonably be expected to result in, any loss, lapse, abandonment, invalidity or unenforceability of any material Intellectual Property; or (ii) enter into any agreement with any other person that materially limits or restricts the ability of any Seller or Foreign Subsidiary to conduct certain activities or use certain assets (including any Intellectual Property);

(u) shall make the capital expenditures with respect to the commitments on Schedule 6.3(u) in the period specified in Schedule 6.3(u);

(v) shall not authorize, or make any commitment with respect thereto, any capital expenditure in excess of $100,000 individually or $300,000 in the aggregate or as set forth on Schedule 6.3(u);

(w) shall make the expenditures with respect to (i) the planned closure of the Madrid facility and related costs associated with the sale of real estate and assets and severance and other facility closure costs (the “Madrid Sale”), (ii) the sale or disposal of the plant, facilities, and real property in Brussels and severance and other facility closure costs (the “Brussels Sale”) and (iii) the work force reduction and related social plan costs and costs to close or downsize the pharmaceutical packaging business (the “Pharmaceutical Rationalization”);

(x) shall not fail to maintain in full force and effect material insurance policies covering any Seller or Foreign Subsidiary and their respective properties, assets and businesses in a form and amount consistent with past practice;

(y) shall not acquire (including by merger, consolidation, or acquisition of stock or assets) or make any investment in any interest in any corporation, partnership, limited liability company, association, trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization (including, a Governmental Entity), or any division thereof or any assets thereof;

(z) shall cause the Other U.S. Subsidiaries to not engage in any transaction related to the Business; and

(aa) shall not agree, in writing or otherwise, or announce an intention, to take any of the foregoing actions.

6.4 Notification of Certain Matters.

(a) Sellers shall give notice to Purchasers of (i) the occurrence or nonoccurrence of any event that would be likely to cause either (A) any representation or warranty of Sellers contained in this Agreement, or in connection with the transactions contemplated hereunder, to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (B) directly or indirectly, any Material Adverse Effect, or (ii) any material failure of any Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.4(a) shall not (x) be deemed to amend or supplement any of the Disclosure Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty, covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) Purchasers shall give notice to Sellers of (i) the occurrence or nonoccurrence of any event that would be likely to cause any representation or warranty of Purchasers contained in this Agreement, or in connection with the transactions contemplated hereunder, to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (ii) any material failure of any Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.4(b) shall not (x) be deemed to amend or supplement any of the Disclosure Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(c) Sellers shall add Purchasers, and Purchasers’ counsel, to Sellers’ so-called “Rule 2002 notice list” and otherwise provide notice to Purchasers of all matters that are required to be served on Sellers’ creditors pursuant to the Bankruptcy Code and Rules.

(d) Within 30 days after the end of each monthly accounting period, the Company shall provide to Purchasers, unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for such monthly period (as well as unaudited consolidated statements of income of the Company and its Subsidiaries for the period from the beginning of the fiscal year to the end of such month) and unaudited consolidated balance sheets of the Company and its Subsidiaries as of the end of such monthly period (and such financial statements shall set forth in each case comparisons to the Company’s and its Subsidiaries’ corresponding period in the preceding fiscal year).  Such financial statements shall be prepared in accordance with generally accepted accounting principles, consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments.

(e) At least five business days prior to the Closing Date, Sellers shall deliver to Purchasers an updated monthly forecast of Consolidated EBITDA for the twelve months ended December 31, 2009, prepared in good faith based on all actual and expected events then known to Sellers that could affect such forecast and consistent with the principles and methodologies (and, to the extent reasonably believed by the Seller to be reasonable in view of such actual and expected events, assumptions) applied in the Baseline Forecast.

6.5 Bankruptcy Actions.

(a) As soon as practicable after the execution of this Agreement and the DIP Facility (and in no event later than one (1) business day thereafter), Sellers shall (i) make all filings necessary to commence the Chapter 11 Cases in the Bankruptcy Court, (ii) file and serve a motion (together with supporting papers) and with proper notice thereof on interested parties as required by the Bankruptcy Code and Rules seeking entry of the Bidding Procedures Order, and (iii) seeking a hearing (the “Bidding Procedures Hearing”) in the Bankruptcy Court to approve such motion (with shortened notice if necessary) no later than the fourteenth (14th) day from the Commencement Date.

(b) The motion requesting approval of the Bidding Procedures Order identified above also will ask the Bankruptcy Court to approve the transaction contemplated hereby (“Sale Motion”), which motion shall seek the Bankruptcy Court’s approval of this Agreement, Sellers’ performance under this Agreement and the assumption and the assignment of the Assumed Executory Contracts, which shall indicate that at least three days after the entry of the Bidding Procedures Order Sellers will file with the Bankruptcy Court and serve on the contract counterparty an exhibit thereto which shall include the amounts necessary to cure defaults under each of such Assumed Executory Contracts, and shall request that the applicable Purchaser’s promise to perform following the Closing obligations under the Assumed Executory Contracts constitutes the only required adequate assurance of future performance required pursuant to Section 365(f)(2) of the Bankruptcy Code.

(c) Sellers shall use their commercially reasonable efforts to: (i) obtain entry of the Bidding Procedures Order at the Bidding Procedures Hearing and, in any case, no later than the fourteenth (14th) day following the Commencement Date, (ii) ensure that Bids are due no later than the thirty-ninth (39th) day following the entry of the Bidding Procedures Order, (iii) ensure that the Auction (to the extent required by the Bankruptcy Court), during which Sellers will solicit qualified bids (“Qualified Bids”) from other prospective purchasers (collectively, “Qualified Bidders”) for the sale of all or substantially all of the Acquired Assets in accordance with the procedures set forth in the Bidding Procedures Order, shall be held and closed no later than the fourth (4th) day following the date Bids are due, (iv) obtain entry of the Sale Order by no later than the-second (2nd) day following the date on which the Auction is closed and (v) consummate the Closing as soon as practicable after the approval of the Sale Order and no later than eleven (11) days following the approval of the Sale Order.

(d) In the event any of the dates described in clauses (a) through (c) above falls on a Saturday, Sunday or legal holiday, the applicable period shall run until the end of the next day which is not one of the aforementioned days.

(e) Sellers will provide Purchasers with a reasonable opportunity to review and comment upon all motions, applications, petitions, schedules and supporting papers prepared by Sellers and relating to the transactions contemplated by this Agreement prior to the filing thereof.

(f) Sellers agree that they will promptly take such actions as are reasonably requested by Purchasers to assist in obtaining entry of the Sale Order and the Bidding Procedures Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of providing necessary assurances of performance by Sellers of their obligations under this Agreement and the Transaction Documents and demonstrating that Purchasers are good faith buyers under Section 363(m) of the Bankruptcy Code.

6.6 Exclusivity; No Solicitation of Transactions; Acquisition Proposal.  From the date of this Agreement until the entry of the Bidding Procedures Order, no member of the Company Group shall, directly or indirectly, (i) solicit or participate in negotiations or discussions regarding any Acquisition Proposal, regardless of whether such offer was unsolicited, or furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Purchasers and their respective Affiliates) to do or seek to do any of the foregoing, (ii) provide any due diligence materials or other confidential material regarding any member of the Company Group, (iii) execute an agreement with respect to an Acquisition Proposal, or (iv) except as provided in this Agreement, seek or support Bankruptcy Court approval of a motion or Order inconsistent in any way with the transactions contemplated in this Agreement; provided that, (a) the Company may continue to grant access to the Data Room to those Persons having access thereto as of immediately prior to the date hereof and (b) the Company’s financial advisors may, during such period, make outbound calls and accept inbound calls solely with respect to the negotiation and execution of confidentiality agreements with any Person interested in making an Acquisition Proposal.  In the event any member of the Company Group or any of their representatives receives an Acquisition Proposal or enters into a confidentiality agreement with any Person interested in making an Acquisition Proposal prior to the entry of the Sale Order, the Sellers will promptly notify Purchasers thereof (including the name of the Person making such Acquisition Proposal or entering into such confidentiality agreement and delivery of a copy thereof).  Sellers shall in no event disclose any Intellectual Property or other unique information or material to any Person who, directly or indirectly (through an Affiliate or otherwise), competes, has competed or proposes to compete with the Business, unless (x) such party has entered into a confidentiality agreement with Sellers at least as restrictive on such Person as the confidentiality agreement entered into by Affiliates of Purchasers with the Company and (y) Purchasers are provided with a copy of or access to such information or materials.

6.7 Taxes.

(a) On or prior to the Closing, Sellers shall pay all sales taxes, use taxes, payroll taxes, and Taxes which are due and owing with respect to the Acquired Assets and attributable to tax periods or portions thereof prior to the Closing; provided however, that the Company shall not be obligated to pay any such Tax that is disputed in good faith by the Company and each Foreign Subsidiary shall not be obligated to pay such Tax that is disputed in good faith by each Foreign Subsidiary as long as appropriate reserves have been established in accordance with the accounting standards under which the respective entity prepares its financial statement.

(b) Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use or other Taxes and recording charges due and which may be payable by reason of the sale (including any stamp duty payable on the bought and sold notes in respect of the securities of CAPL being acquired) of the Acquired Assets or the assumption of the Assumed Obligations under this Agreement or the transactions contemplated herein and that are not exempt under Section 1146(c) of the Bankruptcy Code shall be borne and timely paid by Sellers; provided, that Sellers shall not owe or pay any such taxes or any other items described in this Section 6.7(b) if and to the extent that such taxes or items have been included in Unpaid Taxes and have therefore reduced Purchase Price.  Any taxes or items included in Unpaid Taxes as described in the preceding sentence shall be timely paid by Purchasers.

(c) All tax-sharing agreements or similar agreements with respect to or involving any Seller, on the one hand, and any Foreign Subsidiary, on the other, shall, to the extent permitted by applicable Law, be terminated as of the Closing Date and, on and after the Closing Date, the Purchasers shall not be bound thereby or have any liability thereunder.

(d) Purchasers and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Sellers agree (A) to retain all books and records that are listed as Excluded Assets under Section 2.2 hereof with respect to Tax matters relating to any taxable period beginning before the Closing Date until the business affairs of Sellers are wound-up.  Each party agrees to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Sellers or Purchasers, as the case may be, shall allow the other party to take possession of such books and records.

6.8 Collective Bargaining Agreements.  Sellers shall use commercially reasonable efforts to cause (a) the signatory employer to the 119B CBA to enter into an amendment (the “119B CBA Amendment”) to the 119B CBA, pursuant to which all obligations of the signatory employer to contribute to the Pension Plan of the Printers League-Graphic Communications International Union Local 119B, New York Pension Fund shall cease and shall not transfer to Purchaser, such amendment to become effective as of and contingent upon, the occurrence of the Closing, and (b) the signatory employer to the 51-23M CBA to enter into an amendment (the “51-23M CBA Amendment”) to the 51-23M CBA, pursuant to which (i) all obligations of the signatory employer to contribute to the Pressroom Unions’ Pension Plan shall cease and shall not transfer to Purchaser, such amendment to become effective as of and contingent upon, the occurrence of the Closing, and (ii) Part XII of the 51-23M CBA, which provides for liquidated damages equal to six months pay for all employees, if any, “adversely affected” by the transfer in ownership if there is a failure to provide notice of certain events to such union, shall be waived for purposes of this Transaction.  Purchasers will reasonably cooperate with Sellers in regards to this obligation.

6.9 Pension Actions.  Purchasers shall use commercially reasonable efforts to cause (i) the applicable U.K. Trustee to execute and deliver the Memoranda of Understanding and (ii) to obtain clearance that the matters contemplated in this Agreement and the Memoranda of Understanding will not lead to the Pensions Regulator exercising his powers under sections 38 to 51 of the UK Pensions Act, each in a form substantially similar the drafts of such documents circulated by representatives of the Purchasers on December 11, 2008.

6.10 Financing Cooperation.  From the date of this Agreement until Closing, Sellers shall use commercially reasonable efforts to, and shall cause each of their Affiliates to, provide all cooperation reasonably requested by Purchasers in connection with obtaining the Debt Financing.

6.11 VEBA Administration.  Sellers shall take all actions as are necessary or advisable to obtain on behalf of the Chesapeake Corporation Welfare Benefit Trust Agreement (the “VEBA”) and the Chesapeake Corporation Post-Retirement Welfare Benefits Plan (the “Retiree Medical Plan”) such trustees, fiduciaries, administrators and other third-party service providers as may be necessary to administer the VEBA and the Retiree Medical Plan in accordance with the requirements of the Code, ERISA, and the terms of the VEBA and the Retiree Medical Plan until all benefits to which participants and beneficiaries thereunder are entitled have been paid and shall require such trustees, fiduciaries, administrators and other third-party service providers to require any Persons electing to receive coverage under the Retiree Medical Plan to release

Purchasers and their Affiliates from any obligation to provide COBRA coverage to such persons; provided, however, that the refusal of any such Person to provide such release, shall not constitute a breach of this Section 6.11 or any other covenant of Sellers under this Agreement.

6.12 Top-Hat Filings.  The Company shall file a statement (pursuant to 29 C.F.R. 2520.104-23) declaring that the Chesapeake Corporation Officers’ Deferred Compensation Program is a “top hat” plan with the Department of Labor under and according to the requirements of the Delinquent Filer Voluntary Compliance Program, and have paid any related penalties or other amounts in respect thereof.

6.13 Transition Services Agreement.  From the date of this Agreement until Closing, each of the Company and the U.S. Purchaser shall cooperate with the other to negotiate in good faith the terms of an agreement governing transition services to be provided by either or both of the Company or U.S. Purchaser after the Closing (such agreement, in its mutually agreed upon form, the ‘Transition Services Agreement”).

6.14 Intercompany Obligations.  Sellers agree to cooperate with Purchasers to alter the terms of any intercompany obligations of any Foreign Subsidiary owed to any Seller as of Closing, including, for the avoidance of doubt, waiving or capitalizing any amounts outstanding pursuant to such obligations.

6.15 Expenses.  On the day on which the Bidding Procedures Order is entered, Sellers shall pay (in cash) to or as directed by Purchasers (a) $503,440 in respect of unpaid Purchaser Expenses that accrued prior to the Commencement Date (the “Expense True-Up”), and (b) an Expense Deposit of $1,000,000.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to Parties’ Obligations.  The obligations of Purchasers and Sellers under this Agreement are, at the option of Purchasers and Sellers, respectively, subject to satisfaction of the following conditions precedent on or before the Closing Date:

(a) Required Approvals.  All authorizations, consents, filings and approvals necessary to permit the parties hereto to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance, reasonably satisfactory to the parties, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.  All terminations or expirations of waiting periods imposed (and any extension thereof) by any Governmental Authority necessary for the transactions contemplated under this Agreement (including those under the HSR Act or similar foreign statute or rule), if any, shall have occurred.

(b) No Order or Proceeding.  No Order shall be issued by and no Proceeding shall be pending before any Governmental Authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or involving a claim that consummation thereof would result in the violation of any Law of any Governmental Authority having appropriate jurisdiction.

(c) Bankruptcy Condition.  The Sale Order shall have been entered on the docket by the Clerk of the Bankruptcy Court.

7.2 Conditions to Purchasers’ Obligations.  The joint obligations of Purchasers under this Agreement are subject to satisfaction (or waiver by Purchasers) of the following conditions precedent on or before the Closing Date:

(a) Accuracy of Representations and Warranties.  Each of the representations and warranties of Sellers contained herein shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date (except for representations and warranties made as of a date specified in such representation and warranty, which shall be true and correct in all material respects as of that date) with the same force and effect as though made on and as of the Closing Date except that those representations and warranties that are qualified by materiality, Material Adverse Effect, or similar phrase shall be true and correct in all respects.

(b) Performance of Covenants.  Sellers shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Sellers on or prior to the Closing Date.

(c) Material Adverse Change.  There shall not have occurred a Material Adverse Change since September 28, 2008.

(d) Financing.  The parties to the Credit Facility shall have effected a restructuring of the Credit Facility and all indebtedness thereunder to provide exit financing (the “Debt Financing”) for the Purchasers in a manner and on terms and conditions that are acceptable to the Purchasers in their sole discretion, including repayments or compromises of obligations of members of the Company Group outstanding under the Credit Facility, modifications to the identities of the borrowers and guarantors under the Credit Facility and the security provided therefor, changes to the terms and conditions of borrowings remaining outstanding, or available for borrowing under, such Credit Facility, and all such other modifications as the Purchasers, in their sole discretion, deem necessary or appropriate, and the Credit Facility, as so modified, shall be in full force and effect and no default or event of default shall exist thereunder or result from the consummation of the transactions contemplated hereby (it being understood that the Purchasers retain the absolute right hereunder to reject any proposed restructuring of the Credit Facility for any reason or for no reason).

(e) U.K. Pensions.  The applicable U.K. Trustee shall have executed and delivered (in forms acceptable to the Purchasers) the Memoranda of Understanding and such Memoranda of Understanding shall not have been revoked, rescinded, materially modified or otherwise rendered ineffective.

(f) Clearance.  Clearance that the matters contemplated in this Agreement and the Memoranda of Understanding and with respect to the U.K. DB Schemes will not lead to the Pensions Regulator exercising his powers under sections 38 to 51 of the UK Pensions Act shall have been granted by the Pensions Regulator in a form acceptable to the Purchasers and such clearance shall remain in force.

(g) Required Consents.  Sellers shall have obtained the third-party and governmental consents set forth on Schedule 7.2(g) and provided evidence thereof to Purchasers.

(h) Collective Bargaining Agreements.  Sellers shall have caused the signatory employers to the 119B CBA and the 51-23M CBA to have executed and delivered the 119B CBA Amendment and the 51-23M CBA Amendment, respectively, in accordance with Section 6.8, and such agreements shall have been ratified (if required under relevant rules of the respective unions) and otherwise effective as to the Business as of and after the Closing Date, in which event the 119B CBA, as amended by the 119B CBA Amendment, and the 51-23M CBA, as amended by the 51-23M CBA Amendment, shall become Assumed Contracts.

(i) Closing Deliverables.  Sellers shall have delivered or procured delivery of the deliverables set forth in Section 3.3.

7.3 Conditions to Sellers’ Obligations.  The obligations of Sellers under this Agreement are subject to the satisfaction (or waiver by Sellers) of the following conditions precedent on or before the Closing Date:

(a) Accuracy of Representations and Warranties.  The representations and warranties of Purchasers contained herein shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date (except for representations and warranties made as of a date specified in such representation and warranty, which shall be true and correct in all material respects as of that date) with the same force and effect as though made by Purchasers on and as of the Closing Date, except those qualified by materiality shall be true and correct in all respects.

(b) Performance of Covenants.  Purchasers shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchasers on or prior to the Closing Date.

(c) Consideration.  Purchasers shall have delivered the payments specified in Section 3.2.

ARTICLE VIII

TERMINATION

8.1 Termination.  This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written agreement of Purchasers and Sellers;

(b) by either Purchasers or Sellers if there shall be in effect an Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, it being agreed that, the parties hereto shall promptly appeal any adverse determination that is appealable (and pursue such appeal with reasonable diligence);

(c) by either Purchasers or Sellers (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach or misrepresentation of any of the representations or warranties (other than as a result of an event, condition or development first occurring after the date of this Agreement) or a material breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within ten days following written notice to the party committing such breach or which breach, by its nature, cannot be cured prior to the Closing;

(d) by Purchasers (provided, that Purchasers are not then in material breach of any representation, warranty, covenant or other agreement contained herein) if one or more conditions set forth in Section 7.1 or Section 7.2 has not been or cannot be fulfilled or satisfied (as reasonably determined by the Purchasers, except for Section 7.2(d), which shall be determined in the sole discretion of Purchasers) prior to the date specified in such condition (if such condition specifies a date other than the Closing Date by which such condition must be satisfied);

(e) by Purchasers if any Seller (i) designates any Person other than the Purchasers as the successful bidder of the Auction, (ii) seeks or supports Bankruptcy Court approval of an Acquisition Proposal (other than to or by Purchasers) or (iii) executes and delivers an agreement or understanding of any kind with respect to an Acquisition Proposal;

(f) by Sellers (provided, that Sellers are not then in material breach of any representation, warranty, covenant or other agreement contained herein) if one or more conditions set forth in Section 7.1 or Section 7.3 has not been or cannot be fulfilled or satisfied (as reasonably determined by Sellers) prior to the date specified in such condition (if such condition specifies a date other than the Closing Date by which such condition must be satisfied); provided, that Sellers shall only be entitled to exercise their termination rights under this Section 8.1(f) if Purchasers have been selected as the winners of the Auction;

(g) by Purchasers or Sellers if (i) any Seller consummates an Acquisition Proposal with any Person other than Purchasers or (ii) the Bankruptcy Court enters an order approving any Acquisition Proposal (other than the sale of the Business and the Acquired Assets to Purchasers);

(h) by Purchasers if any Seller files (i) a chapter 7 case, (ii) a chapter 11 case contemplating the sale or retention of the Acquired Assets by the Sellers in any manner inconsistent with the terms of this Agreement or (iii) a chapter 11 case which converts to a chapter 7 case;

(i) by Purchasers as a result of (A) the failure of the Bankruptcy Court to have entered an order approving the Bidding Procedures Order by no later than the fourteenth (14th) day (or if such date is not a business day, the immediately following business day) following the Commencement Date (or such later date as the Purchasers may determine in their sole discretion), or (B) following the entry of the Bidding Procedures Order but prior to the entry of the Sale Order, the Bidding Procedures Order ceases to be in full force and effect, or is revoked, rescinded, vacated, materially modified, reversed or stayed or otherwise rendered ineffective by a court of competent jurisdiction;

(j) by Purchasers as a result of the failure of Sellers to require that Bids be due by no later than the thirty-ninth (39th) day following the entry of the Bidding Procedures Order (or such later date as the Purchasers may determine in their sole discretion);

(k) by Purchasers as a result of the failure of the Sellers to have held and closed the Auction by no later than the fourth (4th) day following the date that Bids are due (or such later date as the Purchasers may determine in their sole discretion);

(l) by Purchasers as a result of (A) the failure of the Bankruptcy Court to have entered an order approving the Sale Order by no later than the second (2nd) day (or if such date is not a business day, the immediately following business day) after the date the Auction is closed (or such later date as the Purchasers may determine in their sole discretion), or (B) following the entry of the order approving the Sale Order, the Sale Order ceases to be in full force and effect, or is revoked, rescinded, vacated, materially modified, reversed or stayed or otherwise rendered ineffective by a court of competent jurisdiction;

(m) by Purchasers on any day on or after eleven (11) days (or if such date is not a business day, the immediately following business day) following the entry of an order approving the Sale Order if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by Purchasers and Sellers in writing), unless the Closing has not occurred due to a material failure of Purchasers to perform or observe their respective agreements as set forth in this Agreement required to be performed on or before the Closing Date; provided, that if the sole reason Closing shall not have occurred is the failure to obtain all required approvals under Section 7.1(a), then the date on which Purchasers may terminate this Agreement pursuant to this Section 8.1(m) shall be extended by the lesser of 30 days or two business days after such approvals are obtained; and

(n) by Purchasers as a result of the failure of Sellers to have paid the Expense True-Up or Expense Deposit in accordance with Section 6.15, which failure to pay continues for 3 business days.

8.2 Breakup Fee and Expense Reimbursement.

(a) (x) If this Agreement is terminated by Purchasers pursuant to Section 8.1(e), 8.1(g), 8.1(i)(B), 8.1(j), 8.1(k) or 8.1(l), Sellers shall pay (in cash) to Purchasers on the earlier of (i) the date of closing of an Acquisition Proposal and (ii) 11 days following date the Auction is closed (or if no Auction is conducted and closed, 55 days after the entry of the Bidding Procedures Order), an aggregate breakup fee equal to $16,000,000 (the “Breakup Fee”) less the Expense Reimbursement payable in connection with such termination pursuant to Section 8.2(b), and (y) if this Agreement is terminated by Purchasers pursuant to Section 8.1(c) or 8.1(h), Sellers shall pay (in cash) to Purchasers on the date of such termination an amount equal to the Breakup Fee less the Expense Reimbursement payable in connection with such termination pursuant to Section 8.2(b), in each of clauses (x) and (y), with Sellers being jointly and severally liable for such payment; provided, that notwithstanding anything in this Agreement to the contrary, the Breakup Fee shall not be payable to Purchasers if this Agreement is terminated by Sellers pursuant to Section 8.1(c).

(b) If this Agreement is terminated pursuant to Section 8.1, Sellers shall immediately pay (in cash) to Purchasers an amount equal to (i) all Purchaser Expenses incurred from the Commencement Date to the date of such termination up to a maximum of $5,000,000, less (ii) the amount of the Expense Deposit provided to Purchasers, and plus (iii) any amount of the Expense True-Up that has not been paid pursuant to Section 6.15 (the “Expense Reimbursement”), with the Sellers being jointly and severally liable for such payment

(c) Subject to Section 10.11, in the event that this Agreement is terminated by Sellers pursuant to Section 8.1(c), Purchasers shall take any action reasonably requested by Sellers in order to effect the assignment (the “Purchaser Revolver Assignment”) in accordance with the terms of the Credit Facility, for no additional consideration, of the notes payable or other documentation representing the right to receive payments of principal and interest with respect to the Revolving Loan Commitment of their respective Affiliates in an aggregate amount of $24,796,365.48, to the Sellers as liquidated damages.

(d) Sellers’ obligation to pay the Breakup Fee and the Expense Reimbursement, and Purchasers’ obligation to deliver, or cause to be delivered, the Purchaser Revolver Assignment, pursuant to this Section 8.2 shall survive termination of this Agreement.  Any Expense Reimbursement that becomes payable under Section 8.2(b) shall constitute a superpriority claim with priority over (a) any and all administrative expenses of the kind specified in sections 503(b) and 507(b) of the Bankruptcy Code except for the secured or superpriority administrative expense claims of the DIP Lenders, the DIP Agent or the Carve-Out arising pursuant to the DIP Facility, any other of the DIP Documents or any DIP Financing Order and (b) secured claims and postpetition adequate protection claims of any of the Prepetition Secured Parties under the Credit Facility and the documents entered into in connection with the Credit Facility.  Any Breakup Fee that becomes payable as a result of Sellers having entered into a purchase agreement with one or more purchasers (other than Purchasers) with respect to the Acquired Assets on terms and conditions to which the DIP Lenders and each of the Prepetition Lenders have consented shall be payable upon closing of such transaction and shall be junior in priority to the secured or superpriority administrative expense claims of the DIP Lenders, DIP Agent or the Carve-Out arising pursuant to the DIP Facility, any other of the DIP Documents or any DIP Financing Order, and shall be senior in priority to any secured claims and postpetition adequate protection claims of any of the Prepetition Secured Parties arising under the Credit Facility and the documents entered into in connection with the Credit Facility.  Any Breakup Fee that becomes payable under any other circumstance set forth in Section 8.2(a)(x) or Section 8.2(a)(y) of the Agreement shall constitute a superpriority claim with priority over any and all administrative expenses of the kind specified in sections 503(b) and 507(b) of the Bankruptcy Code, except that such superpriority claim shall be junior in priority to (a) the secured or superpriority administrative expense claims of the DIP Lenders or DIP Agent arising pursuant to the DIP Facility, any other of the DIP Documents or any DIP Financing Order, (b) any secured claims and postpetition adequate protection claims of any of the Prepetition Secured Parties arising under the Credit Facility, the documents entered into in connection with the Credit Facility or any DIP Financing Order and (c) the Carve-Out.

8.3 Effect of Termination or Breach.  If this Agreement is terminated pursuant to Section 8.1 hereof, this Agreement shall become null and void and of no further force and effect, except for this Section 8.3 and Sections 8.2, 9.11, 10.1, 10.8, 10.9, 10.10, 10.12 and 10.14

hereof.  The termination of this Agreement for any cause shall not relieve any party hereto from any Liability which at the time of termination had already accrued to any other party hereto or which thereafter may accrue in respect of any act or omission of such party prior to such termination.  The payment of the Breakup Fee and Expense Reimbursement pursuant to Section 8.2(a) and Section 8.2(b) shall be the sole and exclusive remedy (as liquidated damages) of Purchasers.  The delivery of the Purchaser Revolver Assignment pursuant to Section 8.2(c) shall be the sole and exclusive remedy (as liquidated damages) of Sellers and their Affiliates.

ARTICLE IX
POST-CLOSING COVENANTS

9.1 Employees.  Subject to the requirements of any applicable collective bargaining agreement, Purchasers shall offer employment immediately prior to the Closing (but contingent on the occurrence of the Closing) to all active employees of the Company or the U.S. Operating Subsidiaries employed or engaged principally in the Business as of the Closing Date (such employees who accept such offer of employment, the “Rehired Employees”), on terms and conditions consistent with Section 9.2; provided, that prior to the Closing Date Sellers have supplied Purchaser with a list of employee layoffs, by date and location, implemented by Sellers in the 90-day period preceding the Closing Date, such offers shall be sufficient in number and as to terms and conditions so as not to give rise to any Seller obligations or liabilities under the WARN Act.  For the avoidance of doubt, active employees shall exclude persons currently receiving disability benefits.  Nothing contained in this Agreement shall confer upon any Rehired Employee any right to any term or condition of employment or to continuance of employment by Purchasers or any of their Affiliates, nor shall anything herein interfere with the right of Purchasers or any of their Affiliates to terminate the employment of any employee, including any Rehired Employee, at any time, with or without notice and for any or no reason, or restrict Purchasers or any of their Affiliates in modifying any of the terms or conditions of employment of any employee, including any Rehired Employee, after the Closing.

9.2 Employee Benefit Plans.  Other than the Assumed Employee Benefit Plans, no Purchaser shall assume any Employee Benefit Plan or any Liability thereunder.  Subject to Section 9.1, including Purchasers’ right to terminate the employment of any employee, including any Rehired Employee, at any time, effective immediately following the Closing and except to the extent otherwise provided by any applicable collective bargaining agreement, Purchasers shall provide the Rehired Employees, for a period of six (6) months after the Closing, with wages and employee benefits (other than, to the extent not Assumed Employee Benefit Plans, any equity or equity-related benefits, any defined benefit pension plan, any retiree health or life insurance benefits, any nonqualified deferred compensation plan or arrangement or severance plan or arrangement) that are substantially equivalent to those wages and employee benefits provided to such employees by Sellers immediately prior to the date of this Agreement (other than, to the extent not Assumed Employee Benefit Plans, equity or equity-related benefits, any defined benefit pension plan, any retiree health or life insurance benefits or any nonqualified deferred compensation plan or arrangement or severance plan or arrangement).  With respect to any such employee benefit plan in which the Rehired Employees may be eligible to participate, Purchasers shall: (i) in the plan year in which the Closing Date occurs, waive all limitations as to pre-existing condition exclusions and waiting periods applicable to such employees to the same extent such exclusions and waiting periods would have been waived or would otherwise not be applicable under the analogous plans in which such employees were participating immediately prior to the Closing; (ii) credit all deductibles and co-pays under any of Sellers’ health plans, during the applicable plan year that includes the Closing, towards deductibles and co-pays under the health plan of Purchasers; and (iii) recognize all service of such Rehired Employees with Sellers for purposes of eligibility to participate and vesting to the same extent taken into account under the corresponding plan in which such employees participated immediately prior to the Closing; provided, however, that this provision shall not be construed in any way that would result in a duplication of benefits provided to any  Person.  Nothing contained in this Agreement, express or implied: (a) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement or (b) shall alter or limit the ability of any Purchaser or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.  Nothing contained in this Agreement is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third-party beneficiary of this Agreement.

9.3 WARN Act.  In respect of notices and payments relating solely to events occurring on or prior to the Closing, the Sellers shall be jointly and severally responsible for and assume all Liability for (and the Sellers shall jointly and severally indemnify and hold Purchasers harmless from and against) any and all notices, payments, fines or assessments that become due on or before the Closing, pursuant to any applicable Law with respect to the employment, discharge or layoff of employees by the Sellers as of or before the Closing, including the WARN Act as defined herein.  Likewise, in respect of notices and payments under the WARN Act or relating to or arising from events occurring after the Closing, Purchasers shall be responsible and assume (and shall indemnify and hold the Sellers harmless from and against) all Liability for any and all notices, payments, fines or assessments with respect to the employment, discharge or layoff of employees employed by Purchasers after the Closing; provided, however, that such indemnification obligation by Purchasers shall arise only if Seller on or before the Closing has provided a list of employees, by date and location, terminated by Seller in the 90-day period preceding Closing.

9.4 Payroll Reporting and Withholding.  Purchasers shall adopt the “standard procedure” for preparing and filing IRS Forms W-2 (Wage and Tax Statements), as described in Revenue Procedure 2004-53.  Under this procedure, the Purchasers as the successor employer shall provide Forms W-2 to all Rehired Employees reflecting all wages paid and taxes withheld by Purchasers as the successor employer for the portion of the calendar year beginning on the day after the Closing Date.  Sellers as the predecessor employer shall provide Forms W-2 to all Rehired Employees reflecting all wages paid and taxes withheld by Sellers for the portion of the calendar year ending on the Closing Date.  Purchasers shall adopt the “standard procedure” of Rev. Proc. 2004-53 for purposes of IRS Forms W-4 (Employee’s Withholding Allowance Certificate) and W-5 (Earned Income Credit Advance Payment Certificate).  Under this procedure, Purchasers shall keep on file the Forms W-4 and W-5 provided by the Rehired Employees for the period required by applicable Law concerning record retention.  Purchasers shall obtain new IRS Forms W-4 and W-5 with respect to each Rehired Employee.

9.5 Joint Post-Closing Covenant of Purchasers and Sellers.  Purchasers and Sellers jointly covenant and agree that, from and after the Closing Date, Purchasers and Sellers will each use commercially reasonable efforts to cooperate with each other in connection with any action, suit, proceeding, investigation or audit of the other relating to (a) the preparation of an audit of any Tax Return of any Seller or Purchasers for all periods prior to or including the Closing Date and (b) any audit of any Purchaser or any audit of any Seller with respect to the sales, transfer and similar Taxes imposed by the laws of any state or political subdivision thereof, relating to the transactions contemplated by this Agreement.  In furtherance hereof, Purchasers and Sellers further covenant and agree to promptly respond to all reasonable inquiries related to such matters and to provide, to the extent reasonably possible, substantiation of transactions and to make available and furnish appropriate documents and personnel in connection therewith.  All costs and expenses incurred in connection with this Section 9.5 referred to herein shall be borne by the party who is subject to such action.

9.6 Certain Consents.  If a consent of a Third Party which is required in order to assign any Acquired Asset (or Claim, right or benefit arising thereunder or resulting therefrom) is not obtained prior to the Closing Date, or if an attempted assignment would be ineffective or would adversely affect the ability of any Seller to convey its interest in question to Purchasers, Sellers will cooperate with Purchasers and use commercially reasonable efforts in any lawful arrangement to provide that Purchasers shall receive the interests of any Seller in the benefits of such Acquired Asset.  Each Seller agrees to continue to use commercially reasonable efforts to obtain all such consents as have not been obtained prior to such date.

9.7 Name Changes.  Promptly, but in any event within fifteen (15) days, after the Closing, each Seller shall take all necessary action to change its name and the names of all Affiliates of Sellers to a name that does not include the word “Chesapeake” or any other name or mark included in the Company Intellectual Property (including any name set forth on the signature pages to this Agreement) (collectively, the “Restricted Names”), and Sellers agree to promptly notify Purchasers of such name change(s) and the new name(s) chosen by each Seller and all Affiliates of Seller, as applicable, and each Purchaser agrees and acknowledges that it shall not change its name to the name of any Seller prior to the Closing.  From and after the effective time of the name change, Sellers and all Affiliates of Sellers shall cease all use of any Restricted Name, including by removing all Restricted Names from all letterhead, stationary and signage.  Notwithstanding the foregoing, Purchasers hereby grant Sellers a revocable, non-exclusive royalty-free license to use the “Chesapeake” name and those marks identified in the Transition Services Agreement for the period set forth therein solely in connection with the winding-down of the operations of the Sellers; provided, that Sellers shall take commercially reasonable efforts to cease all use of any Restricted Name as soon as possible after Closing.

9.8 Accounts Receivable; Collections.  After the Closing, Sellers shall permit, and hereby authorize, Purchasers to collect, in the name of Sellers, all accounts receivable constituting part of the Acquired Assets and to endorse with the name of any applicable Seller for deposit in any Purchaser’s account any checks or drafts received in payment thereof.  Sellers shall promptly deliver to Purchasers any cash, checks or other property that they may receive after the Closing in respect of any accounts receivable or other asset constituting part of the Acquired Assets.

9.9 Access to Information.  Until the earlier of (i) twenty-four (24) months after the Closing Date and (ii) the completion of the wind-up of the Sellers, each party and their representatives shall have reasonable access to, and each shall have the right to photocopy, all of the books and records relating to the Business or the Acquired Assets and Purchasers shall have reasonable access to, and each shall have the right to photocopy, all of the books and records not related to the Business, in each case including all employee records or other personnel and medical records required by Law, legal process or subpoena, in the possession of the other party to the extent that such access may reasonably be required by such party in connection with the Assumed Obligations or the Excluded Liabilities, or other matters relating to or affected by the operation of the Business and the Acquired Assets; provided, that Sellers shall give Purchasers 30 days advance notice of the completion of the wind-up of Sellers.  Such access shall be afforded by the party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of any party or its Affiliates, (B) no party shall be required to take any action which would constitute a waiver of the attorney-client privilege and (C) no party need supply the other party with any information which such party is under a legal obligation not to supply.  The party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 9.9.  If the party in possession of such books and records shall desire to dispose of any such books and records upon or prior to the expiration of such period, such party shall, prior to such disposition, give the other party a reasonable opportunity at such other party’s expense, to segregate and remove such books and records as such other party may select.

9.10 Confidentiality.

(a) Following the Closing, Sellers shall maintain as confidential and shall not use or disclose (except as deemed necessary by Sellers to address any Excluded Asset, Excluded Liability or otherwise required by Law or as authorized in writing by Purchasers) (i) any information or materials relating to the Business, operations and affairs of Sellers or the Foreign Subsidiaries (other than the Excluded Assets) and (ii) any materials developed by Purchasers or any of its representatives (including its accountants, advisors, environmental, labor, employee benefits and any other consultants, lenders and legal counsel).  Except as otherwise permitted and provided above, in the event any Seller is required by Law to disclose any such confidential information, such Seller shall promptly notify Purchasers in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall reasonably cooperate with each Purchaser to obtain a protective order and otherwise preserve the confidentiality of such information consistent with applicable Law.  Information subject to the confidentiality obligations in this Section 9.10(a) does not include any information which (x) at the time of disclosure is generally available to or known by the public (other than as a result of its disclosure in breach of this Agreement) or (y) becomes available on a non-confidential basis from a Person who is not known to be bound by a confidentiality agreement with the Purchaser or its Affiliates, or who is not otherwise prohibited from transmitting the information.

(b) Following the Closing, Purchasers shall maintain as confidential and shall not use or disclose (except as deemed necessary by Purchasers to address any Excluded Asset or Excluded Liability or otherwise required by Law or as authorized in writing by Sellers) any information or materials relating to the Excluded Assets or Excluded Liabilities.  Except as otherwise permitted and provided above and to the extent that the Company has not dissolved, in the event any Purchaser is required by Law to disclose any such confidential information, such Purchaser shall promptly notify Sellers in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall reasonably cooperate with Sellers to obtain a protective order and otherwise preserve the confidentiality of such information consistent with applicable Law.  Information subject to the confidentiality obligations in this Section 9.10(b) does not include any information which (x) at the time of disclosure is generally available to or known by the public (other than as a result of a disclosure in breach of this Agreement) or (y) becomes available on a non-confidential basis from a Person who is not known to be bound by a confidentiality agreement with any Seller or its Affiliates, or who is not otherwise prohibited from transmitting the information.

9.11 Tax Matters.  (a) Each Purchaser shall, within 90 days after the Closing Date, prepare and deliver to Sellers a schedule allocating the Transaction Value (and any other items that are required for federal income tax purposes to be treated as part of the purchase price) among the Acquired Assets (such schedule, the “Allocation”), in accordance with Section 1060 of the Code and the treasury regulations thereunder (and any similar provision of state, local, or foreign law), which is subject to the reasonable approval of Sellers.  The Allocation shall identify the respective transferors and transferees of the Acquired Assets.  Once the Sellers approve the Allocation, the Allocation shall be binding upon the Sellers and each Purchaser.  Purchasers and Sellers shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Allocation, and shall take no position contrary thereto or inconsistent therewith unless required by applicable Law (including in any audits or examinations by any Governmental Authority or any other proceeding).  Purchasers and Sellers shall cooperate in the filing of any forms (including Internal Revenue Service Form 8594 under section 1060 of the Code and any other forms required under state, local or foreign law) with respect to such Allocation.  Notwithstanding any other provision of this Agreement, this Section 9.11 shall survive any termination or expiration of this Agreement.  Notwithstanding anything to the contrary herein, the Foreign Purchaser and the respective Sellers of the equity securities of CAPL and Chesapeake UK Holdings Limited agree to determine (i) the Hong Kong Value on or prior to the Closing Date in a manner consistent with this Section 9.11 and (ii) the U.K. Value within 28 days after the Closing Date, in order to permit the respective Seller to timely pay any Hong Kong and U.K. stamp duty due as a result of the transactions contemplated under this Agreement.  At least ten business day prior to the Closing Date, the Foreign Purchaser shall deliver to the Seller of the equity securities of CAPL a schedule (the “Hong Kong Value Schedule”) setting forth the Foreign Purchaser’s best good faith estimate of the Hong Kong Value as of the Closing, based upon, among other things, the latest audited accounts and the latest management accounts of CAPL and its Subsidiaries.  During the five-business day period immediately following such Seller’s receipt of the Hong Kong Value Schedule, the Seller of the equity securities of CAPL shall be permitted to review and comment on the Hong Kong Value Schedule.  The Hong Kong Value set forth in the Hong Kong Value Schedule shall become final and binding upon the parties two business days following such Seller’s receipt thereof unless the Seller gives written notice of its disagreement to the Foreign Purchaser prior to such date, and then the parties shall seek in good faith to resolve in writing any differences which they have with respect to the Hong Kong Value prior to the Closing Date.  As soon as agreement of the Hong Kong Value is reached, the Seller of the equity securities of CAPL and the Foreign Purchaser shall executed the Hong Kong Value Memorandum prior to the Closing Date.

(b) The Foreign Purchaser indicates, for the purposes of Article 223 B, paragraph 8-c of the French tax code, that it intends to sell the shares of Chesapeake France SA to a newly incorporated French indirect subsidiary of the Foreign Purchaser immediately following Closing, or as soon as possible thereafter, unless such newly incorporated French indirect subsidiary of the Foreign Purchaser directly purchases the shares of Chesapeake France SA.

(c) Sellers agree to cooperate with Purchasers to make, if allowed under law, and upon the election of the Purchasers, any elections under § 338 of the Code, or analogous elections allowed under foreign tax law, with respect to any of the transactions contemplated by this Agreement, provided that any such election has no material adverse tax consequences to Sellers.

9.12 Release and Indemnity.

(a) Effective as of the Closing, Purchasers and their respective Affiliates hereby release Sellers, the officers, directors and employees of the Company (in their capacity as such and for service provided to the Company and its Subsidiaries pursuant thereto), shareholders of the Company (in their capacity as shareholders) and non-employee agents and representatives (collectively, the “Seller Release Parties”) from any and all Liabilities, actions, rights of action, contracts, indebtedness, obligations, claims, causes of action, suits, damages, demands, costs expenses and attorneys’ fees whatsoever, of every kind and nature, known or unknown, disclosed or undisclosed, accrued or unaccrued, existing at any time, other than those arising out of the knowing or willful fraud or criminal misconduct of such Seller Release Party, in all circumstances, arising prior to Closing, that any Purchaser, Foreign Subsidiary or their respective Affiliates and all such Persons’ respective successors and assigns, have or may have against any of the Seller Released Parties (including, but not limited to, Environmental Liabilities); provided, that the foregoing shall not release any rights under the Transaction Documents which expressly survive Closing.

(b) Effective as of the Closing, Sellers hereby release Purchasers and their respective Affiliates, shareholders, directors, officers, employees, agents and representatives, the Foreign Subsidiaries and the directors of each Foreign Subsidiary (in their capacity as such and for service provided to the Foreign Subsidiaries pursuant thereto) (collectively, the “Buyer Released Parties”) from any and all Liabilities, actions, rights of action, contracts, indebtedness, obligations, claims, causes of action, suits, damages, demands, costs expenses and attorneys’ fees whatsoever, of every kind and nature, known or unknown, disclosed or undisclosed, accrued or unaccrued, existing at any time, other than those arising out of the knowing or willful fraud or criminal misconduct of such Buyer Release Party, that any Seller or its respective Affiliates and all such Persons’ respective successors and assigns, have or may have against any of the Buyer Released Parties; provided, that the foregoing shall not release any rights under the Transaction Documents which expressly survive Closing.

ARTICLE X

MISCELLANEOUS.

10.1 No Survival of Representations and Warranties.  The representations and warranties set forth in this Agreement or in the Schedules hereto shall expire with, and be terminated and extinguished at the Closing, and shall not survive the Closing Date.

10.2 No Impediment to Liquidation.  Nothing herein shall be deemed or construed as to limit, restrict or impose any impediment to the Sellers’ right to liquidate, dissolve and wind-up its affairs and to cease all business activities and operations at any time following the Closing.

10.3 Expenses.  Except as provided in Section 8.2 hereof, each party hereto shall bear its own costs and expenses, including attorneys’ fees, with respect to the transactions contemplated hereby.  Notwithstanding the foregoing, in the event of any action or proceeding to interpret or enforce this Agreement or any related agreements, the prevailing party in such action or proceeding (i.e., the party who, in light of the issues contested or determined in the action or proceeding, was more successful) shall be entitled to have and recover from the non-prevailing party such costs and expenses (including all court costs and reasonable attorneys’ fees) as the prevailing party may incur in the pursuit or defense thereof.

10.4 Amendment.  This Agreement may not be amended, modified or supplemented except by a written instrument signed by the Company (on behalf of itself and Sellers) and Purchasers.

10.5 Notices.  Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person, (b) on the date of transmission if sent by telex, telecopy, e-mail, or other wire transmission (with answer back confirmation of such transmission), (c) upon delivery, if delivered by a nationally known commercial courier service providing next day delivery service (such as Federal Express), or (d) upon delivery, or refusal of delivery, if deposited in the U.S. mail, certified or registered mail, return receipt requested, postage prepaid:

To Sellers:	Chesapeake Corporation
James Center II
1021 E. Cary Street
Richmond, VA 23219
Attn: Andrew J. Kohut
Fax: (804) 697-1192

with copy to:	Hunton & Williams LLP
951 E. Byrd Street, East Tower
Richmond, VA 23219
Attn: Gary Thompson
Fax: (804) 788-8218

To Purchasers, to:	c/o Irving Place Capital Management, L.P.
277 Park Ave, 39th Floor
New York, NY 10172
Attn: Philip M. Carpenter III
Fax: (212) 551-4576

c/o Oaktree Capital Management, L.P.
333 S. Grand Ave., 28th Floor
Los Angeles, California 90071
Attn: Jordon Kruse
Fax: (213) 830-6394

With copies to:	Kirkland & Ellis LLP
153 East 53rd Street
New York, NY 10022
Attn: Michael T. Edsall
Jonathan Henes
Fax: (212) 446-4900

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

10.6 Waivers.  The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing by the Company, in the case of a waiver by any Seller, or Purchasers, in the case of any waiver by any Purchaser, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach of other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.  Notwithstanding anything in this Agreement to the contrary, but subject to Section 10.1, regardless of Purchasers’ ability to investigate the affairs of Sellers and their Affiliates, and regardless of any knowledge of facts determined or determinable by Purchasers pursuant to such investigation or right of investigation, Purchasers have the right to rely on the representations and warranties of Sellers under this Agreement and to exercise all rights and remedies provided under this Agreement in respect thereof (including, for the avoidance of doubt, Purchasers’ rights under Article VII and Article VIII).

10.7 Counterparts and Execution.  This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

10.8 SUBMISSION TO JURISDICTION.  THE PARTIES HEREBY AGREE THAT ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, SUITS, AND PROCEEDINGS RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS CONTEMPLATED HEREIN SHALL BE FILED AND MAINTAINED ONLY IN THE BANKRUPTCY COURT, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF SUCH COURT.

10.9 Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of Law) as to all matters, including matters of validity, construction, effect, performance and remedies.

10.10 Binding Nature; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without prior written consent of the other parties (which shall not be unreasonably withheld or delayed); except (i) that each Purchaser may assign any of its rights and obligations hereunder to any Affiliate or Subsidiary of such Purchaser (whether wholly owned or otherwise); (ii) the rights and interests of Sellers hereunder may be assigned to a trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code; (iii) this Agreement may be assigned to any entity appointed as a successor to Sellers pursuant to a confirmed Chapter 11 plan; and (iv) as otherwise provided in this Agreement.  Sellers hereby agree that any Purchaser may grant a security interest in its rights and interests hereunder to its lenders, and Sellers will sign a consent with respect thereto if so requested by any Purchaser or its lender, and that the terms of this Agreement shall be binding upon any subsequent trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code.  Notwithstanding any provision to the contrary, upon Purchaser’s request, Sellers agree to cooperate with Purchasers to modify this Agreement as necessary to enable Purchasers and their Affiliates to purchase one or more Foreign Subsidiary in one or more series of transactions; provided, that Purchasers will purchase all of the Foreign Subsidiaries.

10.11 Specific Performance.  The parties acknowledge that Sellers shall not be entitled to any injunction to prevent breaches of this Agreement by Purchasers or any remedy to enforce specifically the terms and provisions of this Agreement (other than Section 8.2(c)) and that the sole and exclusive remedies of Sellers with respect to any such breach shall be the remedies set forth in Section 8.2(c).  The parties acknowledge that, in addition to the other remedies provided in this Agreement, Purchasers shall be entitled to an injunction to prevent breaches of this Agreement by Sellers or any remedy to enforce specifically the terms and provisions of this Agreement.

10.12 No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and nothing contained herein, express or implied, is intended to confer on any Person other than the parties hereto or their successors and permitted assigns, any rights, remedies, obligations, Claims, or causes of action under or by reason of this Agreement.

10.13 No Recourse.  This Agreement may only be enforced against, and any claims that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto or against the Equity Sponsors under and to the extent set forth in the Revolver Backstop Letter.  Except for the Purchasers and the Equity Sponsor (under and to the extent set forth in the Revolver Backstop Letter), no Equity Sponsor, nor any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, fiduciary, shareholder, equity holder, controlling person, trustee, general or limited partner, financing source, agent, attorney or representative of any Equity Sponsor or of any party hereto shall have any Liability for any obligations or Liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.14 Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to this Agreement to express their mutual intent, and no rule of strict construction shall be applied against any party.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and Laws promulgated thereunder, unless the context requires otherwise.

10.15 Public Announcements.  Except as required by Law or in connection with the Chapter 11 Cases, neither Sellers nor Purchasers shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto relating to the contents and manner of presentation and publication thereof, which approval will not be unreasonably withheld, delayed or conditioned.  Prior to making any public disclosure required by applicable law, the disclosing parties shall give the other party a copy of the proposed disclosure and reasonable opportunity to comment on the same.  Notwithstanding the foregoing, Purchasers shall not be restricted from making any public announcements or issuing any press releases after the Closing and Sellers shall not be restricted from making any announcements unrelated to the Business after the Closing.  Notwithstanding anything herein to the contrary, each Seller and Purchasers agree (on behalf of itself and each Affiliate and Person acting on behalf of it) that each party hereto (and each employee, representative, and other agent of any party hereto) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the transaction and all materials of any kind (including opinions or other Tax analyses) that are provided to any party hereto or any Person relating to such Tax treatment and Tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.  Each Seller and each Purchaser agree that the authorization contained in the immediately preceding sentence is not intended to permit disclosure of any other information, including (i) any portion of any materials to the extent not related to the Tax treatment or Tax structure of the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the Tax treatment or Tax structure of the transaction), or (v) any other term or detail not relevant to the Tax treatment or the Tax structure of the transaction.

10.16 Disclosure Schedules.  The information disclosed in any numbered part in the disclosure schedule delivered by Sellers to Purchasers on the date hereof (the “Disclosure Schedule”) shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered section in this Agreement and shall not be deemed to relate to or to qualify any other representation or warranty, unless an appropriate cross reference is contained in such section or subsection of the Disclosure Schedule.

10.17 Entire Understanding.  This Agreement, the Exhibits and the Schedules set forth the entire agreement and understanding of the parties hereto in respect to the transactions contemplated hereby and the Agreement, the Exhibits and the Schedules supersede all prior agreements, arrangements and understandings relating to the subject matter hereof and are not intended to confer upon any other Person any rights or remedies hereunder.

10.18 Closing Actions.  All deliveries, payments and other transactions and documents relating to the Closing shall be interdependent, and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing).

10.19 Setoff.  Sellers agree that Purchasers have rights of setoff and may, without duplication of the deductions set forth in the definition of “Purchase Price”, exercise such rights of setoff against any and all obligations of Sellers pursuant to any Transaction Document (including Sellers’ obligations under Section 6.7 herein), to Purchasers.

10.20 Conflict between Transaction Documents.  The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement or document referred to herein, this Agreement shall govern and control.

[END OF PAGE]

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed and delivered on the date first above written.

PURCHASERS:

BALTIMORE US INC.

By:           /s/ Jordon L. Kruse
Name:      Jordon L. Kruse
Its:           Co-President

BALTIMORE ACQUISITION (CAYMAN ISLANDS) LIMITED

By:           /s/ Stephen O'Donnell
Name:      Stephen O'Donnell
Its:           Director

SELLERS:

CHESAPEAKE CORPORATION

By:           /s/ Andrew J. Kohut
Name:      Andrew J. Kohut
Title:        President & Chief Executive Officer

CHESAPEAKE DISPLAY AND PACKAGING COMPANY

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Secretary

CHESAPEAKE FOREST PRODUCTS COMPANY, LLC

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Vice President & Secretary

DELMARVA PROPERTIES, INC.

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Vice President & Secretary

CARY ST. COMPANY

By:           /s/ Candace C. Formacek
Name:      Candace C. Formacek
Title:        Vice President

STONEHOUSE INC.

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Vice President & Secretary

CHESAPEAKE PHARMACEUTICAL PACKAGING COMPANY INC.

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Vice President & Secretary

CHESAPEAKE INTERNATIONAL HOLDING COMPANY

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Vice President & Secretary

CHESAPEAKE PRINTING AND PACKAGING COMPANY

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        Vice President & Secretary

SHEFFIELD, INC.

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE ASSETS COMPANY

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE RECYCLING COMPANY

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE CORPORATION (A WISCONSIN CORPORATION)

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE CORPORATION (A MASSACHUSETTS CORPORATION)

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE CORPORATION (A DISTRICT OF COLUMBIA CORPORATION)

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE CORPORATION (AN ILLINOIS CORPORATION)

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

CHESAPEAKE CORPORATION (A LOUISIANA CORPORATION)

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President

THE CHESAPEAKE CORPORATION OF VIRGINIA

By:           /s/ J. P. Causey Jr.
Name:      J. P. Causey Jr.
Title:        President